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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

    Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                           PENNZOIL PRODUCTS COMPANY
                (BEING RENAMED "PENNZOIL-QUAKER STATE COMPANY")
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                       74-159720
          (State of incorporation)                            (I.R.S. Employer
                                                           Identification Number)
       PENNZOIL PLACE, P.O. BOX 2967
               HOUSTON, TEXAS                                    77252-2967
  (Address of principal executive offices)                       (Zip Code)

       Registrant's telephone number, including area code: (713) 546-4000

       Securities to be registered pursuant to Section 12(b) of the Act:

                                                       NAME OF EACH EXCHANGE ON WHICH
  TITLE OF EACH CLASS TO BE SO REGISTERED              EACH CLASS IS TO BE REGISTERED
--------------------------------------------    --------------------------------------------
   Common Stock, par value $.10 per share              New York Stock Exchange, Inc.
                                                           Pacific Exchange, Inc.

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (TITLE OF CLASS)

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

                           PENNZOIL PRODUCTS COMPANY
                (BEING RENAMED "PENNZOIL-QUAKER STATE COMPANY")

      I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN
                 REGISTRATION STATEMENT ON FORM 10 BY REFERENCE

    CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

ITEM
NO.           ITEM CAPTION                        LOCATION IN INFORMATION STATEMENT
----          ------------                        ---------------------------------
  1.  Business....................   "Summary"; "Business of Pennzoil-Quaker State Company";
                                     "Business of Pennzoil Products Group" and "Management's
                                     Discussion and Analysis of Financial Condition and Results
                                     of Operations for Pennzoil Products Group."
  2.  Financial Information.......   "Summary Selected Historical and Pro Forma Financial Data";
                                     "Pennzoil Products Group Selected Combined Financial
                                     Information"; "Management's Discussion and Analysis of
                                     Financial Condition and Results of Operations for Pennzoil
                                     Products Group"; "Pennzoil-Quaker State Company Unaudited
                                     Pro Forma Condensed Combined Financial Statements" and
                                     Pennzoil Products Group Combined Financial Statements and
                                     the notes thereto.
  3.  Properties..................   "Business of Pennzoil-Quaker State Company" and "Business of
                                     Pennzoil Products Group."
  4.  Security Ownership of
        Certain Beneficial Owners
        and Management............   "Security Ownership of Certain Beneficial Owners."
  5.  Directors and Executive
        Officers..................   "Management of Pennzoil-Quaker State Company."
  6.  Executive Compensation......   "Management of Pennzoil-Quaker State Company."
  7.  Certain Relationships and
        Related Transaction.......   "Relationship Between Pennzoil-Quaker State Company and
                                     Pennzoil After the Merger -- Employee Benefits Agreement";
                                     "Management of Pennzoil-Quaker State Company" and "Interest
                                     of Certain Persons."
  8.  Legal Proceedings...........   "The Transactions -- Litigation" and "Business of Pennzoil
                                     Products Group -- Legal Proceedings."
  9.  Market Price of and
        Dividends on the
        Registrant's Common Equity
        and Related Stockholder
        Matters...................   "Summary"; "Risk Factors"; "The Transactions -- Structure of
                                     the Transactions"; "The Transactions -- Listing and Trading
                                     of Pennzoil-Quaker State Common Stock"; "Relationship
                                     Between Pennzoil-Quaker State Company and Pennzoil After the
                                     Merger -- Employee Benefits Agreement" and "Security
                                     Ownership of Certain Beneficial Owners."
 11.  Description of Registrant's
        Securities to be
        Registered................   "Description of Pennzoil-Quaker State Company Capital
                                     Stock."

ITEM
NO.           ITEM CAPTION                        LOCATION IN INFORMATION STATEMENT
----          ------------                        ---------------------------------
 12.  Indemnification of Directors
        and Officers..............   "Management of Pennzoil-Quaker State Company -- Officer and
                                     Director Indemnification"; "Interests of Certain Persons --
                                     Indemnification of Officers and Directors" and "Description
                                     of Pennzoil-Quaker State Company Capital Stock -- Limitation
                                     on Directors' and Officers' Liability."
 13.  Financial Statements and
        Supplementary Data........   "Summary Selected Historical and Pro Forma Financial Data";
                                     "Pennzoil Products Group Selected Combined Financial
                                     Information"; "Management's Discussion and Analysis of
                                     Financial Condition and Results of Operations for Pennzoil
                                     Products Group"; "Pennzoil-Quaker State Company Unaudited
                                     Pro Forma Condensed Combined Financial Statements" and
                                     Pennzoil Products Group Combined Financial Statements and
                                     the notes thereto.

             II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     On March 26, 1998, Pennzoil Products Company, a Delaware corporation ("PPC"), issued 1,000 shares of its common stock to Pennzoil Products Company, a Nevada corporation ("PPC Nevada"), its direct parent, for consideration of $1,000. On March 27, 1998, PPC Nevada merged with and into PPC, with PPC surviving as a wholly owned subsidiary of Pennzoil Company ("Pennzoil"). In the merger, each share of PPC common stock was canceled, and each of the 41,476,490 outstanding shares of PPC Nevada Class B common stock held by Pennzoil (the only capital stock of PPC Nevada outstanding) was converted into one share of PPC common stock. In the opinion of PPC, these transactions are exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof in that such transactions did not involve any public offering.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements:

     The following is a list of financial statements included in the Information Statement and filed as part of this Registration Statement on Form 10:

     (1) Summary Selected Historical and Pro Forma Financial Data
          (A) Pennzoil Products Group Selected Combined Financial Information
          (B) Quaker State Corporation Selected Financial Information
          (C) Pennzoil-Quaker State Company Selected Unaudited Pro Forma Combined Financial Information

     (2) Pennzoil Products Group Selected Combined Financial Information

     (3) Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements
          (A) Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 1998
          (B) Unaudited Pro Forma Condensed Combined Income Statement for the six months ended June 30, 1998
          (C) Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 1997
          (D) Notes to Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements

     (4) Pennzoil Products Group Combined Financial Statements.
          (A) Combined Statement of Income and Comprehensive Income for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995
          (B) Combined Balance Sheet as of June 30, 1998 and December 31, 1997 and 1996
          (C) Combined Statement of Shareholder's Equity for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995
          (D) Combined Statement of Cash Flows for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995
          (E) Notes to Combined Financial Statements

     (b) Exhibits:

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
           2.1           -- Agreement and Plan of Merger, dated as of April 14, 1998, among Pennzoil Company, Pennzoil Products Company,
                            Downstream Merger Company and Quaker State Corporation
                            (filed as Annex A to the Proxy Statement/Prospectus of
                            Pennzoil Products Company dated August 17, 1998
                            constituting a part of the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
           2.2           -- Amendment Number One to Agreement and Plan of Merger,
                            dated as of August 11, 1998, among Pennzoil Company,
                            Pennzoil Products Company, Downstream Merger Company and
                            Quaker State Corporation (filed as Annex F to the Proxy
                            Statement/Prospectus of Pennzoil Products Company dated
                            August 17, 1998 constituting a part of the Registration
                            Statement of Pennzoil Products Company on Form S-4
                            (Registration No. 333-61541) and incorporated herein by
                            reference).
           2.3           -- Distribution Agreement, dated as of April 14, 1998,
                            between Pennzoil Company and Pennzoil Products Company
                            (filed as Annex B to the Proxy Statement/ Prospectus of
                            Pennzoil Products Company dated August 17, 1998
                            constituting a part of the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
           3.1           -- Pennzoil Products Company Certificate of Incorporation,
                            as amended (filed as Exhibit 3.1 to the Registration
                            Statement of Pennzoil Products Company on Form S-4
                            (Registration No. 333-61541) and incorporated herein by
                            reference).
           3.2           -- Form of Pennzoil-Quaker State Company Restated
                            Certificate of Incorporation (filed as Annex E to the
                            Proxy Statement/Prospectus of Pennzoil Products Company
                            dated August 17, 1998 constituting a part of the
                            Registration Statement of Pennzoil Products Company on
                            Form S-4 (Registration No. 333-61541) and incorporated
                            herein by reference).
           3.3           -- Pennzoil Products Company By-Laws (filed as Exhibit 3.3 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
           3.4           -- Form of Pennzoil-Quaker State Company Amended and
                            Restated By-Laws (filed as Exhibit 3.4 to the
                            Registration Statement of Pennzoil Products Company on
                            Form S-4 (Registration No. 333-61541) and incorporated
                            herein by reference).
           3.5           -- Form of Common Stock Certificate of Pennzoil-Quaker State
                            Company (filed as Exhibit 3.5 to the Registration
                            Statement of Pennzoil Products Company on Form S-4
                            (Registration No. 333-61541) and incorporated herein by
                            reference).
           3.6           -- Form of Pennzoil-Quaker State Company Rights Agreement
                            (filed as Exhibit 3.6 to the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
          10.1           -- Form of Employee Benefits Agreement between Pennzoil
                            Company and Pennzoil Products Company (filed as Exhibit
                            10.1 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
          10.2           -- Form of Tax Separation Agreement between Pennzoil Company and Pennzoil Products Company (filed as Exhibit 10.2 to
                            the Registration Statement of Pennzoil Products Company
                            on Form S-4 (Registration No. 333-61541) and incorporated
                            herein by reference).

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

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
          10.3           -- Form of Trademark License Agreement between Pennzoil
                            Company and Pennzoil Products Company (filed as Exhibit
                            10.3 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
          10.4           -- Form of Transition Services Agreement between Pennzoil
                            Company and Pennzoil Products Company (filed as Exhibit
                            10.4 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
          10.5           -- Term Sheet for Crude Oil Supply Agreement between
                            Pennzoil Company and Pennzoil Products Company (filed as
                            Exhibit 10.5 to the Registration Statement of Pennzoil
                            Products Company on Form S-4 (Registration No. 333-61541)
                            and incorporated herein by reference).
          10.6           -- Form of Pennzoil-Quaker State Company 1998 Incentive Plan
                            (filed as Exhibit 10.6 to the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
          10.7           -- Form of Indemnification Agreement between Pennzoil-Quaker
                            State Company and certain directors (filed as Exhibit
                            10.7 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
          10.8           -- Form of Quaker State Corporation Retention Pay Plan
                            (filed as Exhibit 10.8 to the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
          21.1           -- Subsidiaries of Pennzoil Products Company (filed as
                            Exhibit 21.1 to the Registration Statement of Pennzoil
                            Products Company on Form S-4 (Registration No. 333-61541)
                            and incorporated herein by reference).
          23.1           -- Consent of Arthur Andersen LLP.
          23.2           -- Consent of PricewaterhouseCoopers LLP.
          99.1           -- Financial Statements of Excel Paralubes.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PENNZOIL PRODUCTS COMPANY

                                            By:  /s/ DAVID P. ALDERSON II
                                              ----------------------------------
                                                     David P. Alderson II
                                                        Vice President

September 21, 1998

INFORMATION STATEMENT

                           PENNZOIL PRODUCTS COMPANY
                (BEING RENAMED "PENNZOIL-QUAKER STATE COMPANY")

                                  COMMON STOCK

     This Information Statement is being provided to the stockholders of Pennzoil Company ("Pennzoil") to provide them with information with respect to the spin-off to Pennzoil stockholders (the "Spin-off") of the common stock of Pennzoil Products Company ("PPC"), which is being renamed "Pennzoil-Quaker State Company."

     The Spin-off and related transactions are contemplated by the Agreement and Plan of Merger (as amended, the "Merger Agreement") among Pennzoil, PPC, Downstream Merger Company, a wholly owned subsidiary of PPC ("Merger Sub"), and Quaker State Corporation ("Quaker State"). The Merger Agreement and related agreements, including a distribution agreement between Pennzoil and PPC (as amended, the "Distribution Agreement"), provide for the consolidation of Pennzoil's motor oil, refined products and Jiffy Lube(R) fast lube operations under PPC, the renaming of PPC as Pennzoil-Quaker State Company, the Spin-off of Pennzoil-Quaker State Company to Pennzoil's stockholders and the merger of Merger Sub with and into Quaker State (the "Merger"), with the result that Quaker State will become a subsidiary of Pennzoil-Quaker State Company.

     In connection with the Spin-off, Pennzoil stockholders are receiving one share of Pennzoil-Quaker State Company common stock for each share of Pennzoil common stock held. In connection with the Merger, Quaker State stockholders will be entitled to receive .8204 of a share of Pennzoil-Quaker State Company common stock in exchange for each share of Quaker State capital stock held. This Information Statement relates to the shares of common stock of Pennzoil-Quaker State Company being issued in the Spin-off.

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH PENNZOIL-QUAKER STATE COMPANY COMMON STOCK.

                             ---------------------

    THE SECURITIES DISTRIBUTED IN CONNECTION WITH THE SPIN-OFF HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
  SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
    STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

      THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

             The date of this Information Statement is      , 1998.

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
QUESTIONS AND ANSWERS ABOUT THE
  TRANSACTIONS............................     1
SUMMARY...................................     3
SUMMARY SELECTED HISTORICAL AND PRO FORMA
  FINANCIAL DATA..........................     5
DISCLOSURE REGARDING FORWARD-LOOKING
  STATEMENTS..............................     9
RISK FACTORS..............................     9
THE TRANSACTIONS..........................    12
Structure of the Transactions.............    12
Accounting Treatment and Considerations...    13
Certain United States Federal Income Tax
  Consequences............................    13
Regulatory Matters........................    14
Litigation................................    15
Listing and Trading of Pennzoil-Quaker
  State Company Common Stock..............    15
BUSINESS OF PENNZOIL-QUAKER STATE
  COMPANY.................................    16
BUSINESS OF QUAKER STATE..................    16
General...................................    16
Lubricants and Lubricant Services.........    17
Consumer Products.........................    18
Discontinued Operations...................    18
Further Information.......................    18
BUSINESS OF PENNZOIL PRODUCTS GROUP.......    19
Motor Oil and Refined Products............    19
Fast Lube Operations......................    21
Competition...............................    22
Patents and Trademarks....................    22
Research and Development..................    22
Legal Proceedings.........................    23
Governmental Regulation...................    23
Employees.................................    24
PENNZOIL PRODUCTS GROUP SELECTED COMBINED
  FINANCIAL INFORMATION...................    25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS FOR PENNZOIL PRODUCTS
  GROUP...................................    26
Segment Financial Information.............    26
Results of Operations.....................    27
Overhead Charges..........................    30
Interest Charges, Net.....................    31
Capital Resources and Liquidity...........    31
Year 2000 Issues..........................    33
PENNZOIL-QUAKER STATE COMPANY UNAUDITED
  PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS..............................    35
PENNZOIL-QUAKER STATE COMPANY SUPPLEMENTAL
  FINANCIAL DATA..........................    41

                                            PAGE
                                            ----
RELATIONSHIP BETWEEN PENNZOIL-QUAKER STATE
  COMPANY AND PENNZOIL AFTER THE MERGER...    43
Tax Separation Agreement..................    43
Employee Benefits Agreement...............    43
Crude Oil Supply Agreement................    44
Other Agreements..........................    45
CREDIT ARRANGEMENTS.......................    47
MANAGEMENT OF PENNZOIL-QUAKER STATE
  COMPANY.................................    48
Directors and Executive Officers..........    48
Compensation of Directors.................    50
Officer and Director Indemnification......    51
Executive Compensation....................    51
INTERESTS OF CERTAIN PERSONS..............    56
Existing Officers and Directors Who Will
  Join Pennzoil-Quaker State Company at
  the Effective Time......................    56
Indemnification of Officers and
  Directors...............................    56
Quaker State Officers' and Directors'
  Interests Under Stock Plans.............    57
Pennzoil Officers' Interests Under Stock
  Plans...................................    57
Baum Employment Agreement.................    58
Barr Consulting Agreement.................    58
Employment Continuation Agreements........    58
Rabbi Trust...............................    59
Long-Term Incentive Program...............    59
Other Severance Benefits..................    59
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
  OWNERS..................................    60
Security Ownership of Pennzoil............    60
Security Ownership of Quaker State........    62
DESCRIPTION OF CAPITAL STOCK OF
  PENNZOIL-QUAKER STATE COMPANY...........    63
Pennzoil-Quaker State Company Common
  Stock...................................    63
Pennzoil-Quaker State Company Preferred
  Stock...................................    64
Stockholder Rights Plan...................    64
Limitation on Directors' and Officers'
  Liability...............................    67
Section 203 of Delaware General
  Corporation Law.........................    68
Certain Bylaw Provisions..................    68
Amendments to Charter and Bylaws..........    68
No Stockholder Action By Written
  Consent.................................    69
Special Meetings of Stockholders..........    69
Classification of Board of Directors......    69
Removal of Directors......................    69
No Cumulative Voting......................    70
Limitation on Changes in Control..........    70
Transfer Agent and Registrar..............    70
EXPERTS...................................    70
WHERE YOU CAN FIND MORE INFORMATION.......    70
INDEX TO FINANCIAL STATEMENTS.............   F-1

                  QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

     The following questions and answers highlight selected information regarding the Spin-off, Merger and related transactions described in this Information Statement. For a more complete description of the terms of the Spin-off, Merger and related transactions, please read this entire Information Statement and the documents it refers to. See "Where You Can Find More Information" on page 70.

Q:  PLEASE BRIEFLY DESCRIBE THE PROPOSED SPIN-OFF, MERGER AND RELATED
    TRANSACTIONS.

A: Pennzoil is consolidating its motor oil, refined products and Jiffy Lube(R) fast lube operations under one company and spinning off that company to Pennzoil's stockholders. The company to be spun off, formerly called Pennzoil Products Company, will be known as "Pennzoil-Quaker State Company" after the Spin-off. Quaker State will then merge with a newly formed subsidiary of Pennzoil-Quaker State Company and become a new subsidiary of Pennzoil-Quaker State Company.

     In this Information Statement:

     - we refer to Pennzoil Company as "Pennzoil"

     - we refer to Pennzoil Products Company as "PPC"

     - we refer to Jiffy Lube International, Inc. as "Jiffy Lube"

     - we refer to Pennzoil's motor oil, refined products and Jiffy Lube(R) fast lube operations, which include PPC and Jiffy Lube, as "Pennzoil Products Group"

     - we refer to Quaker State Corporation as "Quaker State"

     - we refer to the company formed by the combination of Pennzoil Products Group and Quaker State as "Pennzoil-Quaker State Company"

Q: WHAT AM I RECEIVING IN THE SPIN-OFF?

A: As a result of the Spin-off, for every share of Pennzoil common stock you own, you are receiving one share of Pennzoil-Quaker State Company common stock, together with an associated preferred stock purchase right similar to the rights you have with your existing Pennzoil shares.

Q: HOW MANY PENNZOIL-QUAKER STATE COMPANY SHARES WILL BE OUTSTANDING AFTER THE SPIN-OFF AND MERGER?

A: When the Spin-off and Merger are completed, we expect that there will initially be approximately 77 million Pennzoil-Quaker State Company shares outstanding, approximately 38.5% of which will be held by former stockholders of Quaker State and approximately 61.5% of which will be held by stockholders of Pennzoil.

Q:  WHAT DIVIDENDS WILL I RECEIVE IN THE FUTURE?

A: Pennzoil currently pays an annual dividend of $0.25 per share on its common stock. We expect that Pennzoil-Quaker State Company will pay an annual dividend of $0.75 per share on its common stock. However, the Board of Directors of Pennzoil-Quaker State Company may change its dividend policy based on business conditions, the company's financial condition, its earnings and other factors.

Q: WHERE WILL THE PENNZOIL-QUAKER STATE COMPANY SHARES BE LISTED?

A: The shares of Pennzoil-Quaker State Company common stock distributed in the Spin-off have been approved for listing on the New York Stock Exchange and the Pacific Exchange under the symbol "PZL."

Q:WHO WILL RUN PENNZOIL-QUAKER STATE COMPANY?

A: Mr. James L. Pate, the current Chairman and Chief Executive Officer of
   Pennzoil, will be Chairman and Chief Executive Officer of Pennzoil-Quaker State Company. In addition, a committee consisting of Mr. Pate, Herbert M. Baum, the current Chairman and Chief Executive Officer of Quaker State, one director selected by Pennzoil and one director selected by Quaker State will be responsible for recruiting a President and Chief Operating Officer of Pennzoil-Quaker State Company, who will also serve on the Pennzoil-Quaker State Company Board of Directors. After the Merger, no officer of Pennzoil-Quaker State Company will also be an officer of Pennzoil.

Q:WHO WILL SERVE ON THE PENNZOIL-QUAKER STATE COMPANY BOARD OF DIRECTORS?

A: The 12 initial directors of the Pennzoil-Quaker State Company Board of
   Directors include seven designees of Pennzoil, including Mr. Pate, Howard H. Baker, Jr., W. L. Lyons Brown, Jr., Ernest H. Cockrell, Alfonso Fanjul, Berdon Lawrence and Gerald B. Smith, and five designees of Quaker State, including Mr. Baum, C. Frederick Fetterolf, Forrest R. Haselton, L. David Myatt and Lorne R. Waxlax. The number of directors will be increased by one, and the new President and Chief Operating Officer of Pennzoil-Quaker State Company will be added as a director, effective upon his or her appointment as President and Chief Operating Officer.

Q:WHAT ARE THE TAX CONSEQUENCES OF THE SPIN-OFF AND MERGER TO PENNZOIL
  STOCKHOLDERS?

A: We believe these transactions will be tax-free to the stockholders of Pennzoil for U.S. federal income tax purposes. A more detailed description of the federal income tax consequences of these transactions appears beginning on page 13.

                                    SUMMARY

     This summary highlights selected information regarding the Spin-off, Merger and related transactions described in this Information Statement. For a more complete description of the terms of the Spin-off, Merger and related transactions, please read this entire Information Statement and the documents it refers to. See "Where You Can Find More Information" on page 70.

     The description in this summary of Pennzoil-Quaker State Company after the Spin-off and Merger and on a pro forma basis includes forward-looking statements and is not necessarily indicative of the financial position or results of operations that would have actually occurred if the Spin-off and Merger had taken place earlier or of the results that may be obtained in the future. You are urged to review "Disclosure Regarding Forward-Looking Statements" on page 9 and "Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 35.

THE COMPANIES

PENNZOIL PRODUCTS GROUP
Pennzoil Place
P.O. Box 2967
Houston, Texas 77252-2967
(713) 546-4000

     Pennzoil Products Group manufactures and markets premium-quality lubricants and refined products, including motor oil, specialty industrial products and high quality automotive treatment and appearance products, and includes the operations of Jiffy Lube, the world's largest franchisor of fast lube centers.

QUAKER STATE CORPORATION
225 E. John Carpenter Freeway
Irving, Texas 75062
(972) 868-0400

     Quaker State is principally a manufacturer and marketer of leading consumer automotive products and services, including motor oil and a full range of high-quality automotive treatment, appearance, accessory and air freshener products, and an operator and franchisor of Q-Lube(R) fast oil change centers.

     For further information on Pennzoil Products Group and Quaker State, see "Business of Pennzoil Products Group" beginning on page 19 and "Business of Quaker State" beginning on page 16.

THE PROPOSED TRANSACTIONS (SEE PAGE 12)

     Pennzoil Products Group is being spun off to Pennzoil's stockholders as a new public company that will be known as "Pennzoil-Quaker State Company" after the Spin-off.

     A newly formed subsidiary of Pennzoil-Quaker State Company will then merge with Quaker State, with the result that Quaker State will become a subsidiary of Pennzoil-Quaker State Company.

PENNZOIL-QUAKER STATE COMPANY AFTER THE MERGER

     The proposed Merger of Pennzoil Products Group and Quaker State will create a premier worldwide automotive aftermarket products and consumer car care company. Pennzoil-Quaker State Company will enjoy strong brand-name recognition in key product categories, such as motor oil with Pennzoil(R) and Quaker State(R), fast oil changes with Jiffy Lube(R) and Q-Lube(R), and car care products with Slick 50(R), Rain-X(R), Blue Coral(R), Black Magic(R), Westley's(R), Medo(R), Autoshade(R), Gumout(R), Fix-a-Flat(R), Outlaw(R), Snap(R), Classic(R) Car Wax and others.

     Following these transactions, Pennzoil-Quaker State Company will:

  - be an independent public company, initially owned approximately 38.5% by former Quaker State stockholders and approximately 61.5% by Pennzoil stockholders;

  - own and operate the businesses of Pennzoil Products Group and Quaker State; and

  - have total assets of approximately $3.2 billion and initial long-term debt of approximately $1.0 billion (on a pro forma basis assuming the Spin-off and Merger occurred on June 30, 1998).

WHAT PENNZOIL STOCKHOLDERS ARE RECEIVING

     Pennzoil stockholders are receiving one share of Pennzoil-Quaker State Company common stock for each share of Pennzoil common stock that they own.

BOARD OF DIRECTORS AND MANAGEMENT OF PENNZOIL-QUAKER STATE COMPANY AFTER THE MERGER (SEE PAGE 48)

     Pennzoil-Quaker State Company will be initially governed by a Board of 12 directors, consisting of seven designees of Pennzoil, including James L. Pate, Howard H. Baker, Jr., W. L. Lyons Brown, Jr., Ernest H. Cockrell, Alfonso Fanjul, Berdon Lawrence and Gerald B. Smith, and five designees of Quaker State, including Herbert M. Baum, C. Frederick Fetterolf, Forrest R. Haselton, L. David Myatt and Lorne R. Waxlax. The number of directors will be increased by one, and the new President and Chief Operating Officer of Pennzoil-Quaker State Company will be added as a director, effective upon his or her appointment as President and Chief Operating Officer.

     Mr. Pate, the current Chairman and Chief Executive Officer of Pennzoil, will be Chairman and Chief Executive Officer of Pennzoil-Quaker State Company. A committee consisting of Mr. Pate, Mr. Baum, one director selected by Pennzoil and one director selected by Quaker State will be responsible for recruiting a President and Chief Operating Officer of Pennzoil-Quaker State Company.

     The senior management of Pennzoil-Quaker State Company following the Merger will consist of most of the current senior management of Pennzoil, and such officers of Pennzoil-Quaker State Company will resign from their officer positions at Pennzoil.

ACCOUNTING TREATMENT AND CONSIDERATIONS (SEE PAGE 13)

     We will account for the Merger using the purchase method of accounting, with Pennzoil Products Group treated as the acquiror. As a result, we will record the assets and liabilities of Pennzoil Products Group at historical amounts, without restatement to fair values. We will record the assets and liabilities of Quaker State at their estimated fair values at the date of the Merger, with the excess of the purchase price over the sum of such fair values recorded as goodwill. The purchase price is based upon the market capitalization of Quaker State, using an average trading price of Quaker State capital stock for a reasonable period of time immediately before and after the Merger was announced, plus certain Merger-related costs.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 13)

     We have structured the proposed transactions so that the Spin-off and the Merger are conditioned upon Pennzoil's receipt of a letter ruling from the Internal Revenue Service that the Spin-off and certain related matters will be generally tax-free to Pennzoil and its stockholders. The proposed transactions also are conditioned on the receipt of opinions from legal counsel that the Merger is a "reorganization" in which no gain or loss will be recognized by Pennzoil-Quaker State Company. Pennzoil-Quaker State Company stockholders will recognize no gain or loss as a result of Merger.

     Tax matters are complicated, and the tax consequences of the proposed transactions to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences to you of the Spin-off and the Merger.

LISTING OF PENNZOIL-QUAKER STATE COMPANY STOCK (SEE PAGE 15)

     Pennzoil-Quaker State Company common stock has been approved for listing on the New York Stock Exchange and on the Pacific Exchange under the symbol "PZL."

                        SUMMARY SELECTED HISTORICAL AND
                            PRO FORMA FINANCIAL DATA

SOURCES OF INFORMATION

     We are providing the following selected financial information concerning Pennzoil Products Group, Quaker State and Pennzoil-Quaker State Company. We derived this information from the audited and unaudited financial statements for Pennzoil Products Group and Quaker State for the periods presented. The information is only a summary and you should read it in conjunction with the financial information included in this Information Statement or filed by Quaker State with the SEC. See "Where You Can Find More Information" on page 70, "Index to Financial Statements" on page F-1, and "Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 35.

HOW WE PREPARED THE UNAUDITED PRO FORMA
COMBINED FINANCIAL INFORMATION

     The unaudited pro forma condensed combined financial information is presented to show you how Pennzoil-Quaker State Company might have looked if Pennzoil Products Group had been an independent company and Pennzoil Products Group and Quaker State had been combined for the periods presented. We did not adjust the pro forma financial information for estimated general and administrative expense savings and operational efficiencies that may be realized as a result of the Merger or one-time costs and expenses necessary to achieve such savings and efficiencies. We prepared the pro forma financial information using the purchase method of accounting, with Pennzoil Products Group treated as the acquiror. See "The Transactions -- Accounting Treatment and Considerations" on page 13 and "Pennzoil-Quaker State Company Supplemental Financial Data" beginning on page 41.

     If the companies had been combined in the past, they might have performed differently. You should not rely on the pro forma financial information as an indication of the financial position or results of operations that Pennzoil-Quaker State Company would have achieved if the Spin-off and Merger had taken place earlier or of the future results that Pennzoil-Quaker State Company will achieve after the Merger. See "Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 35.

MERGER-RELATED EXPENSES

     Pennzoil Products Group and Quaker State estimate that they will incur fees and expenses totaling approximately $90 million in connection with the Spin-off, Merger and related transactions, which have been included in calculating the purchase price. After the Merger, Pennzoil-Quaker State Company may incur certain additional charges and expenses relating to restructuring and integrating the operations of the Pennzoil Products Group and Quaker State. We did not adjust the pro forma information for these additional charges and expenses or for estimated general and administrative expense savings and operational efficiencies that may be realized as a result of the Merger. See "Pennzoil-Quaker State Company Supplemental Financial Data" beginning on page 41.

                            PENNZOIL PRODUCTS GROUP

                    SELECTED COMBINED FINANCIAL INFORMATION

     The selected combined financial information set forth below as of and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 for Pennzoil Products Group reflects the combined operations of PPC and Jiffy Lube and has been derived from the audited combined financial statements and the unaudited combined financial statements of Pennzoil Products Group. The selected financial information set forth below as of and for the six months ended June 30, 1998 and 1997 is derived from Pennzoil Products Group's unaudited combined financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of Pennzoil Products Group. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with the combined financial statements of Pennzoil Products Group, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations for Pennzoil Products Group included elsewhere in this Information Statement.

                                 AS OF AND FOR
                                THE SIX MONTHS
                                 ENDED JUNE 30                  AS OF AND FOR THE YEARS ENDED DECEMBER 31
                            -----------------------   --------------------------------------------------------------
                               1998         1997         1997         1996         1995         1994         1993
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  (UNAUDITED)                                                      (UNAUDITED)

                                                            (EXPRESSED IN THOUSANDS)
STATEMENT OF INCOME DATA(1)
  Revenues(2).............  $  942,411   $1,029,315   $2,013,160   $1,968,013   $1,807,702   $1,748,330   $1,711,123
  Income (loss) from
    continuing
    operations............       6,646        1,651         (589)      (9,189)     (53,242)     (16,048)       3,406
  Net income (loss)(3)....       6,646        1,651         (589)      (9,189)     (53,242)     (16,048)       3,406
COMBINED BALANCE SHEET DATA
  Cash and cash
    equivalents...........  $    8,162   $   10,282   $    9,132   $   15,797   $   10,468   $   12,514   $   14,562
  Total assets............   1,553,744    1,468,784    1,559,623    1,370,499    1,278,667    1,056,102    1,007,364
  Total debt and capital
    lease
    obligations(4)........     445,140      448,903      458,620      458,452      435,213      140,031      168,362
  Shareholder's equity....     284,736      244,768      256,380      235,741      224,795      211,741      169,427

---------------

(1) Historical earnings and dividends per share disclosures have been omitted because they are not meaningful, since Pennzoil Products Group consists of direct and indirect wholly owned subsidiaries of Pennzoil.

(2) The decrease in revenues for the six months ended June 30, 1998 compared to the six months ended June 30, 1997 was primarily the result of Pennzoil Products Group's contribution of its specialty industrial products business to a partnership with Conoco Inc. called Penreco in October 1997. Beginning with the fourth quarter of 1997, Pennzoil Products Group's share of Penreco's earnings, net of expenses, are reflected in revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for Pennzoil Products Group -- Results of Operations."

(3) The 1997 net loss includes pretax charges of $22.0 million related to the unsolicited offer by Union Pacific Resources Group Inc. to acquire all outstanding shares of Pennzoil common stock. The 1996 net loss includes a pretax charge of $24.4 million for pre-operating expenses of Excel Paralubes. The 1995 net loss includes pretax charges of $20.0 million relating to a fire at Pennzoil Products Group's Rouseville manufacturing facility, $10.0 million for a settlement of certain franchisee litigation, $9.0 million for pre-operating expenses of Excel Paralubes, $5.7 million associated with the shutdown of a crude oil gathering system in West Virginia, $5.7 million associated with international marketing restructuring charges and $8.2 million associated with a general and administrative cost reduction program. Results for 1994 include a pretax charge of $32.5 million for the cessation of crude oil processing at Pennzoil Products Group's Roosevelt manufacturing facility. The 1993 results include charges of $10.0 million for estimated costs associated with the closing of certain Jiffy Lube(R) service centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for Pennzoil Products Group" for additional information related to 1995 through 1998.

(4) Includes current maturities of long-term debt and current portion of capital lease obligations.

                            QUAKER STATE CORPORATION

                         SELECTED FINANCIAL INFORMATION
                (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     AS OF AND FOR
                                    THE SIX MONTHS
                                     ENDED JUNE 30               AS OF AND FOR THE YEARS ENDED DECEMBER 31
                                -----------------------   --------------------------------------------------------
                                   1998         1997         1997         1996        1995       1994       1993
                                ----------   ----------   ----------   ----------   --------   --------   --------
STATEMENT OF INCOME DATA
  Revenues....................  $  613,988   $  617,046   $1,203,860   $1,121,178   $955,040   $641,316   $532,434
  Income (loss) from
    continuing
    operations before
    extraordinary item(1).....       3,393       13,338       (7,389)       9,651     (4,223)     2,345      3,510
  Income from discontinued
    operations(2).............          --        2,371       30,477        4,072     20,462     16,421     10,192
  Income before extraordinary
    item......................       3,393       15,709       23,088       13,723     16,239     18,766     13,702
  Extraordinary item, net of
    taxes(3)..................          --           --           --           --     (4,139)        --         --
  Net income..................  $    3,393   $   15,709   $   23,088   $   13,723   $ 12,100   $ 18,766   $ 13,702
  Per share (basic and
    diluted)
    Income (loss) from
      continuing operations
      before extraordinary
      item....................  $      .09   $      .38   $     (.21)  $      .28   $   (.13)  $    .08   $    .12
    Income from discontinued
      operations..............          --          .07          .87          .12        .64        .58        .38
    Extraordinary item, net of
      taxes...................          --           --           --           --       (.13)        --         --
  Net income per share........  $      .09   $      .45   $      .66   $      .40   $    .38   $    .66   $    .50
CONSOLIDATED BALANCE SHEET
  DATA
  Cash and cash equivalents...  $   13,505   $    9,057   $   20,205   $   29,397   $ 30,659   $ 29,805   $ 15,628
  Total assets................   1,195,495    1,087,462    1,169,715    1,029,009    707,651    614,991    776,007
  Total debt and capital lease
    obligations(4)............     512,709      458,873      455,695      407,408    125,758     72,667     50,163
  Stockholders' equity........     330,820      314,690      331,901      298,669    272,155    251,850    188,750

---------------

(1) In the first six months of 1998 and in 1997, Quaker State recorded pretax charges of $21.7 million and $48.4 million, respectively, related to restructuring, systems integration and other special charges. In 1996, Quaker State recorded pretax charges of $19.5 million related primarily to asset write-downs and restructuring charges and a $5 million pretax gain upon the settlement of a long-term receivable. In 1995, Quaker State recorded $22.6 million of pretax restructuring charges and a pretax settlement of $4.4 million for a class action lawsuit.

(2) Quaker State sold its vehicle safety lighting business in 1997, its exploration and production business in 1995, and its insurance business in 1994. These businesses are reported as discontinued operations.

(3) Premium on early extinguishment of $50 million principal amount of Quaker State's 8.73% Senior Notes.

(4) Includes current maturities of long-term debt and current portion of capital lease obligations.

                         PENNZOIL-QUAKER STATE COMPANY

          SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following selected unaudited pro forma combined financial information has been prepared to reflect the Spin-off and Merger. This pro forma financial information is based on the historical financial statements of Pennzoil Products Group included in this Information Statement, the historical financial statements of Quaker State filed by Quaker State with the SEC and the estimates and assumptions set forth in the notes to the Pennzoil-Quaker State Company unaudited pro forma condensed combined financial statements. See the Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements and the notes thereto. The unaudited pro forma combined balance sheet data have been prepared as if the Spin-off and Merger occurred on June 30, 1998. The unaudited pro forma combined income statement data have been prepared as if the Spin-off and Merger occurred as of January 1, 1997.

     If the companies had been combined in the past, they might have performed differently. You should not rely on the pro forma financial information as an indication of the financial positions or results of operations that Pennzoil-Quaker State Company would have achieved if the Spin-off and Merger had occurred on June 30, 1998 or January 1, 1997, or of the future results that Pennzoil-Quaker State Company will achieve after the Merger.

                                                             FOR THE YEAR ENDED DECEMBER 31, 1997
                                                    ------------------------------------------------------
                                                     PENNZOIL                                   PRO FORMA
                                                     PRODUCTS      QUAKER       PRO FORMA      COMBINED AS
                                                     GROUP(1)      STATE      ADJUSTMENTS(2)    ADJUSTED
                                                    ----------   ----------   --------------   -----------
                                                       (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Revenues........................................  $2,013,160   $1,203,860      $     --      $3,217,020
  Income (loss) from continuing operations before
    income tax....................................       5,656      (11,389)       20,106          14,373
  Income (loss) from continuing operations........        (589)      (7,389)        8,090             112
  Basic and diluted earnings per share............                                                     --
  Basic average shares outstanding................                                                 76,008

                                                                FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                                          --------------------------------------------------
                                                          PENNZOIL                                PRO FORMA
                                                          PRODUCTS    QUAKER      PRO FORMA      COMBINED AS
                                                          GROUP(1)    STATE     ADJUSTMENTS(2)    ADJUSTED
                                                          --------   --------   --------------   -----------
                                                           (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Revenues..............................................  $942,411   $613,988      $    --       $1,556,399
  Income from continuing operations before income tax...    13,475      6,193       16,123           35,791
  Income from continuing operations.....................     6,646      3,393        7,809           17,848
  Basic and diluted earnings per share..................                                               0.23
  Basic average shares outstanding......................                                             77,473

                                                                        AS OF JUNE 30, 1998
                                                       ------------------------------------------------------
                                                        PENNZOIL                                   PRO FORMA
                                                        PRODUCTS      QUAKER       PRO FORMA      COMBINED AS
                                                        GROUP(1)      STATE      ADJUSTMENTS(2)    ADJUSTED
                                                       ----------   ----------   --------------   -----------
                                                                      (EXPRESSED IN THOUSANDS)
BALANCE SHEET DATA
  Cash and cash equivalents..........................  $    8,162   $   13,505      $     --      $   21,667
  Total assets.......................................   1,553,744    1,195,495       460,646       3,209,885
  Total debt and capital lease obligations(3)........     445,140      512,709       136,422       1,094,271
  Shareholders' equity...............................     284,736      330,820       807,053       1,422,609

---------------

(1) For Pennzoil Products Group Combined Financial Statements and notes thereto, see pages F-2 to F-24.

(2) For an explanation of the assumptions used to prepare the pro forma adjustments, see the "Notes to Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 39.

(3) Includes current maturities of long-term debt and current portion of capital lease obligations.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Information Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that reflect Pennzoil's, PPC's and Quaker State's current views on future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Risk Factors," as well as the following:

     - general economic, financial and business conditions, which could affect Pennzoil Products Group's financial condition and results of operations;

     - commodity pricing variations, including crude oil prices, which affect, directly or indirectly, margins, supply and demand, and results of operations in Pennzoil Products Group's motor oil and refined products segment;

     - vigorous competition within Pennzoil Products Group's product market, including pricing and promotional, advertising or other activities designed to preserve or gain market share, the timing and intensity of which cannot be foreseen;

     - the costs, effects and liabilities associated with legal, regulatory or administrative proceedings and any required remedial action, anticipated or unanticipated; and

     - the impact of special charges resulting from the Spin-off and Merger, ongoing evaluation of business strategies, asset valuations and organizational and corporate structures, and the implementation of restructuring plans.

     These risks and uncertainties could cause actual results or events to differ materially from historical results or those anticipated. You can identify forward-looking statements by the use of words such as "expect," "estimate," "intend," "project," "budget," "forecast," "anticipate," "plan" and similar expressions. Forward-looking statements include all statements regarding Pennzoil Products Group's, Quaker State's and Pennzoil-Quaker State Company's expected financial position, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management, and markets for stock. We caution you not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     In addition to the other information included in this Information Statement, you should carefully consider the following risk factors in connection with Pennzoil-Quaker State Company common stock.

POTENTIAL DIFFICULTIES IN COMBINING THE OPERATIONS OF THE COMPANIES AND ACHIEVING COST SAVINGS

     Pennzoil Products Group and Quaker State have previously operated separately. The proposed management team of Pennzoil-Quaker State Company does not have experience with the combined business. Pennzoil-Quaker State Company may not be able to integrate the operations of Pennzoil Products Group and Quaker State without a loss of key employees, customers, franchisees or suppliers; loss of revenues; increase in operating or other costs; or other difficulties. In addition, Pennzoil-Quaker State Company may not be able to realize the operating efficiencies and other benefits sought from the Spin-off and Merger. Pennzoil-Quaker State Company will evaluate any plans to restructure Quaker State, including plans that have been previously disclosed to Quaker State stockholders, and determine what aspects, if any, of those plans to undertake.

     The franchise agreements used by Jiffy Lube and Q Lube, Inc. grant certain exclusive territorial rights to the franchisees. In addition to these rights, some franchisees of Jiffy Lube and Q Lube, Inc. have additional exclusive territories encompassing larger geographic areas; there are 16 such additional exclusive territories. Franchisees may claim that contractual or other rights will be impaired as a result of the Merger, even if

Pennzoil Products Group and Quaker State franchise operations are each operated post-Merger on an independent, stand-alone basis.

RECENT LOSSES

     As a combined entity, Pennzoil Products Group, the combination of PPC and Jiffy Lube, would have incurred net losses from continuing operations for each of the years ended December 31, 1997, 1996, 1995 and 1994. Quaker State incurred net losses from continuing operations before extraordinary items for the years ended December 31, 1997 and 1995. There can be no assurance that Pennzoil-Quaker State Company will be profitable after the Spin-off and Merger. See "Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements" and the related notes thereto beginning on page 35, "Pennzoil Products Group Selected Combined Financial Information" on page 25 and the Pennzoil Products Group Combined Financial Statements and the related notes thereto included elsewhere in this Information Statement.

DIFFERENT FACTORS AFFECTING PENNZOIL-QUAKER STATE COMPANY'S BUSINESS

     Pennzoil-Quaker State Company's range of products and services, scope of operations, customers, competitors and suppliers will be more diverse than those of either Pennzoil Products Group or Quaker State. Accordingly, the results of operations and prospects for Pennzoil-Quaker State Company, as well as its stock price, may be affected by factors that are different from those that have affected either Pennzoil Products Group or Quaker State in the past.

NO PRIOR MARKET FOR PENNZOIL-QUAKER STATE COMPANY COMMON STOCK

     There is no current public trading market for Pennzoil-Quaker State Company common stock. Pennzoil-Quaker State Company common stock being issued in the Spin-Off has been approved for listing on the New York Stock Exchange (the "NYSE") and the Pacific Exchange.

     We cannot predict the prices at which Pennzoil-Quaker State Company common stock may trade, either before the Spin-off on a "when-issued" basis or after the Merger. Such trading prices will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity of the market for such shares, investor perceptions of Pennzoil-Quaker State Company and the industry in which it participates, Pennzoil-Quaker State Company's dividend policy and general economic and market conditions. Until an orderly market develops, the trading prices for these shares may fluctuate significantly.

     Pennzoil-Quaker State Company common stock will be freely transferable, except for shares received by Pennzoil-Quaker State Company "affiliates," as that term is defined under the Securities Act. See "The Transactions -- Listing and Trading of Pennzoil-Quaker State Company Common Stock" on page 15.

PENNZOIL STOCKHOLDERS' PERCENTAGE OWNERSHIP SUBJECT TO ADJUSTMENT

     Stockholders of Pennzoil will receive shares initially representing approximately 61.5% of Pennzoil-Quaker State Company. This percentage is based on the number of outstanding shares of Pennzoil and Quaker State as of the date of the Merger Agreement. This percentage increases to the extent that Pennzoil options are exercised prior to the Merger and decrease to the extent that Quaker State options are exercised prior to the Merger.

YEAR 2000 ISSUES

     Like most other companies, Pennzoil-Quaker State Company will strive to ensure that its information systems are able to recognize and process date-sensitive information properly as the year 2000 approaches. Systems that do not properly recognize and process this information could generate erroneous data or even fail.

     PPC and Quaker State are conducting reviews of their key computer systems and have identified a number of systems that could be affected by the year 2000 issue. Both companies are undertaking to upgrade these systems to allow them to function properly. If these steps are not completed successfully in a timely manner, Pennzoil-Quaker State Company's operations and financial performance could be adversely affected through disruptions in operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for Pennzoil Products Group --Year 2000 Issues" beginning on page 33.

TAX RISKS

     If the Spin-off is considered part of a plan or a series of related transactions pursuant to which one or more persons acquire, directly or indirectly, a 50% or greater interest in PPC (or its successor, Pennzoil-Quaker State Company) or Pennzoil (an "Ownership Change"), Pennzoil will recognize gain under section 355(e) of the Internal Revenue Code of 1986, as amended (the "Code"), as if it had sold the stock of PPC for an amount equal to its fair market value. Pennzoil-Quaker State Company common stock acquired by former Quaker State stockholders in connection with the Merger may be taken into account in determining whether an Ownership Change of PPC (or its successor, Pennzoil-Quaker State Company) has occurred. Under the Tax Separation Agreement described under "Relationship Between Pennzoil-Quaker State Company and Pennzoil After the Merger -- Tax Separation Agreement" on page 43, Pennzoil-Quaker State Company will be liable to Pennzoil for any such tax arising from an Ownership Change of PPC (or its successor, Pennzoil-Quaker State Company), unless the Ownership Change results from an act of Pennzoil or any of its subsidiaries or affiliates. The amount of this liability could be substantial. Pennzoil and Pennzoil Products Group believe that there is no plan that would cause gain to be recognized in this manner. Acquisitions that occur within the four-year period beginning two years before the date of the Spin-off will be presumed to be part of such a plan, however, and such a plan possibly could be deemed to exist even if Pennzoil and Pennzoil Products Group are not aware of it.

CERTAIN ANTITAKEOVER PROVISIONS

     The Certificate of Incorporation and Bylaws of Pennzoil-Quaker State Company, among other things, provide for a classified Board of Directors with staggered terms, restrict the ability of stockholders to take action by written consent and authorize the Board of Directors to set the terms of preferred stock. In addition, Pennzoil-Quaker State Company's Certificate of Incorporation and the Delaware General Corporation Law contain provisions that impose restrictions on business combinations with interested parties. Pennzoil-Quaker State Company also will adopt a stockholders' rights plan. The stockholders' rights plan, the provisions of the Certificate of Incorporation and Bylaws of Pennzoil-Quaker State Company and the Delaware General Corporation Law may have the effect of delaying, deferring or preventing a change in control of Pennzoil-Quaker State Company. See "Description of Capital Stock of Pennzoil-Quaker State Company" beginning on page 63.

                                THE TRANSACTIONS

     The discussion in this Information Statement of the Spin-off and Merger and the principal terms of the Merger Agreement, the Distribution Agreement and certain related agreements is subject to, and qualified in its entirety by reference to, the Merger Agreement, the Distribution Agreement and such related agreements, all of which have been filed by PPC with the Securities and Exchange Commission (the "SEC"). See "Where You Can Find More Information."

     Holders of record of Pennzoil common stock with inquiries relating to the Spin-off should contact Linda F. Condit, Corporate Secretary, Pennzoil Company, Pennzoil Place, P.O. Box 2967, Houston, Texas 77252-2967, telephone number (713) 546-4000.

STRUCTURE OF THE TRANSACTIONS

     The Spin-off and Merger of Quaker State and a subsidiary of Pennzoil-Quaker State Company involves the following steps:

     - Restructuring. The Distribution Agreement provides for the consolidation by Pennzoil of its motor oil, refined products and Jiffy Lube(R) fast lube operations under PPC. The registered trademark "Pennzoil" will be owned by PPC. As part of the consolidation, (i) Pennzoil Receivables Company ("Pennzoil Receivables"), a subsidiary of Pennzoil, is reselling to Pennzoil the receivables it holds that are not related to Pennzoil Products Group, (ii) Savannah Company Limited ("Savannah"), Pennzoil's captive insurance subsidiary, is transferring to Pennzoil certain assets and liabilities that are not attributable to Pennzoil Products Group,
       (iii) Pennzoil is contributing the stock of each of Jiffy Lube, Pennzoil Receivables, Savannah and Pennzoil Sales Corporation to PPC and (iv) the assets and liabilities of Pennzoil Petroleums Ltd., an indirect wholly owned subsidiary of Pennzoil, are being transferred to an indirect wholly owned subsidiary of PPC. Pennzoil and PPC also are entering into other agreements providing for, among other things, (i) the license of the "Pennzoil" trademark to Pennzoil for three years following the Merger and
       (ii) certain general administrative support to be provided by Pennzoil to Pennzoil-Quaker State Company during a transitional period following the Merger. The actions described in this paragraph constitute the "Restructuring."

     - Spin-off. In the Spin-off, the Distribution Agent (as defined in the Distribution Agreement) is distributing certificates representing one share of common stock, par value $.10 per share ("Pennzoil-Quaker State Company Common Stock"), of PPC (being renamed "Pennzoil-Quaker State Company") in respect of each outstanding share of Pennzoil common stock
       held by holders of record of Pennzoil common stock on                ,
       1998. No holder of Pennzoil common stock will be required to pay any cash or other consideration for the shares of Pennzoil-Quaker State Company Common Stock, or to surrender or exchange shares of Pennzoil common stock, in order to receive shares of Pennzoil-Quaker State Company Common Stock. Certificates representing shares of Pennzoil-Quaker State Company Common Stock are being mailed with this Information Statement to holders of Pennzoil common stock.

     - Merger. Following the Spin-off, a wholly owned subsidiary of Pennzoil-Quaker State Company is merging with Quaker State. In connection with the Merger, Quaker State stockholders are to be entitled to receive .8204 (the "Exchange Ratio") of a share of Pennzoil-Quaker State Company Common Stock in exchange for each share of Quaker State capital stock owned immediately prior to the Merger. Fractional shares resulting from the exchange are to be paid in cash instead of shares of Pennzoil-Quaker State Company Common Stock. It is expected that the Merger will become effective immediately after completion of the Spin-off.

     Following the Spin-off and Merger:

     - Quaker State's stockholders initially will own shares of Pennzoil-Quaker State Company Common Stock representing approximately 38.5% of Pennzoil-Quaker State Company; and

     - Pennzoil's stockholders initially will own shares of Pennzoil-Quaker State Company Common Stock representing approximately 61.5% of Pennzoil-Quaker State Company.

     These percentages are based on the number of outstanding shares of Pennzoil and Quaker State as of the date of the Merger Agreement. These percentages will change to the extent that Quaker State options or Pennzoil options are exercised prior to the Merger.

     Quaker State holders of options and restricted share awards, as of June 30, 1998, held options and restricted share awards for 4,242,187 shares of Quaker State capital stock. These holders of options and restricted share awards can receive a similar substitute option or restricted share award in respect of Pennzoil-Quaker State Company Common Stock instead of receiving a cash payment. The exercise price of any such option and the number of shares of Pennzoil-Quaker State Company Common Stock covered by such a substitute award will be adjusted using formulas designed to maintain the approximate economic value of the Quaker State options and awards at the time of the Merger.

     In connection with the Spin-off, holders of options to purchase Pennzoil common stock will receive for each such option an additional option to purchase the same number of shares of Pennzoil-Quaker State Company Common Stock. As of June 30, 1998, there were outstanding options to purchase 3,542,744 shares of Pennzoil common stock.

ACCOUNTING TREATMENT AND CONSIDERATIONS

     The Merger will be accounted for using the purchase method of accounting, with Pennzoil Products Group treated as the acquiror. As a result, the assets and liabilities of Pennzoil Products Group will be recorded at historical amounts, without restatement to fair values. The assets and liabilities of Quaker State will be recorded at their estimated fair values at the date of the Merger with the excess of the purchase price over the sum of such fair values recorded as goodwill. The purchase price is based upon the market capitalization of Quaker State, using an average trading price of Quaker State capital stock for a reasonable period of time immediately before and after the Merger was announced, plus certain Merger-related costs. For purposes of this Information Statement, such purchase price is estimated to be $792 million, which was calculated using a $19.79 per share valuation of Quaker State capital stock. The calculated purchase price is for accounting purposes only and is not indicative of the value of shares of Pennzoil-Quaker State Company Common Stock to be received in connection with the Spin-off and Merger.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of the material federal income tax consequences of the Restructuring, the Spin-off and the Merger to Pennzoil Products Group, Pennzoil-Quaker State Company and its stockholders and does not purport to be a complete analysis or description of all potential tax effects of these transactions. The discussion assumes that holders of Pennzoil common stock will hold their stock as a capital asset as of the effective time of the Spin-off. The discussion does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances or to taxpayers subject to special treatment under the federal income tax laws (for example, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the U.S.), and does not address any aspects of state, local or foreign tax law.

     The following discussion is based upon the provisions of the Code, the Treasury Regulations thereunder, and administrative rulings and judicial decisions in effect as of the date of this Information Statement. Subsequent legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively. Each stockholder of Pennzoil is urged to consult his or her own tax advisor as to the federal, state, local and foreign tax consequences of the Restructuring, the Spin-off and the Merger.

     IRS Ruling; Tax Opinions; Tax-Free Character of Transactions. The Spin-off and Merger are conditioned upon (i) Pennzoil's receipt of a letter ruling from the IRS that the contribution of certain assets to PPC in the Restructuring will be a tax-free reorganization within the meaning of section 368(a) of the Code and that the Spin-off is a tax-free distribution within the meaning of section 355 of the Code, and (ii) Pennzoil and PPC's receipt of an opinion of Baker & Botts, L.L.P., special counsel to Pennzoil, and Quaker State's receipt of an opinion of Debevoise & Plimpton, special counsel to Quaker State, in each case to the effect that, on the basis of certain facts, representations and assumptions set forth in the opinions, the Merger will be a tax-free reorganization within the meaning of section 368(a) of the Code. The discussion below assumes that the Merger and the contribution of certain assets to PPC in the Restructuring will each be tax-free reorganizations within the meaning of section 368(a) of the Code and that the Spin-off will be a tax-free distribution within the meaning of section 355 of the Code.

     Consequences to Stockholders. The Restructuring will not have any direct tax consequences to Pennzoil stockholders. The Spin-off will have the following tax consequences to stockholders receiving Pennzoil-Quaker State Company Common Stock in the Spin-off:

     - No gain or loss will be recognized by such stockholders upon the receipt of shares of Pennzoil-Quaker State Company Common Stock in the Spin-off.

     - Each stockholder's basis in the Pennzoil common stock he or she owns before the Spin-off will be allocated between that Pennzoil common stock and the Pennzoil-Quaker State Company Common Stock he or she receives in the Spin-off in proportion to the fair market value of each.

     - Each stockholder's holding period in the Pennzoil-Quaker State Company Common Stock received in the Spin-off will include the period he or she held the Pennzoil common stock with respect to which the distribution is made.

     Pennzoil-Quaker State Company stockholders will recognize no gain or loss as a result of the Merger.

     Consequences to Pennzoil Products Group and Pennzoil-Quaker State
Company. Pennzoil Products Group and Pennzoil-Quaker State Company generally will not recognize gain or loss upon the Restructuring, the Spin-off or the Merger. Pennzoil Products Group will, however, recognize certain items of intercompany gain or loss immediately before the Spin-off because the Spin-off will terminate its membership in the Pennzoil consolidated group. Pennzoil Products Group expects its net tax liability, if any, on such items, after taking into account the indemnity and tax sharing provisions of the Tax Separation Agreement between Pennzoil and PPC, will be less than $3 million. See "Relationship Between Pennzoil-Quaker State Company and Pennzoil after the Merger -- Tax Separation Agreement."

     Pennzoil Products Group is severally liable for the taxes of the Pennzoil consolidated group for the period it is part of that group, including any liability of Pennzoil for tax on the Spin-off under section 355(e). See "Risk Factors -- Tax Risks." Pennzoil and Pennzoil Products Group have agreed to indemnify each other from liability for such taxes in the manner described at "Relationship Between Pennzoil-Quaker State Company and Pennzoil after the Merger -- Tax Separation Agreement."

REGULATORY MATTERS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), the Merger (and accordingly the Spin-off) may not be consummated until notifications have been given and certain information has been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. Quaker State and Pennzoil have filed the required notification and report forms under the HSR Act with the FTC and the Antitrust Division, and the waiting period under the HSR Act expired on May 27, 1998.

     Each state in which Quaker State or Pennzoil has operations also may review the Merger under state antitrust laws. In addition, regulatory approvals or filings will be required with the appropriate regulatory authorities in certain countries where Quaker State and Pennzoil conduct business.

LITIGATION

     On July 28, 1998, Oil Changer, Inc. ("Oil Changer") and several corporations affiliated with Oil Changer filed suit in the Superior Court of the State of California, Alameda County, against Quaker State, Herbert M. Baum, John
D. Barr, Conrad A. Conrad, Charles F. Bechtel and two other individuals. The complaint alleges that Quaker State and Oil Changer were "strategic partners" in an alleged partnership to develop quick lubrication centers in Northern California. Oil Changer alleges that Quaker State breached the alleged agreement by developing quick lubrication centers with another entity. The complaint asserts claims for fraud, breach of fiduciary duty and usurpation of partnership opportunity, partnership accounting, breach of contract, conspiracy and violation of Section 17200 of the California Business Professions Code. Plaintiffs seek compensatory damages of at least $50 million, which plaintiffs contend should be trebled, at least $50 million in punitive damages, restitution, attorneys' fees and costs as well as injunctive relief. Quaker State intends to contest the action vigorously; however, there can be no assurance that the plaintiffs will not be awarded injunctive relief and/or damages, some or all of which may be payable by Quaker State.

     On July 28, 1998, Oil Changer and several corporations affiliated with Oil Changer also filed a complaint in the United States District Court for the Northern District of California against Quaker State and Pennzoil. The complaint asserts claims under Sections 1 and 2 of the Sherman Act, Section 7 of the Clayton Act and Sections 16720 and 17200 of the California Business Professions Code, alleging that the Merger will substantially lessen competition in, or result in monopolization of, the markets for motor oil and quick lubrication services in certain areas of California. Plaintiffs seek compensatory and treble damages, restitution, attorneys' fees and costs as well as injunctive relief enjoining the Merger or divestiture if the Merger is consummated. Quaker State and Pennzoil intend to contest the action vigorously; however, there can be no assurance that the plaintiffs will not be awarded injunctive relief and/or damages, some or all of which may be payable by Quaker State.

LISTING AND TRADING OF PENNZOIL-QUAKER STATE COMPANY COMMON STOCK

     Pennzoil-Quaker State Company Common Stock has been approved for listing on the NYSE and the Pacific Exchange under the symbol "PZL." The prices at which Pennzoil-Quaker State Company Common Stock may trade cannot be predicted. See "Risk Factors -- No Prior Market for Pennzoil-Quaker State Company Common Stock."

     After the effective time of the Spin-off, Pennzoil-Quaker State Company expects to have approximately 15,000 stockholders of record, based upon the number of holders of record of Pennzoil common stock as of August 31, 1998.

     All shares of Pennzoil-Quaker State Company Common Stock distributed to stockholders of Pennzoil in connection with the Spin-off are to be freely transferable, except for certain restrictions applicable to "affiliates" of Pennzoil-Quaker State Company under the Securities Act. Persons who may be deemed to be affiliates of Pennzoil-Quaker State Company generally include its directors and executive officers, as well as any principal stockholders of Pennzoil-Quaker State Company. Affiliates of Pennzoil-Quaker State Company may sell their shares of Pennzoil-Quaker State Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 under the Securities Act. Pennzoil-Quaker State Company does not currently intend to file any such registration statement under the Securities Act.

                   BUSINESS OF PENNZOIL-QUAKER STATE COMPANY

     The combination of Pennzoil Products Group and Quaker State to form Pennzoil-Quaker State Company will create a premier worldwide automotive aftermarket products and consumer car care company. Pennzoil-Quaker State Company will enjoy strong brand name recognition in key product categories, such as motor oil with Pennzoil(R) and Quaker State(R), fast lubes with Jiffy Lube(R) and Q Lube(R), and car care products with Slick 50(R), Rain-X(R), Blue Coral(R), Black Magic(R), Westley's(R), Medo(R), Autoshade(R), Gumout(R), Fix-a-Flat(R), Outlaw(R), Snap(R), Classic(R) Car Wax and others.

     On a pro forma basis (assuming Pennzoil Products Group and Quaker State had been combined as of January 1, 1997), Pennzoil-Quaker State Company would have had combined revenues of more than $3.0 billion in 1997, of which 44% would have been from automotive lubricants, 13% would have been from car care products, 23% would have been from specialty industrial products and transportation fuels, 15% would have been from automotive services and the remaining 5% would have been from international sales. On a going-forward basis, management of Pennzoil Products Group expects to realize from $90 million to $125 million in operating income improvement as a result of elimination of general and administrative expenses and realization of operational efficiencies. See "Pennzoil-Quaker State Company Supplemental Financial Data" and "Disclosure Regarding Forward-Looking Statements."

     Pennzoil-Quaker State Company's strategy is to be a worldwide leader in providing consumer products for vehicle care and maintenance and to provide high-quality consumer brands, specialty industrial products and services to customers. In furtherance of this strategy, Pennzoil-Quaker State Company will focus particularly on:

     - Meeting the needs of customers by developing and marketing the highest quality products and services.

     - Developing new products and extending product lines through investment in research, development and marketing activities as well as acquisitions.

     - Leveraging product technology and category leadership into selling opportunities across brands, products and services.

     - Expanding its presence in international markets with lubricants and other automotive products.

     - Building upon its leading position in the fast lube operations market.

     Initially, Pennzoil-Quaker State Company will have a substantial investment in refining of crude oils and in marketing commodities such as transportation fuels. In the future, Pennzoil-Quaker State Company intends to focus its capital and other resources primarily on vehicle care products and services and other high margin automotive aftermarket categories. Capital will be directed to enhanced research, development and marketing of new products and potential acquisition of new brands. Accordingly, over time, Pennzoil-Quaker State Company intends to transition into a consumer products company that will be different than Pennzoil-Quaker State Company immediately after the Merger.

                            BUSINESS OF QUAKER STATE

GENERAL

     Quaker State is a leading producer and marketer of motor oils and other lubricants. Quaker State also operates fast lube centers in certain areas of the United States and Canada, manufactures and sells automobile polishes, car wash products and automotive air fresheners, and markets automobile engine and fuel treatments, automotive window shades, automotive glass treatments and automotive accessories.

     Quaker State markets and distributes major national brand, private label and proprietary brand lubricants and other automotive consumer products primarily in the United States, Canada and Mexico. Quaker State's Q Lube, Inc. ("Q Lube") subsidiary operates fast lube centers (primarily under the name Q
Lube) and offers consumers quick and economical oil changes and related services for passenger vehicles. Quaker State also provides collection, transportation and recycling services for used oil, antifreeze and filters in certain regions of the United States.

     Quaker State has taken initiatives to increase its share of the motor oil market by introducing new products and repositioning Quaker State's current product line, extending Quaker State's existing brands, acquiring new brands, creating niche markets for certain of Quaker State's products and offering incentive programs and marketing allowances to customers and independent distributors.

LUBRICANTS AND LUBRICANT SERVICES

     Quaker State's Lubricants and Lubricant Services segment blends, packages, markets and sells lubricants (primarily motor oils for automobiles and trucks). The lubricants include transmission fluids, gear lubricants and greases for automobiles and trucks, as well as specialty lubricants designed for other types of vehicles, such as sport utility vehicles, marine craft, motorcycles and snowmobiles. The lubricants are sold under the Quaker State brand name and certain private label and proprietary brand names. Quaker State also purchases and resells automotive consumer products such as oil and air filters and antifreeze. The Lubricants and Lubricant Services segment also provides collection, transportation and recycling services for used oil, antifreeze and used oil filters in certain regions of the United States. The administrative offices for the Lubricants and Lubricant Services segment are located in Irving, Texas and Salt Lake City, Utah.

     During 1997, revenues from the Lubricants and Lubricant Services segment comprised approximately 76% of Quaker State's total sales and operating revenues from continuing operations. Sales to one customer by the Lubricants and Lubricant Services segment were material to the segment.

          (a) Manufacturing. Motor oils and lubricants are made by blending additives with lubricant stocks, refined from crude oil, at five blending and packaging plants operated by Quaker State and its subsidiaries in Vicksburg, Mississippi; Newell, West Virginia; Shreveport, Louisiana; San Antonio, Texas; and Carson, California. The Newell, West Virginia location is leased and the other locations are owned. Quaker State's motor oils are made from lubricant stocks purchased from a number of refiners. During 1997, 14% of the lubricant stocks used by Quaker State were produced at the Congo refinery in Newell, West Virginia (which was sold to a third party in July 1997), 58% of Quaker State's lubricant stocks were purchased from one supplier and approximately 90% of Quaker State's additives were purchased from one supplier. Quaker State believes that alternative sources of supply for lubricant stocks and additives are readily available.

          (b) Fast Lube Centers. Quaker State's Q Lube subsidiary is one of the largest operators and franchisors of fast lube centers in the United States. Fast lube centers owned by Q Lube and its franchisees are operated under the names Q Lube, McQuik's Oilube or Quaker State Minit-Lube. Fast lube centers are service outlets providing quick and inexpensive oil changes, lubrication and related services and products for automobiles. Q Lube recently began offering similar services for boats at its Q Lube Marine Centers. Q Lube provides oil changes and lubrication services to vehicles and related products and services such as air filters, breathers, PCVs, wipers, headlights, engine treatments, coolant system drain and refill services, and automatic transmission service. Q Lube is expanding its service offerings in certain locations to include coolant flushing, vacuuming, air conditioning system recharging and other services.

     Q Lube is one of Quaker State's largest customers for Quaker State motor oils. In 1991, Q Lube began to convert its company-operated fast lube centers to the name Q Lube, featuring heightened Quaker State identification. At the end of 1997, the conversion to the Q Lube name at all Company-operated stores was substantially complete. At December 31, 1997 there were 573 Q Lube locations in the United States and Canada. In the United States, 143 locations are owned and operated by Q Lube, 246 locations are leased and operated by Q Lube, and 152 are licensed by franchisees. Q Lube also owns one marine lube center and three mobile marine oil change units in the United States. Q Lube centers are located in 28 states, primarily in the Western, Midwestern and Southern United States. In Canada, Q Lube owns an interest in 17 centers, has

11 franchised locations and has entered into a letter of intent to purchase an additional 85 centers, operated under the name Mr. Lube, from Imperial Oil, Limited.

CONSUMER PRODUCTS

     Quaker State's Consumer Products segment was formed through a series of acquisitions that occurred principally between 1995 and 1997. Sales by this segment accounted for 24% of Quaker State's total consolidated sales and operating revenues in 1997. Sales to one customer by the Consumer Products segment were material to the segment.

          (a) Companies within the Segment. The Consumer Products segment is comprised of Blue Coral/Slick 50, Ltd. ("Blue Coral"), Blue Coral Systems, Inc. ("BC Systems"), Quaker State International, Limited ("Quaker State International"), Rain-X Corporation ("Rain-X"), and Medo Industries, Inc. ("Medo"). In July 1995, Quaker State acquired Slick 50, Inc. ("Slick 50"), a marketer of automotive engine treatments and related automotive chemicals. In June 1996, Quaker State acquired Blue Coral, Inc., a manufacturer and marketer of automobile appearance products, commercial and industrial cleaning products and commercial car wash products. In October 1996, Quaker State acquired Medo, a company engaged in the design, manufacture and marketing of air fresheners primarily for use in automobiles. In early 1997, (i) the commercial car wash operations of Blue Coral were transferred to a separate subsidiary, BC Systems, and (ii) the domestic and international operations of Blue Coral (except for BC Systems) and Slick 50 were consolidated into one domestic and one foreign entity.

          In August 1997, Medo acquired the assets of Auto-Shade, L.L.C. and Auto-Shade (Overseas) L.L.C. (now operated as a separate division, hereafter referred to as "Axius"). Axius designs and markets automotive window sun protection products and automotive accessories. In November 1997, Quaker State acquired Rain-X, the marketer of the leading brand of rain repellant for automobile windows, and incorporated its operations into Blue Coral.

          (b) Manufacturing. Blue Coral purchases motor oils, additives and chemicals, and either manufactures finished engine and fuel treatments itself or contracts with an outside packager to produce finished products in accordance with Blue Coral's specifications. Blue Coral purchases chemicals, waxes and cleaners from a variety of suppliers, and blends and packages finished automotive cleaners and protectants at its leased facilities.

          BC Systems arranges for the bulk manufacturing of car wash soaps, waxes and polishes, which it sells to commercial users.

          Medo purchases paperboard, containers and fragrances from a variety of suppliers, and manufactures and distributes finished air fresheners from a leased Baltimore, Maryland facility. Axius designs and markets automotive window sun protection products and automotive accessories. Axius purchases its automotive window sun protection and other accessory products from a variety of suppliers and distributes sunshades and other automotive accessories from a leased Moorpark, California facility.

          Quaker State International uses third party contract manufacturers in the United Kingdom to produce products such as automotive appearance products and engine, fuel and radiator additives. Quaker State International leases its United Kingdom headquarters facility.

DISCONTINUED OPERATIONS

     In November 1997, Quaker State sold its subsidiary Truck-Lite Co., Inc. ("Truck-Lite") to a third party. Truck-Lite manufactures safety lighting equipment for trucks and automobiles, which is sold to original equipment manufacturers and replacement parts distributors.

FURTHER INFORMATION

     Further information concerning the business of Quaker State is set forth in Quaker State's 1997 Annual Report on Form 10-K. See "Where You Can Find More Information."

                      BUSINESS OF PENNZOIL PRODUCTS GROUP

     Pennzoil Products Group, through PPC, is engaged primarily in the marketing and manufacturing of lubricants, car care products and specialty industrial products. In addition, Pennzoil Products Group, through Jiffy Lube, is engaged in the franchising, ownership and operation of fast lube centers. PPC was incorporated in 1986 as a wholly owned subsidiary of Pennzoil to operate Pennzoil's motor oil and refined products business. Jiffy Lube was incorporated in 1979 and became a wholly owned subsidiary of Pennzoil in 1991.

MOTOR OIL AND REFINED PRODUCTS

     PRODUCT LINES. Pennzoil Products Group's motor oil and refined products segment produces and markets products under three primary product lines: lubricants, car care products and specialty industrial products. See Note 14 of Notes to Combined Financial Statements of Pennzoil Products Group for industry segment data for the years ended December 31, 1997, 1996 and 1995.

     Lubricants. Pennzoil Products Group produces and markets Pennzoil(R) motor oil, which is in its 13th consecutive year as the number one selling motor oil in the United States. Pennzoil Products Group also produces and markets Wolf's Head(R) motor oil. Pennzoil Products Group's commercial and industrial division produces and markets Pennzoil Long-Life(R), an over-the-road diesel motor oil. Pennzoil Products Group also markets ancillary products (filters, automatic transmission fluids, greases, etc.) under the Pennzoil(R) brand name. During 1997, revenues from lubricants comprised approximately 40% of total sales revenues of Pennzoil Products Group.

     The primary markets for Pennzoil Products Group's lubricants are mass merchandisers, auto parts stores, lube centers and auto dealerships. Secondary markets include convenience stores, drug stores, grocery stores, tire stores and independent automotive repair businesses. Pennzoil Products Group markets its branded motor oils in packages ranging in size from four ounces to 55 gallons and sells a significant amount in bulk. Packaged motor oils are sold primarily in one quart plastic bottles.

     Consumer marketing for Pennzoil(R) lubricants focuses primarily on the driving conditions experienced by car owners and the technical benefits that Pennzoil(R) lubricants provide under those conditions. Key components of the marketing strategy include targeted media, motorsports participation, public relations and consumer promotions. Targeted media include national and local television, radio and print advertising designed to reach specific populations of consumers based upon their usage behavior. Motorsports participation includes team sponsorships in NASCAR(R), Indy Racing League(R), NHRA(R) and the sponsorship of Pennzoil World of Outlaws(R), a grass roots sprint car racing series. In addition, several national and local racing events are sponsored by Pennzoil. Consumer promotions are specifically designed to help create foot traffic for customers and create consumer purchase behavior in retail outlets.

     Pennzoil Products Group also owns Viscosity Oil ("Viscosity"), a leading supplier of original equipment manufacturers'-branded, premium-quality products to the North American off-road industry. Viscosity supplies lubricants to substantially all the dealer networks of Case Corporation ("Case") and New Holland North America ("New Holland") across the United States and Canada. Both Case and New Holland manufacture and distribute heavy-duty agricultural and construction equipment.

     Through directly and indirectly wholly- and partly-owned subsidiary companies, joint ventures, licensees, distributors and jobbers, Pennzoil Products Group markets Pennzoil(R) motor oil and lubricants in more than 60 countries outside of the United States. During 1997, Pennzoil Products Group's largest national markets outside the United States (by total lubricant volume) were Canada, Thailand, Indonesia, India and Mexico. These foreign operations may subject Pennzoil Products Group to the risk of foreign currency fluctuations. From time to time, Pennzoil Products Group may engage in hedging activities in an attempt to reduce the impact of these foreign currency fluctuations.

     For its lubricants as well as its car care products described below, Pennzoil Products Group utilizes a brand management structure. Under this approach, Pennzoil Products Group centralizes all brand-related activity under a single manager, allowing for coordination of all strategic and tactical decisions for advertising and promotions, product packaging and positioning, formulation strategy and pricing. The brand management structure, when partnered with research and development and sales and distribution, is designed to enhance the value of the brands.

     Car Care Products. Pennzoil Products Group is one of America's leading marketers of fuel injector and carburetor cleaners and other car care products under the Gumout(R) name. These products are sold primarily to the consumer through retail channels, with Gumout(R) having an increasing presence in the installed market (lube centers, service stations, auto dealerships, etc.). In addition, Pennzoil Products Group is a master distributor for Gojo(R) hand cleaner products and Prestone(R) antifreeze and a distributor for FRIGC(R) FR-12(TM) refrigerant. The primary markets for car care products are mass merchandisers and auto parts stores. During 1997, revenues from car care products comprised approximately 7% of total sales revenues of Pennzoil Products Group.

     In October 1997, Pennzoil Products Group acquired the assets of Total Action Automotive Products ("TAAP"). TAAP manufactures and markets premium-quality automotive appearance products, including Classic(R) car waxes and washes through major automobile retailers and mass merchandisers. In November 1997, Pennzoil Products Group acquired the marketing and distribution assets of Snap Automotive Products, Inc. ("Snap"). Snap products include Fix-A-Flat(R), the number one selling tire inflator in the United States; Outlaw(R) fuel additives; and Snap(R) fuel additives and chemicals. These acquisitions add successful brands in car care products markets to Pennzoil Products Group's portfolio and are an important part of its strategy to grow its consumer products business.

     Specialty Industrial Products and Transportation Fuels. Pennzoil Products Group markets products for special applications to other industries for use in their products and processes. These products are marketed to industrial customers directly and through partnerships. During 1997, revenues from specialty industrial products and transportation fuels comprised approximately 36% of total sales revenues of Pennzoil Products Group.

     In October 1997, PPC and Conoco Inc. ("Conoco") formed a general partnership called Penreco. Pennzoil Products Group contributed to Penreco its operations related to petrolatums, white oils, ink solvents, sulfonates and other specialty petroleum products, including its manufacturing facilities in Karns City, Pennsylvania and Dickinson, Texas. Conoco contributed to Penreco its solvents business, which sells products primarily into the drilling fluids, mining and cleaning products markets and as carrier oils for many consumer products. Products from Penreco are marketed under the Penreco(R), Magie Bros(R), Conosol(R) and LVT(R) brand names. Penreco markets to manufacturers and end-users directly and through licensed distributors.

     PPC and Baker Petrolite Corporation ("Baker Petrolite"), the specialty chemicals division of Baker Hughes Incorporated, are 50-50 general partners in Bareco(R) Products, which markets a broad line of wax products to domestic and international purchasers of paraffin, microcrystalline and related synthetic waxes. Pennzoil Products Group transports partially refined feedstock from Utah to its Rouseville manufacturing facility, which produces paraffinic and microcrystalline waxes and related products. These wax products, along with certain waxes from Baker Petrolite, waxes from Pennzoil Products Group's Shreveport manufacturing facility and waxes purchased from other suppliers, are marketed through the partnership under the Be Square(R) and other brand names. Pennzoil Products Group has invested approximately $28.0 million in its Rouseville manufacturing facility and its packaging plant in nearby Reno, Pennsylvania in connection with this venture. Production from these facilities began in September 1996. As a result, the Rouseville manufacturing facility processes various high-wax content feedstocks, the use of which has reduced some of the crude oil processed volumes while maintaining full unit utilization of the facility's processing capabilities.

     MANUFACTURING.

     Base Oil and Specialty Product Manufacturing. Pennzoil Products Group owns and operates two base oil and specialty product manufacturing facilities, one located near Oil City, Pennsylvania ("Rouseville") and the other located in Shreveport, Louisiana. The paraffinic base oil produced by these manufacturing facilities is used in the blending of Pennzoil(R) motor oil and other lubricants and for sale to industrial customers. The manufacturing facilities also produce waxes, petrolatums, special cut kerosenes, transformer oils, process oils and other naphthenic base oils for use in producing specialty industrial products or for sale to industrial customers. In addition, the manufacturing facilities produce transportation fuels and other by-products.

     PPC and Conoco are 50-50 general partners in Excel Paralubes, a joint venture which operates a state-of-the-art base oil hydrocracker facility located at Conoco's refinery near Lake Charles, Louisiana. The facility is capable of producing approximately 18,000 barrels per day of high-quality base oils, the base ingredient in finished lubricants. Conoco operates the plant with support positions staffed by both Conoco and Pennzoil Products Group. Each partner purchases 50% of base oil production volume at contract rates based on prevailing market prices. The addition of this facility has made Pennzoil Products Group self-sufficient in high-quality base oil stocks.

     Blending and Packaging. Pennzoil(R) motor oil and lubricants are produced by blending additives and lubricant base oils in five domestic company-owned and operated blending and packaging plants (Portland, Oregon; Shreveport, Louisiana; Rouseville, Pennsylvania; Vernon, California; and St. Louis, Missouri). Three packaging plants (Mundy's Corner, Pennsylvania; Marion, Illinois; and Alameda, California) produce products for the commercial and industrial lubricant markets, and a packaging plant in Winter Haven, Florida produces car care products. Outside the United States, Pennzoil(R) motor oil and lubricants are blended and packaged by wholly owned subsidiaries of Pennzoil Products Group in Australia and Spain, by a majority owned subsidiary in India, by joint ventures in Bolivia, Malaysia and Peru, by licensees in Indonesia, the Philippines and Thailand, and by a third-party contract with a joint venture in South Africa.

     Raw Materials. The feedstocks processed into base oils and specialty industrial products by Pennzoil Products Group's manufacturing facilities are purchased at prevailing market prices. Essentially all of the base oils used in the manufacture of Pennzoil(R) motor oil and lubricants are supplied by the Pennzoil Products Group manufacturing facilities and Excel Paralubes, either directly or through exchanges. The same facilities are also primary suppliers to Penreco and Bareco. Pennzoil Products Group purchases from others the requirements of its marketing operations not produced in its own facilities.

     DISTRIBUTION. Lubricants and car care products are distributed domestically through 53 owned and operated distribution facilities in 24 states. Pennzoil Products Group products are also distributed through independent distributors and directly from third-party suppliers. Lubricants are also distributed worldwide in over 60 countries through a combination of company-owned distribution facilities, licensee facilities and independent distributors. Approximately 33% of the total lubricating products sold internationally by Pennzoil Products Group are exported from the United States, typically by third-party trucking or ocean carrier.

FAST LUBE OPERATIONS

     Jiffy Lube is the largest provider of fast automotive preventive maintenance services in the United States. As of December 31, 1997, 1,516 Jiffy Lube(R) service centers were open in metropolitan areas throughout the United States with a heavy concentration of centers in the northeastern and eastern part of the United States.

     Jiffy Lube's standard full service includes an oil change and filter replacement, chassis lubrication, checking for proper tire inflation, window washing, interior vacuuming, checking and topping off transmission, differential, windshield washer, battery and power steering fluid levels and air filter and windshield wiper examination. The standard full service can generally be performed in ten minutes or less. Jiffy Lube(R) service centers also provide other authorized services and products at an additional cost. Pennzoil(R) motor oil is the featured motor oil in company-operated service centers and most franchise-operated service centers. Pennzoil supplied approximately 90% of the lubricants to Jiffy Lube(R) centers in 1997.

     As of December 31, 1997, franchisees operated 935 Jiffy Lube(R) service centers, and 581 service centers were owned and operated by Jiffy Lube, including 32 franchised service centers and 133 company-operated service centers at Sears Auto Centers across the country. In 1998, Jiffy Lube plans to open approximately 120 service centers throughout the United States, of which about 20 will be company owned. As of July 10, 1998, Jiffy Lube had opened 54 service centers during 1998. During 1997, revenues from fast lube operations comprised approximately 16% of total sales revenues of Pennzoil Products Group.

     Jiffy Lube(R) has been recognized as a "super brand" in BrandWeek's annual rating of the top 2000 brands in America. Jiffy Lube has been named first in growth in the automotive aftercare market (Entrepreneur Magazine, February, 1998), the number one franchise in the automotive oil change category (Entrepreneur Magazine, January, 1998) and in the fast oil change industry (Franchise Times, December, 1997).

COMPETITION

     The lubricants business is highly competitive. The major competitors of Pennzoil Products Group and their principal brands of motor oil in the United States are Quaker State, Ashland Inc. (Valvoline(R)), Texaco, Inc. (Havoline(R)), Burmah Castrol PLC (Castrol(R)), and Mobil Oil Corporation (Mobil(R)). Pennzoil Products Group also competes with a number of independent blending and packaging companies. Outside of the United States, Pennzoil Products Group also competes with major fuels marketers and state-owned petroleum companies. The principal methods of competition in the motor oil business are product quality, price, distribution capability, advertising and sales promotion. Some of the competitors, particularly the major integrated oil companies, have greater financial resources than Pennzoil Products Group.

     The car care business is highly competitive and very fragmented. The car care industry is composed of several categories, such as maintenance chemicals, appearance chemicals, tire cleaners and air fresheners. Major branded competitors in these categories are STP(R), primarily a maintenance chemical, and Armor All(R) and Turtle Wax(R), in appearance products. Many other national brands exist in each of the various categories, although in general, they have small market shares. Private label brands also compete with the national brands with respect to certain car care products. The principal methods of competition in car care products are specific product benefits, distribution capability and advertising and sales promotion.

     The specialty industrial products business is also highly competitive. The major competitors are Witco Corporation, Petro-Canada, Lyondell Petrochemical Company and Amoco Corporation in the white oils business and several major integrated oil companies in the solvents business. Wax products major competitors are Moore and Munger, Allied Signal Inc., International Group Inc. and National Wax, a division of Burmah Castrol. Specialty industrial products compete on the basis of product quality, customer service and price.

     The fast lube business is also highly competitive. The major competitors of Jiffy Lube are Q Lube (a subsidiary of Quaker State) and Ashland Inc. through its Valvoline Instant Oil Change centers. A large number of independent fast lube chains also compete with Jiffy Lube on a regional or local basis. In addition to competing with other fast lube centers, Jiffy Lube competes with automobile dealers, service stations and garages. The principal methods of competition are quality of service, speed, location, warranty, price, convenience, reliability and sales promotion.

PATENTS AND TRADEMARKS

     Most of the Pennzoil Products Group's brand name consumer products are protected by registered trademarks. Its brand names and trademarks are extremely important to its business, and Pennzoil Products Group pursues a course of vigorous action against apparent infringements. Pennzoil Products Group's numerous trademarks have been registered in the United States and throughout the world where the Pennzoil Products Group's products are sold. Pennzoil Products Group's rights in these trademarks endure for as long as they are used or registered.

     Pennzoil Products Group currently has 56 active patents related to lubricants, synthetic lubricants, lubricant additives, hydrocarbon gel, and automotive chemicals. Although some products are covered by patents, Pennzoil Products Group does not believe that patents are material to its business.

RESEARCH AND DEVELOPMENT

     Research and development activities are directed toward continued improvement of Pennzoil Products Group motor oils, other lubricants and engine additives and the development of new products. Research and development personnel develop quality control programs to assure the continuous production of high quality products and provide extensive technical services to the manufacturing, packaging, sales and marketing operations as well as to customers and consumers.

     Pennzoil Products Group expects to spend approximately $12.9 million on research activities and quality testing in 1998. These activities are carried out in a 65,700 square foot facility in The Woodlands, Texas. Pennzoil Products Group also operates a state of the art base oil refinery pilot plant at this location. A 6,200 square foot mechanical automotive testing laboratory, including an engine dynamometer, was added in early 1998.

     Over the past year, Pennzoil Products Group has developed several new product concepts that are in various stages of research and development. Pennzoil Products Group has a comprehensive new products methodology to ensure that products in the research and development stream have desired consumer benefits or uses. Rigorous testing is conducted at all key phases of development to minimize risks and help assess the market potential of each concept.

LEGAL PROCEEDINGS

     Pennzoil Products Group is a party to various legal proceedings and administrative actions that are of an ordinary or routine nature incidental to the operations of Pennzoil Products Group. In the opinion of management of Pennzoil Products Group, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Pennzoil Products Group. Reference is made to Note 11 of Notes to the Pennzoil Products Group Combined Financial Statements for a description of certain legal proceedings.

GOVERNMENTAL REGULATION

     Pennzoil Products Group's operations are affected from time to time in varying degrees by political developments and federal, state and local laws and regulations.

     ENVIRONMENTAL MATTERS. The operations of Pennzoil Products Group in the United States are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment and human health and safety.

     Pennzoil Products Group is subject to a variety of state and federal Clean Air Act rules requiring air emission reductions from its operating units and fuels. Currently, the U.S. Environmental Protection Agency ("EPA"), the Ozone Transport Assessment Group ("OTAG"), Ozone Transport Region ("OTR") and several states are examining new standards and/or controls which could impose significant costs on the Pennzoil Products Group. The EPA has recently adopted new, more stringent national ambient air quality standards for ozone and particulate matter. Under the new standards, many more areas of the country will be considered high pollution areas and will be subject to additional regulatory controls, including possible fuel specification requirements. Control measures to implement these new standards will be adopted over the next five to seven years. Similarly, the multi-state OTAG and OTR groups are developing lists of suggested controls to limit interstate ozone transport. The EPA has issued a proposal to require states to begin adopting many of these suggested controls over the next few years.

     The precise effect of these actions on the Pennzoil Products Group and other industrial companies is uncertain because most of the requirements will be implemented through EPA regulations to be issued over a period of years. For example, fuels produced at one or both of the Pennzoil Products Group's refineries will likely be required to be reformulated to a composition significantly different from the fuels currently produced. No definitive cost estimate is available because it is also likely that any reformulated fuel required by such future regulations will differ significantly, but unpredictably, from the reformulated gasoline required in some parts of the country today.

     Pennzoil Products Group is also subject to certain laws and regulations relating to environmental remediation activities associated with past operations, such as the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and similar state statutes. In response to liabilities associated with these activities, accruals have been established when reasonable estimates are possible. Pennzoil Products Group adjusts the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates must be adjusted to reflect new information.

     Pennzoil Products Group's assessment of the potential impact of these environmental laws is subject to uncertainty due to the difficult process of estimating remediation costs that are subject to ongoing and evolving change. Initial estimates of remediation costs reflect a broad-based analysis of site conditions and potential environmental and human health impacts derived from preliminary site investigations (including soil and water analysis, migration pathways and potential risk). Later changes in these initial estimates may be based on additional site investigations, completion of feasibility studies (comparing and selecting from among various remediation methods and technologies) and risk assessments (determining the degree of current and future risk to the environment and human health, based on current scientific and regulatory criteria) and the actual implementation of the remediation plan. This process occurs over relatively long periods of time and is influenced by regulatory and community approval processes and is subject to the ongoing development of remediation technologies. Pennzoil Product Group's assessment analysis takes into account the condition of each site at the time of estimation, the degree of uncertainty surrounding the estimates for each phase of remediation and other site-specific factors.

     Capital outlays of approximately $17.9 million have been made by Pennzoil Products Group since January 1995 with respect to environmental protection. Capital expenditures for environmental control facilities are currently expected to be approximately $2.5 million in 1998. Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations for Pennzoil Products Group -- Capital Resources and Liquidity -- Environmental Matters" for additional information.

     FAST LUBE MATTERS. Jiffy Lube is subject to, and devotes substantial efforts to compliance with, a variety of federal and state laws governing franchise sales and marketing and franchise trade practices. Although the regulatory environment differs by state, applicable laws and regulations generally require disclosure of business information in connection with the sale of franchises. Certain state regulations also affect the ability of the franchisor to revoke or refuse to renew a franchise. Jiffy Lube seeks to comply with applicable regulatory requirements. However, given the scope of Jiffy Lube's business and the nature of franchise regulations, compliance problems can be encountered from time to time.

EMPLOYEES

     As of December 31, 1997, Pennzoil Products Group and its subsidiaries had 8,970 employees, of whom 5,402 were full-time employees and 3,568 were temporary and part-time employees.

                            PENNZOIL PRODUCTS GROUP

                    SELECTED COMBINED FINANCIAL INFORMATION

     The selected combined financial information set forth below as of and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 for Pennzoil Products Group reflects the combined operations of PPC and Jiffy Lube and has been derived from the audited combined financial statements and the unaudited combined financial statements of Pennzoil Products Group. The selected financial information set forth below as of and for the six months ended June 30, 1998 and 1997 is derived from Pennzoil Products Group's unaudited combined financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of Pennzoil Products Group. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with the combined financial statements of Pennzoil Products Group, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations for Pennzoil Products Group included elsewhere in this Information Statement.

                                 AS OF AND FOR
                                THE SIX MONTHS
                                 ENDED JUNE 30                  AS OF AND FOR THE YEARS ENDED DECEMBER 31
                            -----------------------   --------------------------------------------------------------
                               1998         1997         1997         1996         1995         1994         1993
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  (UNAUDITED)                                                      (UNAUDITED)

                                                            (EXPRESSED IN THOUSANDS)
STATEMENT OF INCOME DATA(1)
  Revenues(2).............  $  942,411   $1,029,315   $2,013,160   $1,968,013   $1,807,702   $1,748,330   $1,711,123
  Income (loss) from
    continuing
    operations............       6,646        1,651         (589)      (9,189)     (53,242)     (16,048)       3,406
  Net income (loss)(3)....       6,646        1,651         (589)      (9,189)     (53,242)     (16,048)       3,406
COMBINED BALANCE SHEET DATA
  Cash and cash
    equivalents...........  $    8,162   $   10,282   $    9,132   $   15,797   $   10,468   $   12,514   $   14,562
  Total assets............   1,553,744    1,468,784    1,559,623    1,370,499    1,278,667    1,056,102    1,007,364
  Total debt and capital
    lease
    obligations(4)........     445,140      448,903      458,620      458,452      435,213      140,031      168,362
  Shareholder's equity....     284,736      244,768      256,380      235,741      224,795      211,741      169,427

---------------

(1) Historical earnings and dividends per share disclosures have been omitted because they are not meaningful, since Pennzoil Products Group consists of direct and indirect wholly owned subsidiaries of Pennzoil.

(2) The decrease in revenues for the six months ended June 30, 1998 compared to the six months ended June 30, 1997 was primarily the result of Pennzoil Products Group's contribution of its specialty industrial products business to the Penreco partnership in October 1997. Beginning with the fourth quarter of 1997, Pennzoil Products Group's share of Penreco's earnings, net of expenses, are reflected in revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for Pennzoil Products Group -- Results of Operations."

(3) The 1997 net loss includes pretax charges of $22.0 million related to the unsolicited offer by Union Pacific Resources Group Inc. to acquire all outstanding shares of Pennzoil common stock. The 1996 net loss includes a pretax charge of $24.4 million for pre-operating expenses of Excel Paralubes. The 1995 net loss includes pretax charges of $20.0 million relating to a fire at Pennzoil Products Group's Rouseville manufacturing facility, $10.0 million for a settlement of certain franchisee litigation, $9.0 million for pre-operating expenses of Excel Paralubes, $5.7 million associated with the shutdown of a crude oil gathering system in West Virginia, $5.7 million associated with international marketing restructuring charges and $8.2 million associated with a general and administrative cost reduction program. Results for 1994 include a pretax charge of $32.5 million for the cessation of crude oil processing at Pennzoil Products Group's Roosevelt manufacturing facility. The 1993 results include charges of $10.0 million for estimated costs associated with the closing of certain Jiffy Lube(R) service centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for Pennzoil Products Group" for additional information related to 1995 through 1998.

(4) Includes current maturities of long-term debt and current portion of capital lease obligations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS FOR PENNZOIL PRODUCTS GROUP

SEGMENT FINANCIAL INFORMATION

     The tabular presentation below sets forth certain financial information regarding Pennzoil Products Group. Pennzoil Products Group's international operations historically have not been material in relation to combined revenues, operating income and identifiable assets. The results of operations for interim periods are not necessarily indicative of a full year's operations.

                                         AS OF AND FOR
                                        THE SIX MONTHS
                                         ENDED JUNE 30        AS OF AND FOR THE YEARS ENDED DECEMBER 31
                                    -----------------------   ------------------------------------------
                                       1998         1997          1997           1996           1995
                                    ----------   ----------   ------------   ------------   ------------
                                          (UNAUDITED)     (EXPRESSED IN THOUSANDS)
             REVENUES
Net sales
  Motor oil and refined
     products.....................  $  769,113   $  872,170    $1,700,856     $1,701,069     $1,536,867
  Fast lube operations............     160,954      154,933       316,068        290,219        277,331
  Intersegment sales(1)...........     (17,868)     (16,595)      (34,776)       (29,972)       (27,131)
                                    ----------   ----------    ----------     ----------     ----------
                                       912,199    1,010,508     1,982,148      1,961,316      1,787,067
                                    ----------   ----------    ----------     ----------     ----------
Other income, net
  Motor oil and refined
     products.....................      23,320       14,943        18,484         (6,784)         8,744
  Fast lube operations............       6,892        3,864        12,528         13,481         11,891
                                    ----------   ----------    ----------     ----------     ----------
                                        30,212       18,807        31,012          6,697         20,635
                                    ----------   ----------    ----------     ----------     ----------
          Total revenues..........  $  942,411   $1,029,315    $2,013,160     $1,968,013     $1,807,702
                                    ==========   ==========    ==========     ==========     ==========
     OPERATING INCOME (LOSS)
Motor oil and refined products....  $   45,061   $   29,077    $   65,336     $   36,539     $  (11,259)
Fast lube operations..............       2,571        3,279         2,100          8,240         (5,210)
                                    ----------   ----------    ----------     ----------     ----------
          Total operating income
            (loss)................      47,632       32,356        67,436         44,779        (16,469)
Interest expense, net.............      34,157       27,104        61,780         55,071         60,816
Income tax provision (benefit)....       6,829        3,601         6,245         (1,103)       (24,043)
                                    ----------   ----------    ----------     ----------     ----------
Net income (loss).................       6,646        1,651    $     (589)    $   (9,189)    $  (53,242)
                                    ==========   ==========    ==========     ==========     ==========
  DEPRECIATION AND AMORTIZATION
Motor oil and refined products....  $   25,460   $   19,417    $   43,051     $   32,078     $   34,000
Fast lube operations..............      11,216       10,547        21,439         19,840         21,549
       IDENTIFIABLE ASSETS
Motor oil and refined products....  $1,181,517   $1,092,125    $1,190,731     $1,003,180     $  915,818
Fast lube operations..............     372,227      376,659       368,892        367,319        362,849
       CAPITAL EXPENDITURES
Motor oil and refined products....  $   17,761   $   74,285    $  121,958     $  231,677     $  134,883
Fast lube operations..............      11,267        9,929        25,836         19,509         40,773

---------------

(1) Substantially all intersegment sales, which are priced at market, are from the motor oil and refined products segment to the fast lube operations segment.

RESULTS OF OPERATIONS

     SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30,
1997. Net sales for Pennzoil Products Group were $912.2 million for the six months ended June 30, 1998, a decrease of $98.3 million, or approximately 9.7%, from the same period in 1997. The decrease was primarily due to lower net sales reported by the motor oil and refined products segment as a result of the contribution of its specialty industrial products business to the Penreco partnership in October 1997. Prior to the creation of this partnership, net sales from the contributed operations were fully consolidated in the financial statements of Pennzoil Products Group. Pennzoil Products Group's share of Penreco earnings are now accounted for under the equity method of accounting with its share of Penreco net earnings being reported as a component of other income. Net sales associated with the contributed specialty industrial products operations were $81.5 million during the six months ended June 30, 1997.

     Excluding the net sales associated with the contributed specialty industrial products operations in 1997, net sales decreased $16.8 million, or 1.8%, for the six months ended June 30, 1998 compared to the same period in 1997. This decrease was primarily due to lower lubricating product and fuels net sales reported in the motor oil and refined products segment as a result of lower market prices. These lower market prices, primarily the result of lower petroleum feedstock costs, more than offset increases in sales volumes of lubricating products and fuels. Sales volumes of lubricating products and fuels increased approximately 12.8% and 4.5%, respectively, for the six months ended June 30, 1998 compared to the same period in 1997.

     Excluding the impact of specialty industrial products operations contributed to Penreco, gross margin (i.e., net sales less cost of sales and purchases from affiliates) increased $38.8 million, primarily the result of lower petroleum feedstock costs.

     Net income for Pennzoil Products Group was $6.6 million for the six months ended June 30, 1998 compared to $1.7 million for the same period in 1997. Higher income related to Excel Paralubes, up $6.0 million during the first six months of 1998 compared to 1997, was offset by higher depreciation expense and higher selling, general and administrative expenses. Depreciation expense was up $6.7 million over the same period in 1997 primarily due to depreciation on the new Shreveport manufacturing facility upgrade. Selling, general and administrative expenses were down $2.1 million for the six months ended June 30, 1998 compared to the same period in 1997. Overhead charges from Richland Development Corporation ("Richland") increased $3.6 million for the first six months of 1998 compared to the same period in 1997. See "-- Overhead Charges" and Note 3 of Notes to Combined Financial Statements for more detail relating to overhead charges.

     1997 COMPARED TO 1996 AND 1995. Net sales were $1,982.1 million for the year ended December 31, 1997, an increase of $20.8 million and $195.1 million over the same period in 1996 and 1995, respectively. The increase in net sales for the year ended 1997 compared to 1996 was primarily due to higher revenues from the fast lube operations segment due to the increase in number of centers open and an increase in average ticket price. The motor oil and refined products segment recorded an increase of approximately 17% in lubricating product sales volumes over 1996. However, the contribution of the specialty industrial products operations to the Penreco partnership, and subsequent equity consolidation of those operations in the fourth quarter of 1997, offset the lubricating product sales volume increase to revenues.

     The increase in net sales for the year ended December 31, 1996 compared to 1995 was primarily due to higher sales in the fast lube operations segment and higher lubricating product prices in the motor oil and refined products segment. Net sales increased in the fast lube operations segment due to an increase in the number of centers open and to increases in average ticket price per car. Lubricating product sales volumes increased approximately 2% for the year ended December 31, 1996 compared to 1995, with most of the increase in net sales coming from higher market prices received for those products.

     Gross margin increased $46.6 million for the year ended December 31, 1997 compared to the same period in 1996. The increase in gross margin was primarily driven by increases in sales volumes and improved product mix, as sales of higher value products replaced sales of lower value products. Gross margin increased $38.7 million for the year ended December 31, 1996 compared to the same period in 1995. The increase in gross margin for 1996 compared to 1995 was primarily due to several nonrecurring or unusual charges described below that were recorded in 1995. See " -- Motor Oil and Refined Products" and "-- Fast Lube Operations" for more details.

     Pennzoil Products Group reported a net loss of $0.6 million for the year ended December 31, 1997 compared to a net loss of $9.2 million and $53.2 million for the same periods in 1996 and 1995, respectively. Selling, general and administrative expenses for the year ended December 31, 1997 increased $35.1 million and $2.7 million over the same period in 1996 and 1995, respectively. Overhead charges from Richland, a component of selling, general and administrative expense, increased $23.1 million and $18.6 million over the same periods in 1996 and 1995, respectively. See "-- Overhead Charges" and Note 3 of Notes to Combined Financial Statements for more detail relating to overhead charges. Depreciation expense for the year ended December 31, 1997 increased $12.6 million and $8.9 million over the same periods in 1996 and 1995, respectively. The increase in depreciation expense was primarily due to the completion of the upgrade at the Shreveport manufacturing facility.

     In addition, the net loss reported in 1995 includes several nonrecurring or unusual pretax charges:

     - $20.0 million for the costs, net of projected insurance proceeds, relating to a fire at Pennzoil Products Group's Rouseville manufacturing facility.

     - $10.0 million associated with a settlement of certain franchisee litigation.

     - $5.7 million in connection with the shutdown of a crude oil gathering system in West Virginia.

     - $5.7 million associated with international marketing restructuring charges.

     - $8.2 million associated with a general and administrative cost reduction program.

     MOTOR OIL AND REFINED PRODUCTS. Net sales for this segment decreased 11.8% for the first six months of 1998 compared to the same period in 1997. The decrease was primarily due to the contribution of most of the specialty industrial products business to the Penreco partnership. Also contributing to the decrease were lower lubricating products and fuels sales prices whose decline generally followed the market price decrease of crude oil and other petroleum feedstocks.

     Lower lubricating product prices offset higher lubricating product volumes. Domestic motor oil sales volumes, part of total lubricating products, increased 3.8% for the six months ended June 30, 1998 compared to the same period in 1997.

     Gross margin, excluding the impact of specialty industrial products contributed to Penreco, increased $38.4 million for the six months ended June 30, 1998 compared to the same period in 1997. The increase was primarily due to decreases in feedstock costs, which have declined faster than product prices.

     Operating income from this segment was $45.0 million for the six months ended June 30, 1998, compared to $29.1 million for the same period in 1997. The increase in income was partly due to higher equity income from Excel Paralubes. Income related to PPC's investment in Excel Paralubes, a base oil plant in which PPC and Conoco are equal partners, increased $6.0 million for the six months ended June 30, 1998, compared to the same period in 1997. Higher depreciation and overhead expenses for the segment were partially offset by lower selling, general and administrative expenses. The higher depreciation expense was due to the completion of the upgrade at the Shreveport manufacturing facility in April 1997.

     Net sales for this segment in 1997 were almost equal to net sales reported in 1996. Increases in lubricating product volumes were offset by the decrease in specialty industrial products revenues caused by the contribution of those operations to Penreco(R) in October 1997. Net sales for 1996 were up 10.7% over 1995 primarily due to higher product sales prices. Total lubricating product sales volumes for the year ended 1996 were up approximately 2% over 1995.

     Gross margin improved $39.5 million in 1997 compared to 1996. This increase was primarily due to improved fuel volumes and lubricating product margins. The increase in fuels margins was primarily the result of the completion of the upgrade at the Shreveport manufacturing facility. The motor oil and refined products segment sells more fuels than it manufactures; therefore, it purchases for resale volumes needed to meet customer requirements. The Shreveport manufacturing facility upgrade allows the segment to produce more fuels and purchase less from third parties as it meets its customers' needs.

     Operating income for this segment was $65.3 million for the year ended December 31, 1997 compared to operating income of $36.5 million for the same period in 1996. The Excel Paralubes base oil manufacturing facility commenced commercial operations in December 1996, and the results for 1997 include a full year of sales of base oils from the Excel Paralubes plant, although production from Excel Paralubes was not yet at capacity levels for the first part of the year. Operating income reported by Pennzoil related to its 50% share of the Excel Paralubes manufacturing facility was $21.5 million higher than in 1996 primarily as a result of pre-operating expenses recorded during 1996. In addition, operating results related to specialty industrial products increased approximately $5.0 million over 1996, primarily as a result of higher volumes and margins.

     Partially offsetting these increases were higher selling, general and administrative expenses and higher overhead charges in 1997 compared to 1996. Overhead charges in 1997 increased $13.9 million over 1996. See "-- Overhead Charges" and Note 3 of Notes to Combined Financial Statements for more detail relating to overhead charges.

     Operating income for this segment in 1996 was $36.5 million, compared with an operating loss of $11.3 million in 1995. Included in the operating loss reported in 1995 were nonrecurring or unusual pretax charges of (i) $20.0 million for the costs, net of projected insurance proceeds, relating to a fire at Pennzoil Products Group's Rouseville manufacturing facility, (ii) $4.0 million associated with a settlement of certain franchisee litigation, (iii) $5.7 million in connection with the shutdown of a crude oil gathering system in West Virginia and (iv) $5.7 million associated with international marketing restructuring charges. Excluding these nonrecurring or unusual charges, operating income for the segment increased $12.4 million for the year ended December 31, 1996 compared to 1995. Overall higher margins on lubricating products offset higher pre-operating expenses at Excel Paralubes which were $15.4 million higher in 1996 compared to 1995. Operating income from specialty industrial products sales in 1996 increased approximately $5.2 million over 1995, primarily as a result of higher volumes and lower expenses. Segment overhead charges decreased $2.7 million in 1996 compared to 1995. See
"-- Overhead Charges" and Note 3 of Notes to Combined Financial Statements for more detail relating to overhead charges.

     FAST LUBE OPERATIONS. Net sales recorded by the fast lube operations segment, operating through Jiffy Lube, for the first six months of 1998 increased 3.9% compared to the same period in 1997. The increase in net sales was due in part to an increase in the number of service centers open. Net sales reported by the segment are comprised of sales revenues from company-owned service centers and franchise fees and royalty revenues from franchisee-operated service centers. System-wide sales increased $26.9 million to $400.4 million for the first six months of 1998 compared to the same period in 1997. The increase in system-wide sales was due to the number of service centers open and an increase in the average ticket prices. System-wide average ticket prices increased to $36.88 for the six months ended June 30, 1998, compared with $35.83 for the same period in 1997, as customers take advantage of additional authorized services and products available at service centers. There were 1,556 service centers (including 596 Jiffy Lube company-operated service centers) open as of June 30, 1998.

     The fast lube operations segment reported operating income of $2.6 million for the six months ended June 30, 1998 compared to operating income of $3.3 million for the same period in 1997. The decrease in operating income was due to higher overhead charges from Richland. Excluding overhead charges, operating income increased $0.8 million for the six months ended June 30, 1998 compared to the same period in 1997 as a result of an increase in royalty income. See
"-- Overhead Charges" and Note 3 of Notes to Combined Financial Statements for more detail relating to overhead charges.

     Net sales recorded by the fast lube operations segment were up $25.8 million and $38.7 million in 1997 compared to 1996 and 1995, respectively. These increases were due to an increase in the number of company-owned service centers open and an increase in franchise royalties. The increase in the number of service centers open was primarily due to the agreement with Sears and partially due to acquisitions.

     In March 1995, Jiffy Lube and Sears agreed to open fast lube units in Sears Auto Centers over the next three years. Under the agreement, Jiffy Lube remodels, equips and operates service areas within Sears Auto Centers, while Sears continues to use the remaining bays for its operations. Jiffy Lube had 165 fast lube units open at Sears Auto Centers at the end of 1997, of which 133 were company owned.

     During the year ended December 31, 1997, Jiffy Lube acquired 35 centers along with related real estate in exchange for cash of $17.8 million and liabilities and debt assumed of $2.5 million. Also, during the year ended December 31, 1997, 24 centers were sold for $3.1 million in cash and $0.4 million in forgiveness of debt. Also during 1997, six company-owned service centers were exchanged for six franchisee-operated stores.

     During the year ended December 31, 1996, Jiffy Lube acquired 16 centers and real estate in exchange for $4.7 million in cash and $2.8 million in liabilities and debt assumed. Also during the year ended December 31, 1996, 36 centers were sold for $4.4 million in cash and $0.6 million in forgiveness of debt.

     During the year ended December 31, 1995, Jiffy Lube acquired 52 service centers and real estate in exchange for $35.3 million in cash and $1.3 million of liabilities and debt assumed and four service centers with a net book value of $0.4 million. Also during the year ended December 31, 1995, 19 service centers were sold for $2.6 million in cash and $0.3 million in forgiveness of debt.

     The fast lube operations segment recorded operating income of $2.1 million during 1997, compared to operating income of $8.2 million in 1996 and an operating loss of $5.2 million in 1995. Operating results include overhead charges of $22.4 million in 1997 compared to $13.1 million in 1996 and $14.9 million in 1995. See "-- Overhead Charges" and Note 3 of Notes to Combined Financial Statements for more detail relating to overhead charges. Excluding overhead charges, operating income increased $3.1 million for 1997 compared to 1996. The increase in operating income was due primarily to higher company service center sales, lower operating expenses resulting from fewer new service center openings and increased royalty income. New service center openings generally incur higher initial expenses to operate and also require more advertising than the acquisition of existing stores or the opening of stores in Sears centers.

     The operating loss reported in 1995 included a nonrecurring charge of $6.0 million associated with a settlement of certain franchisee litigation. Excluding this nonrecurring charge and overhead charges, operating income increased $5.7 million in 1996 compared to 1995. The increase in income from 1995 to 1996 was primarily due to lower selling, general and administrative expenses in 1996. The lower expenses in 1996 were partially offset by higher start-up expenses associated with the large number of new centers added in 1996.

OVERHEAD CHARGES

     Pennzoil and its wholly owned subsidiary, Richland, provide administrative services to Pennzoil Products Group. Pennzoil Products Group is charged by Pennzoil for all direct costs associated with its operations, and certain administrative costs not directly charged to Pennzoil Products Group are allocated through a monthly charge from Richland. The services provided by Richland and Pennzoil include accounting, finance/treasury, environmental safety and health, human resources, information technology, legal, corporate secretary, corporate communications, executive and general, and government relations. Based upon a formula that takes into account business segment assets, sales and employees, approximately 65% of indirect charges incurred by Pennzoil on behalf of its business segments has historically been charged to Pennzoil Products Group. These charges, referred to as overhead charges, totaled $22.5 million and $18.8 million for the six months ended June 30, 1998 and 1997, respectively. Overhead charges were down in the first six months of 1997 due to higher income reported by Pennzoil's captive insurance subsidiary. These charges totaled $56.0 million, $32.9 million and $37.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Approximately 60% of the corporate overhead charges to the Pennzoil Products Group are allocated to the motor oil and refined products segment with approximately 40% being allocated to the fast lube operations segment. The increase in overhead charges in 1997 was primarily due to expenses incurred by Pennzoil related to an unsolicited offer by Union Pacific Resources Group Inc. to acquire all outstanding shares of Pennzoil common stock. Pennzoil Products Group's share of these expenses were approximately $22.0 million. See Note 1 of Notes to Combined Financial Statements. After the Spin-off and Merger, Richland will continue to provide certain services to Pennzoil-Quaker State Company for a period of up to one year. See "Relationship

Between Pennzoil-Quaker State Company and Pennzoil After the Merger -- Other Agreements -- Transition Services Agreement."

INTEREST CHARGES, NET

     Interest charges, net, for Pennzoil Products Group increased $7.1 million for the six months ended June 30, 1998 compared to the same period in 1997. The increase was primarily due to a decrease in interest capitalized as a result of the completion of the Shreveport manufacturing facility upgrade in April 1997.

     Interest charges, net, increased $6.7 million in 1997 compared to 1996 due to higher affiliated borrowings by the fast lube operations segment and lower capitalized interest. Interest charges, net, decreased $5.7 million in 1996 compared to 1995 primarily due to higher capitalized interest related to the Shreveport manufacturing facility upgrade.

                                           (UNAUDITED)
                                        SIX MONTHS ENDED
                                            JUNE 30,          YEAR ENDED DECEMBER 31
                                        -----------------   ---------------------------
                                         1998      1997      1997      1996      1995
                                        -------   -------   -------   -------   -------
                                                   (EXPRESSED IN THOUSANDS)
Interest expense.....................   $ 6,202   $ 6,290   $12,847   $12,208   $13,243
Affiliated interest charges..........    28,210    27,638    56,374    52,966    50,618
Less: Interest capitalized...........       255     6,824     7,441    10,103     3,045
                                        -------   -------   -------   -------   -------
                                        $34,157   $27,104   $61,780   $55,071   $60,816
                                        =======   =======   =======   =======   =======

CAPITAL RESOURCES AND LIQUIDITY

     CASH FLOW. Pennzoil Products Group had cash and cash equivalents of $8.2 million, $9.1 million and $15.8 million at June 30, 1998 and December 31, 1997 and 1996, respectively. Cash flow generated from operating activities before changes in operating assets and liabilities was $74.5 million for the six months ended June 30, 1998, compared to $56.1 million for the same period in 1997. Cash flow generated from operating activities before changes in operating assets and liabilities was $149.6 million, $86.3 million and $38.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The increase in cash flow from operations before changes in operating assets and liabilities for the year ended December 31, 1997 compared to the same period in 1996 was primarily due to cash distributions from Excel Paralubes, an insurance reimbursement and higher operating income. The increase in cash flow from operations before changes in operating assets and liabilities for the year ended December 31, 1996 compared to the same period in 1995 was primarily due to higher operating income. Reference is made to the Combined Financial Statements of Pennzoil Products Group and the notes thereto for further information.

     CAPITAL EXPENDITURES. Capital expenditures for the Pennzoil Products Group were $147.8 million in 1997, $251.2 million in 1996 and $175.7 million in 1995. Capital expenditures in 1997, 1996 and 1995 included $42.0 million, $147.3 million and $52.3 million, respectively, for the upgrade of Pennzoil Products Group's Shreveport manufacturing facility. Also included in 1996 and 1995 capital expenditures was $8.6 million and $19.2 million, respectively, in expenditures for facilities at the Rouseville manufacturing facility to enable production of additional waxes in connection with the Bareco joint venture. The 1998 capital budget for Pennzoil Products Group is estimated to be approximately $94.2 million which includes $33.6 million for approximately 20 additional company-owned service centers and the refurbishing of approximately 166 existing company-owned service centers. Pennzoil Products Group believes that its cash flow from operations, supplemented as required by additional borrowings, provides it with sufficient resources to finance operations and planned capital needs.

     ACCOUNTS RECEIVABLE. Current receivables include trade accounts and notes receivable and are net of allowances for doubtful accounts of $8.4 million, $7.7 million and $7.4 million at June 30, 1998 and December 31, 1997 and 1996, respectively. Long-term receivables consist of notes receivable and are net of allowances for doubtful accounts of $0.9 million at June 30, 1998 and December 31, 1997 and 1996.

     At June 30, 1998 and December 31, 1997 and 1996, current receivables included notes receivable of $7.4 million, $12.4 million and $11.9 million, respectively. Other assets included long-term notes receivable of $35.0 million, $41.4 million and $39.3 million at June 30, 1998 and December 31, 1997 and 1996, respectively. The long-term receivables are loans that are made to customers to enhance their operations. Each loan requires a promissory note between the customer and Pennzoil Products Group, and most require payment of principal and interest. Similar to other incentive programs, sales agreements normally accompany the loans.

     In September 1996, Pennzoil Receivables Company, a wholly owned special purpose subsidiary of Pennzoil, entered into a one-year receivables sales facility, which provided for the ongoing sales of up to $135.0 million of accounts receivable of certain Pennzoil subsidiaries. In September 1997, the facility was amended to extend the expiration date of the facility to September 1998. Pennzoil Products Group net accounts receivable sold to Pennzoil Receivables Company totaled $117.7 million, $103.3 million and $111.2 million as of June 30, 1998 and December 31, 1997 and 1996, respectively. Pennzoil Receivables Company will be transferred to Pennzoil Products Group in connection with the Merger. Receivables relating to Pennzoil will be transferred to Pennzoil in connection with the Merger.

     WORKING CAPITAL AND LIQUIDITY. At June 30, 1998, Pennzoil Products Group had a working capital deficit of $282.6 million, which included affiliated payables of $299.5 million, and $240.5 million of notes payable to Pennzoil. Excluding these affiliated accounts, Pennzoil Products Group had positive working capital of $257.4 million at June 30, 1998. At December 31, 1997, Pennzoil Products Group had a working capital deficit of $332.0 million, which included affiliated payables of $314.4 million, and $230.0 million of notes payable to Pennzoil. Excluding these affiliated accounts, Pennzoil Products Group had positive working capital of $212.4 million at December 31, 1997. Current liabilities at December 31, 1996 and 1995 included affiliated payables of $174.6 million and $216.8 million of notes payable to Pennzoil and affiliated payables of $141.3 million and $197.0 million of notes payable to Pennzoil, respectively. Excluding these affiliated accounts, Pennzoil Products Group had positive working capital of $190.6 million and $208.2 million at December 31, 1996 and 1995, respectively. Affiliated accounts have not been settled on a regular basis.

     In April 1998, PPC and Pennzoil entered into the Distribution Agreement to complete the separation of Pennzoil Products Group from Pennzoil. The Distribution Agreement provides that prior to the date of the Spin-off, Pennzoil Products Group will enter into third-party financing arrangements. Pennzoil will not have any liability or obligation with respect to such financing arrangements. Immediately prior to the date of the Spin-off, Pennzoil Products Group will repay certain intercompany indebtedness including affiliated payables and notes payable to Pennzoil. The amount of the repayment will be the lesser of
(i) the amount of intercompany indebtedness and (ii) the total of $500 million plus outstanding cash of Pennzoil Products Group, less existing third-party debt and capital lease obligations of Pennzoil Products Group. Pennzoil Products Group expects the repayment amount to be approximately $390 million. Any intercompany indebtedness that exceeds the payment amount described above will be treated as a capital contribution from Pennzoil to Pennzoil Products Group.

     CREDIT FACILITIES. Pennzoil Products Group has revolving credit agreements with Pennzoil that provide for borrowings of up to $590 million through December 31, 1998 and $340 million through December 31, 2004. Amounts borrowed under the credit agreements bear interest at variable and fixed rates. At December 31, 1997 and 1996, there were $230.0 million and $216.8 million, respectively, outstanding classified as current liabilities -- payables to affiliate; and $336.2 million and $335.7 million, respectively, outstanding classified as long-term debt -- affiliated. The average interest rates applicable to amounts outstanding under these credit agreements during 1997 and 1996 were 9.8% and 9.9%, respectively. In December 1997, Pennzoil made a capital contribution of $30.0 million to Pennzoil Products Group. This amount was reclassified from amounts outstanding under the revolver to shareholders' equity. Interest associated with the affiliated debt was $56.4 million, $53.0 million and $50.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     On the basis of financing proposals already received, Pennzoil Products Group believes it will be able to enter into third-party financing arrangements that will provide it sufficient funding to settle obligations with Pennzoil and provide sufficient funding for future periods. PPC is currently completing the syndication phase of arranging a credit facility of approximately $1 billion that will be used to repay existing intercompany indebtedness of Pennzoil Products Group to Pennzoil (approximately $386 million), repay indebtedness under the existing revolving credit facility of Quaker State (approximately $382 million), fund certain Merger-related expenses (approximately $73 million) and fund future working capital requirements.

     Pennzoil Products Group has a long-term credit facility with a Canadian bank that provides for borrowings of up to C$27 million through October 25, 1999. This long-term credit facility will continue to be effective upon the Merger. Outstanding borrowings under the credit facility totaled US$12.2 million and US$13.9 million at December 31, 1997 and 1996, respectively. The average interest rates applicable to amounts outstanding under the credit facility were 3.4% and 3.2% during 1997 and 1996, respectively.

     ENVIRONMENTAL. Pennzoil Products Group is subject to certain laws and regulations relating to environmental remediation activities associated with past operations, such as the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act and similar state statutes. In response to liabilities associated with these activities, accruals have been established when reasonable estimates are possible. Such accruals primarily include estimated costs associated with remediation. Pennzoil Products Group has not used discounting in determining its accrued liabilities for environmental remediation, and no claims for possible recovery from third-party insurers or other parties related to environmental costs have been recognized in Pennzoil Products Group's combined financial statements. Pennzoil Products Group adjusts the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates must be adjusted to reflect new information.

     Certain of Pennzoil Products Group's subsidiaries are involved in matters in which it has been alleged that such subsidiaries are potentially responsible parties ("PRPs") under CERCLA or similar state legislation with respect to various waste disposal areas owned or operated by third parties. In addition, certain of Pennzoil Products Group's subsidiaries are involved in other environmental remediation activities, including the removal, inspection and replacement, as necessary, of underground storage tanks. As of December 31, 1997 and 1996, Pennzoil Products Group's combined balance sheet included accrued liabilities for environmental remediation of $11.6 million and $16.2 million, respectively. Of these reserves, $2.4 million and $2.1 million are reflected on the combined balance sheet as current liabilities as of December 31, 1997 and 1996, respectively, and $9.2 million and $14.1 million are reflected as other liabilities as of December 31, 1997 and 1996, respectively. Pennzoil Products Group does not currently believe there is a reasonable possibility of incurring additional material costs in excess of the current accruals recognized for such environmental remediation activities. With respect to the sites in which Pennzoil Products Group subsidiaries are PRPs, Pennzoil Products Group's conclusion is based in large part on (i) the availability of defenses to liability, including the availability of the "petroleum exclusion" under CERCLA and similar state laws, and/or (ii) Pennzoil Products Group's current belief that its share of wastes at a particular site is or will be viewed by the Environmental Protection Agency or other PRPs as being de minimis. As a result, Pennzoil Products Group's monetary exposure is not expected to be material beyond the amounts reserved.

YEAR 2000 ISSUES

     Pennzoil Products Group is conducting a review of its key computer systems and has identified a number of systems that are affected by the year 2000 issue. The company is undertaking or has completed conversion of these non-compliant financial, operating, human resources, and payroll systems to the compliant SAP software system. In addition, Pennzoil Products Group is currently upgrading electronic commerce systems to compliant versions. Conversion of operating and financial software, as well as desktop hardware and software used in international locations for Pennzoil Products Group, to compliant versions began in the second quarter of 1998, with completion expected in the second quarter of 1999. Upgrades and standardization to network, infrastructure, desktop and communications systems to make these assets compliant are in progress. This effort is scheduled for completion in the first quarter of 1999, following the release of compliant updates from the vendors. The only system replacements that have been accelerated to remedy non-compliance are the Pennzoil Products Group voicemail systems and the international desktop hardware, software, financial and operational systems. No major information technology ("IT") projects have been deferred due to year 2000 matters. Contingency planning will be started for the IT systems in the first quarter of 1999, and will include backup, standby and storage service solutions to reduce the impact of critical service providers.

     Pennzoil Products Group is conducting a comprehensive inventory and assessment of systems and devices with embedded chips in the manufacturing and non-manufacturing environments. The manufacturing environment, which consists of refining, blending, storing and transporting petrochemicals, has the greatest inherent risk, since embedded chip systems control and monitor these processes. At this time, two Pennzoil Products Group manufacturing facilities have non-compliant control systems. These deficiencies will be addressed upon the release of a compliant version of the software from the vendor, which is expected in August 1998. These systems will first undergo a pilot test at a Pennzoil Products Group research facility, followed by a full system test at the manufacturing facilities during a scheduled plant shutdown. If for any reason these systems are still found to be non-compliant, additional plant or operations shutdowns could be necessary to conduct further remediation and testing. In addition, all currently compliant control systems that have potential for environmental, safety or business interruption impact will be tested during scheduled maintenance. In order to prevent safety and environmental problems due to non-compliant embedded-chip systems, operation of these systems would be reduced or discontinued. Contingency planning is also underway to provide alternatives in the event these systems are partially or completely inoperable. If these steps are not completed successfully in a timely manner, Pennzoil Products Group operations and financial performance could be adversely affected through disruptions in operations. Costs associated with such disruptions currently cannot be estimated.

     Pennzoil Products Group is contacting key suppliers, banks, customers and other unaffiliated companies that have business relationships with Pennzoil Products Group to assess their year 2000 compliance programs. Pennzoil Products Group could be adversely affected by the failure of these unaffiliated companies to adequately address the year 2000 issue. This assessment includes activities such as face-to-face meetings, reviews of year 2000 readiness and cooperative testing. Contingency planning will be included in this assessment to identify arrangements to mitigate the impact of disruptions from outside sources. In addition, Pennzoil Products Group has implemented internal procedures to respond cooperatively to inquiries from regulatory agencies and other businesses about its year 2000 programs.

     As with most companies, Pennzoil Products Group anticipates more issues arising from international business partners, especially in the banking, utility, shipping and governmental segments. Pennzoil Products Group is currently reviewing all banking relationships in international locations. In addition, Pennzoil Products Group is actively involved in a joint industry effort through the American Petroleum Institute to collectively address the readiness of their common business partners such as utilities and governmental agencies, and to share approaches to solving the specific problems of each international location.

     Both incremental historical and estimated future costs related to the year 2000 issue are not expected to be material to the financial results of Pennzoil Products Group for several reasons. Most of the remediation is being accomplished with upgrades to existing software that is under maintenance contracts. Independent quality assurance services and tools are to be used to assure the reliability of the assessment and costs. These services are to be supplemented with Pennzoil Products Group resources.

                         PENNZOIL-QUAKER STATE COMPANY
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements have been prepared to reflect the Spin-off and Merger. These pro forma financial statements are based on the historical financial statements of Pennzoil Products Group included in this Information Statement, the historical financial statements of Quaker State filed by Quaker State with the SEC and the estimates and assumptions set forth below and in the notes to the unaudited pro forma condensed combined financial statements.

     The Merger will be accounted for using the purchase method of accounting, with Pennzoil Products Group treated as the acquiror. As a result, the assets and liabilities of Pennzoil Products Group will be recorded at historical amounts, without restatement to fair values. The assets and liabilities of Quaker State will be recorded at fair values at the date of the Merger with the excess of the purchase price over the sum of such fair values recorded as goodwill. The purchase price is based upon the market capitalization of Quaker State, using an average trading price of Quaker State capital stock for a reasonable period of time immediately before and after the Merger was announced, plus certain Merger-related costs. Such purchase price is estimated to be $792 million, which was calculated using a $19.79 per share valuation for Quaker State capital stock. The calculated purchase price is for accounting purposes only and is not indicative of the value of shares of Pennzoil-Quaker State Company Common Stock to be received in connection with the Spin-off and Merger.

     The unaudited pro forma condensed combined balance sheet has been prepared as if the Spin-off and Merger occurred on June 30, 1998. The unaudited pro forma condensed combined statements of income have been prepared as if the Spin-off and Merger occurred as of January 1, 1997.

     The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The unaudited pro forma condensed combined financial statements presented herein are not necessarily indicative of the results that would have actually occurred if the Spin-off and Merger had been consummated as of June 30, 1998 or January 1, 1997, or of results that may be attained in the future. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Information Statement or filed by Quaker State with the SEC.

     The unaudited pro forma condensed combined financial statements do not reflect adjustments for any estimated general and administrative expense savings, operational efficiencies and one-time costs included in "Pennzoil-Quaker State Company Supplemental Financial Data."

                         PENNZOIL-QUAKER STATE COMPANY

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1998
                            (EXPRESSED IN THOUSANDS)

                                           PENNZOIL                                       PENNZOIL-
                                           PRODUCTS        QUAKER        PRO FORMA       QUAKER STATE
                                            GROUP          STATE        ADJUSTMENTS        COMPANY
                                          ----------     ----------     -----------      ------------
CURRENT ASSETS
  Cash and cash equivalents.............  $    8,162     $   13,505      $      --        $   21,667
  Accounts receivable...................     156,433        216,068             --           372,501
  Inventories...........................     193,705         91,117             --           284,822
  Other current assets..................      49,939         20,283             --            70,222
                                          ----------     ----------      ---------        ----------
TOTAL CURRENT ASSETS....................     408,239        340,973             --           749,212
                                          ----------     ----------      ---------        ----------
NET PROPERTY, PLANT AND EQUIPMENT.......     781,306        251,820             --         1,033,126
GOODWILL, BRANDS AND OTHER ASSETS.......     364,199        602,702        398,146(a)
                                                                            62,500(b)      1,427,547
                                          ----------     ----------      ---------        ----------
          TOTAL ASSETS..................  $1,553,744     $1,195,495      $ 460,646        $3,209,885
                                          ==========     ==========      =========        ==========
CURRENT LIABILITIES
  Current maturities of long-term
     debt...............................  $      219     $    5,157      $      --        $    5,376
  Accounts payable......................     102,579         71,280          8,000(a)        181,859
  Payable to affiliate..................     539,929             --       (479,929)(c)        60,000
  Other current liabilities.............      48,069        109,608        (14,900)(b)       142,777
                                          ----------     ----------      ---------        ----------
          TOTAL CURRENT LIABILITIES.....     690,796        186,045       (486,829)          390,012
                                          ----------     ----------      ---------        ----------
  Long-term debt, less current
     maturities.........................      45,510        487,948        392,014(d)
                                                                            73,400(b)        998,872
  Long-term debt affiliated.............     328,992             --       (328,992)(d)            --
  Capital lease obligations.............      67,022         19,604             --            86,626
  Other liabilities.....................     136,688        171,078          4,000(b)        311,766
                                          ----------     ----------      ---------        ----------
          TOTAL LIABILITIES.............   1,269,008        864,675       (346,407)        1,787,276
                                          ----------     ----------      ---------        ----------
SHAREHOLDERS' EQUITY....................     284,736        330,820        807,053(e)      1,422,609
                                          ----------     ----------      ---------        ----------
          TOTAL LIABILITIES AND
            SHAREHOLDERS' EQUITY........  $1,553,744     $1,195,495      $ 460,646        $3,209,885
                                          ==========     ==========      =========        ==========

         See Notes to Pennzoil-Quaker State Company Unaudited Pro Forma
                    Condensed Combined Financial Statements.

                         PENNZOIL-QUAKER STATE COMPANY

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
               (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                PENNZOIL                                 PENNZOIL-
                                                PRODUCTS      QUAKER      PRO FORMA     QUAKER STATE
                                                 GROUP        STATE      ADJUSTMENTS      COMPANY
                                               ----------   ----------   -----------    ------------
REVENUES
  Net sales..................................  $  912,199   $  611,408           --      $1,523,607
  Other income, net..........................      30,212        2,580           --          32,792
                                               ----------   ----------    ---------      ----------
          Total..............................     942,411      613,988           --       1,556,399
COSTS AND EXPENSES
  Cost of sales..............................     584,248      368,496           --         952,744
  Purchases from affiliate...................     104,325           --           --         104,325
  Selling, general and administrative........     163,447      180,331           --         343,778
  Depreciation and amortization..............      36,676       22,780        5,758(f)       65,214
  Restructuring, systems integration and
     other special charges...................          --       21,674       (8,794)(l)      12,880
  Taxes, other than income...................       6,083           --           --           6,083
  Affiliated interest charges................      28,210           --      (28,210)(g)          --
  Interest charges, net......................       5,947       14,514       15,123(h)       35,584
                                               ----------   ----------    ---------      ----------
          Total..............................     928,936      607,795      (16,123)      1,520,608
                                               ----------   ----------    ---------      ----------
INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAX.................................      13,475        6,193       16,123          35,791
Income tax provision.........................       6,829        2,800        8,314(i)       17,943
                                               ----------   ----------    ---------      ----------
INCOME FROM CONTINUING OPERATIONS............  $    6,646   $    3,393    $   7,809      $   17,848
                                               ==========   ==========    =========      ==========
Basic earnings per share.....................               $     0.09                   $     0.23(j)
                                                            ==========                   ==========
Diluted earnings per share...................               $     0.09                   $     0.23(k)
                                                            ==========                   ==========
Basic -- Average shares outstanding..........                   36,361                       77,473(j)
                                                            ==========                   ==========
Diluted -- Average shares outstanding........                   36,907                       78,655(k)
                                                            ==========                   ==========

         See Notes to Pennzoil-Quaker State Company Unaudited Pro Forma
                    Condensed Combined Financial Statements.

                         PENNZOIL-QUAKER STATE COMPANY

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1997
               (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              PENNZOIL                                   PENNZOIL-
                                              PRODUCTS      QUAKER        PRO FORMA     QUAKER STATE
                                               GROUP        STATE        ADJUSTMENTS      COMPANY
                                             ----------   ----------     -----------    ------------
REVENUES
  Net sales................................  $1,982,148   $1,193,971      $     --       $3,176,119
  Other income, net........................      31,012        9,889(1)         --           40,901
                                             ----------   ----------      --------       ----------
          Total............................   2,013,160    1,203,860            --        3,217,020
COSTS AND EXPENSES
  Cost of sales............................   1,182,742      761,317            --        1,944,059
  Purchases from affiliate.................     336,413           --            --          336,413
  Selling, general and administrative......     350,123      337,342            --          687,465
  Depreciation and amortization............      64,490       41,266        11,516(f)       117,272
  Restructuring, systems integration and
     other special charges.................          --       48,411            --           48,411
  Taxes, other than income.................      11,956           --            --           11,956
  Affiliated interest charges..............      56,374           --       (56,374)(g)           --
  Interest charges, net....................       5,406       26,913        24,752(h)        57,071
                                             ----------   ----------      --------       ----------
          Total............................   2,007,504    1,215,249       (20,106)       3,202,647
                                             ----------   ----------      --------       ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAX........................       5,656      (11,389)       20,106           14,373
Income tax provision (benefit).............       6,245       (4,000)       12,016(i)        14,261
                                             ----------   ----------      --------       ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS...  $     (589)  $   (7,389)     $  8,090       $      112
                                             ==========   ==========      ========       ==========
Basic earnings per share...................               $    (0.21)                    $       --(j)
                                                          ==========                     ==========
Diluted earnings per share.................               $    (0.21)                    $       --(k)
                                                          ==========                     ==========
Basic -- Average shares outstanding........                   35,213                         76,008(j)
                                                          ==========                     ==========
Diluted -- Average shares outstanding......                   35,213                         76,882(k)
                                                          ==========                     ==========

---------------

(1) Includes a gain of $3.5 million on the sale of joint venture interests.

         See Notes to Pennzoil-Quaker State Company Unaudited Pro Forma
                    Condensed Combined Financial Statements.

                     NOTES TO PENNZOIL-QUAKER STATE COMPANY
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     (a) Goodwill -- The Merger will be accounted for under the purchase method of accounting, with Pennzoil Products Group treated as the acquiror. Pro forma goodwill of $460.6 million has been allocated to reflect 100% of the excess of the purchase price over the estimated fair value of Quaker State's assets and liabilities. Such goodwill was determined assuming a purchase price of $792 million, which was based upon the market capitalization of Quaker State, using an average trading price of Quaker State capital stock for a reasonable period of time immediately before and after the Merger was announced, plus estimated transaction costs. Transaction costs include capitalized costs of $8.0 million (pretax) to be incurred by Pennzoil Products Group and $62.5 million in after-tax expenses ($77.4 million pretax) to be incurred and recorded by Quaker State. As of June 30, 1998, Quaker State had incurred $2.6 million in after-tax merger expenses ($4.3 million pretax).

     The Company is in the process of estimating the allocation of purchase cost to individual assets and liabilities of Quaker State; however, it does not anticipate making significant adjustments to the book values of such assets and liabilities. The recording of goodwill and the associated amortization period of 40 years are supported by longstanding brand-name recognition, trademarks, trade names and other intangible assets.

     (b) Merger costs -- Represents estimated expenses of $77.4 million to be incurred by Quaker State related to the Merger. The expenses include the buyout of outstanding stock options, payouts under long-term incentive plans, payouts for change of control provisions, investment banker fees and other Merger-related costs. The after-tax adjustment to goodwill related to these expenses is $62.5 million.

     (c) Accounts payable affiliated -- Represents the elimination of affiliated payable balances. See note (d).

     (d) Long-term debt (affiliated and third party) -- Represents the settlement of certain intercompany indebtedness with Pennzoil and the transfer of industrial revenue bonds totaling $5.7 million from Pennzoil to Pennzoil Products Group immediately prior to the Spin-off. The maximum settlement payment equals the sum of $500 million plus the outstanding cash and cash equivalents of Pennzoil Products Group, less existing third-party debt and capital lease obligations of Pennzoil Products Group. The maximum payment is assumed for all periods presented. The difference between the amount originally owed to Pennzoil for debt and affiliated payables balances (excluding payables in the aggregate amount of not greater than $60 million owed by Pennzoil Products Group to Pennzoil or any Pennzoil subsidiary in respect of crude oil) and the final cash settlement is treated as a capital contribution from Pennzoil. The following table provides certain information relating to total pro forma debt of Pennzoil-Quaker State Company. Amounts are estimates and are subject to change.

                                                                   JUNE 30, 1998
                                                                   PRO FORMA DEBT
                                                              ------------------------
                                                              (EXPRESSED IN THOUSANDS)
New borrowing by Pennzoil-Quaker State Company to repay debt
  to Pennzoil(1)............................................         $  386,349
Industrial revenue bonds transferred from Pennzoil..........              5,665
                                                                     ----------
          Total related to Pennzoil.........................            392,014
New borrowing to repay Quaker State debt subsequent to
  Merger(1).................................................            382,100
New borrowing to pay Quaker State expenses upon Merger(1)...             73,400
Previously existing long-term debt of Pennzoil Products
  Group excluding current maturities........................             45,510
Previously existing Quaker State debt excluding current
  maturities, less amount repaid with new borrowings........            105,848
                                                                     ----------
          Total.............................................            998,872
Current maturities of long-term debt........................              5,376
                                                                     ----------
          Total long-term debt including current
            maturities......................................         $1,004,248
                                                                     ==========

---------------
(1) New debt to be borrowed using the new credit facility initially.

     Pennzoil-Quaker State Company believes that operating cash flows will be sufficient to fund 1999 capital expenditures and dividends, and Pennzoil-Quaker State Company is arranging sufficient sources of funds to satisfy, if necessary, one-time payments for Merger expenditures and other working capital requirements. See "Credit Arrangements."

     (e) Shareholders' equity -- A reconciliation of the pro forma adjustment to shareholders' equity is as follows:

                                                                  PRO FORMA AS OF
                                                                   JUNE 30, 1998
                                                              ------------------------
                                                              (EXPRESSED IN THOUSANDS)
Capital contribution from Pennzoil:
  Settlement of payable to affiliate........................         $ 479,929
  Settlement of long-term debt affiliated...................           328,992
  Less: Payment to be received from Pennzoil Products
     Group..................................................          (392,014)
                                                                     ---------
          Total contribution................................           416,907
Excess purchase price over the book value of Quaker State
  net assets................................................           390,146
                                                                     ---------
Total pro forma adjustment to shareholders' equity..........         $ 807,053
                                                                     =========

     (f) Depreciation and amortization -- Represents the amortization of goodwill resulting from the acquisition of Quaker State over a 40-year estimated useful life. See note (a).

     (g) Affiliated interest expense -- Represents elimination of interest associated with affiliated debt. See note (d).

     (h) Interest charges, net -- Represents interest on debt incurred by Pennzoil-Quaker State Company to repay debt owed to Pennzoil and to pay certain transaction costs and interest on industrial revenue bonds transferred from Pennzoil at an assumed rate of 6.25%. See note (d).

     (i) Income taxes -- Represents the incremental provision for federal and state income taxes related to pro forma adjustments. The amortization of goodwill related to the acquisition of Quaker State is assumed to be nondeductible for tax purposes resulting in an effective tax rate of 52% and 60% for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively. The provision for net taxable adjustments, excluding the amortization of goodwill, was computed using a 38% tax rate.

     (j) Basic earnings per share -- The weighted average shares of Pennzoil-Quaker State Company common stock outstanding as of June 30, 1998 are used to compute basic earnings per share. The pro forma condensed combined income statements assume one share of Pennzoil-Quaker State stock is issued for every share of Pennzoil stock outstanding and .8204 of a share of Pennzoil-Quaker State common stock are issued for each share of Quaker State capital stock outstanding as of the beginning of the period presented.

     (k) Diluted earnings per share -- The weighted average shares calculation of Pennzoil-Quaker State Company Common Stock outstanding (see note (j)) includes the effect of options to purchase shares of Pennzoil-Quaker State Company Common Stock whose exercise prices were less than the average market price of the underlying shares. Options to purchase one share of Quaker State capital stock would be converted into an option to purchase .8204 shares of Pennzoil-Quaker State Company Common Stock. In connection with the Spin-off, holders of options to purchase shares of Pennzoil common stock are assumed to receive an option to purchase the same number of shares of Pennzoil-Quaker State Company Common Stock. For pro forma calculation purposes, those options are assumed to be exercised at the beginning of the period presented. The number of shares of Pennzoil-Quaker State Company Common Stock outstanding after the Merger will change to the extent that Quaker State options and Pennzoil options are exercised prior to the Merger.

     (1) Restructuring, systems integration and other special charges -- Represents costs incurred by Quaker State directly attributable to the transaction. These costs include $4.3 million for transaction costs incurred (see Note b) and $4.5 million for other costs primarily related to employee retention programs.

                         PENNZOIL-QUAKER STATE COMPANY
                          SUPPLEMENTAL FINANCIAL DATA

     The Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere herein give effect to certain pro forma adjustments to historical amounts as described in the notes thereto. In evaluating the notes, the additional supplemental financial data summarized below should be considered.

     The supplemental financial data include the unaudited historical combined statement of income of Pennzoil Products Group and the unaudited historical consolidated statement of income of Quaker State for the twelve month period ended June 30, 1998, adjusted for general and administrative expense savings and operational efficiencies that may be realized on an annualized basis as a result of the Merger. Although the table below sets forth combined recent earnings for the two companies plus expected expense savings and efficiencies, the savings and efficiencies are expected to require at least two years to achieve. Additionally, in order to set forth the impact of the expense savings and efficiencies alone, the table below omits significant one-time costs and expenses that will be incurred in order to realize these benefits. See "Disclosure Regarding Forward-Looking Statements" and "Risk Factors -- Potential Difficulties in Combining the Operations of the Companies."

     The table below sets forth (1) a base case calculated on a pro forma basis (using a methodology consistent with the Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements that does not include adjustments for expense savings and efficiencies), (2) a case that assumes $90 million in annual expense savings and efficiencies over the base case and (3) a case that assumes $125 million in annual expense savings and efficiencies over the base case.

                                                      DATA FOR THE TWELVE MONTHS ENDED
                                                                JUNE 30, 1998
                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                  -------------------------------------------------------------------------
                                  ASSUMING NO EXPENSE   ASSUMING $90 MILLION OF    ASSUMING $125 MILLION OF
                                      SAVINGS AND         EXPENSE SAVINGS AND        EXPENSE SAVINGS AND
                                     EFFICIENCIES             EFFICIENCIES               EFFICIENCIES
                                  -------------------   ------------------------   ------------------------
INCOME STATEMENT DATA:
Revenues........................       $3,127.1                 $3,127.1                   $3,127.1
Operating income................           80.6                    170.6(1)                   205.6(1)
Net income......................           (0.7)                    55.1                       76.8
Basic earnings per share(2).....          (0.01)                    0.71                       0.99
Diluted earnings per share(3)...          (0.01)                    0.70                       0.98
OTHER DATA:
Earnings before interest and
  income taxes..................           80.6                    170.6                      205.6
Depreciation and amortization...          126.8                    126.8                      126.8
                                       --------                 --------                   --------
EBITDA(4).......................       $  207.4                 $  297.4                   $  332.4

---------------

(1) Represents historical results adjusted for general and administrative expense savings and operational efficiencies that may be realized as a result of the Merger. These savings and efficiencies are expected to require at least two years to achieve. Full general and administrative expense and operational efficiency savings are assumed for the entire year. Potential one-time costs and expenses of approximately $110 million associated with the initial implementation of savings and efficiency initiatives have been excluded.

(2) See note (j) of the Notes to Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements.

(3) See note (k) of the Notes to Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements.

(4) EBITDA is defined as income before interest and taxes plus depreciation and amortization. The computation of EBITDA as presented may not be comparable to computations presented by other companies. This information does not represent and should not be considered as an alternative to net income, any other measure of performance as determined by generally accepted accounting principles or an indicator of operating performance.

     The adjustments to the unaudited historical combined statements of income of Pennzoil Products Group and Quaker State for the twelve months ended June 30, 1998 give effect to approximately $90 million to $125 million of annual expense savings and efficiencies that may be realized as a result of combining the operations of Pennzoil Products Group with those of Quaker State, as follows:

     General and Administrative Expense Savings. Management of Pennzoil Products Group expects to eliminate approximately $25 million to $34 million in general and administrative expenses following the Merger. These savings are expected to be realized through the consolidation of various support functions, including but not limited to accounting, finance/treasury, environmental safety and health, human resources, information technology, legal, corporate secretary, corporate communications, executive and general, and government relations. Savings are expected to be realized through the elimination of duplicate infrastructure in these areas and the associated personnel. Management expects to realize 35% to 50% of the cost savings in the first 12 months after the Merger and full savings by the end of the second year.

     Operational Efficiencies. Management of Pennzoil Products Group expects to realize approximately $65 million to $91 million in operational efficiencies after the Merger. These expected efficiencies include savings from combining and optimizing marketing, manufacturing, purchasing and research and development operations, and from consolidating sales and distribution organizations and facilities. Specific cost savings include reducing marketing expenses associated with auto racing; eliminating redundant overhead costs related to marketing; closing certain blending and packaging plants; shifting production to underutilized facilities; improving logistics and consolidating purchasing for manufacturing; reducing direct market sales and distribution expenses by combining sales forces and eliminating redundant sales offices and distribution centers; and rationalizing the national distribution network for Pennzoil-Quaker State Company products. Management expects to realize 35% to 50% of the cost savings in the first 12 months after the Merger and full savings by the end of the second year.

     THE SUPPLEMENTAL FINANCIAL DATA DO NOT PURPORT TO BE INDICATIVE OF THE COMBINED FINANCIAL POSITION OR COMBINED RESULTS OF OPERATIONS OF PENNZOIL-QUAKER STATE COMPANY THAT MIGHT HAVE OCCURRED, NOR ARE THEY INDICATIVE OF THE FUTURE FINANCIAL POSITION OR RESULTS OF OPERATIONS OF PENNZOIL-QUAKER STATE COMPANY.

     THESE SAVINGS AND SYNERGIES ARE EXPECTED TO BE REALIZED OVER TIME AS THE CONSOLIDATION OF THE BUSINESSES OF PENNZOIL PRODUCTS GROUP AND QUAKER STATE IS COMPLETED. BECAUSE THE MARKETS IN WHICH PENNZOIL PRODUCTS GROUP AND QUAKER STATE OPERATE ARE HIGHLY COMPETITIVE AND BECAUSE OF THE INHERENT UNCERTAINTIES ASSOCIATED WITH MERGING TWO LARGE COMPANIES, THERE CAN BE NO ASSURANCE THAT THE COMBINED ENTITY WILL BE ABLE FULLY TO REALIZE THE SYNERGIES AND COST SAVINGS CURRENTLY EXPECTED AS A RESULT OF THE MERGER OR THAT SUCH SYNERGIES AND COST SAVINGS WILL BE REALIZED AT THE TIMES CURRENTLY ANTICIPATED. MOREOVER, THERE CAN BE NO ASSURANCE THAT COST SAVINGS THAT ARE REALIZED WILL NOT BE OFFSET BY LOSSES IN REVENUES OR OTHER CHARGES TO EARNINGS.

             RELATIONSHIP BETWEEN PENNZOIL-QUAKER STATE COMPANY AND
                           PENNZOIL AFTER THE MERGER

     PPC and Pennzoil, or their respective subsidiaries, are entering into various agreements that will govern the ongoing relationships between Pennzoil-Quaker State Company and Pennzoil and provide for an orderly transition after the Restructuring and Merger. Certain of these agreements are summarized below.

TAX SEPARATION AGREEMENT

     The Tax Separation Agreement (which will become an agreement between Pennzoil and Pennzoil-Quaker State Company after the Merger) provides, among other things, that (i) Pennzoil-Quaker State Company will be responsible for and indemnify Pennzoil against all taxes that are attributable to certain inventory adjustments with respect to PPC and its subsidiaries and all taxes on any gain recognized by Pennzoil under section 355(e) of the Code as a result of an Ownership Change of PPC following the Spin-off unless the Ownership Change results from any act of Pennzoil or a subsidiary or affiliate (see "Risk
Factors -- Tax Risks"), (ii) Pennzoil will be responsible for and indemnify Pennzoil-Quaker State Company and its subsidiaries against any other consolidated federal income tax liability for periods ending on or before the date of the Spin-off and any other consolidated, combined or unitary state, local or foreign income tax reportable on a return that includes both Pennzoil (or any post-Spin-off direct or indirect subsidiary of Pennzoil) and PPC (or any post-Spin-off direct or indirect subsidiary of PPC), (iii) any other taxes will be borne by the party on whom imposed by law, and (iv) Pennzoil-Quaker State Company will make a payment to Pennzoil equal to the greater of (a) 38% of the aggregate net income for federal income tax purposes (with certain significant adjustments) and (b) 24% of the alternative minimum taxable income (with certain significant adjustments) of PPC and its subsidiaries for the taxable year beginning on January 1, 1998 and ending on the date of the Spin-off. The Tax Separation Agreement also establishes, as between Pennzoil and Pennzoil-Quaker State Company, procedures for the conduct and settlement of certain tax audits and related proceedings and the determination of the amount of the tax sharing payment described in clause (iv) above. The Tax Separation Agreement will not be binding on the IRS or any other taxing authority and will not affect the several liability of Pennzoil and PPC and their respective subsidiaries to the IRS for U.S. federal and certain state, local, or foreign income taxes of the Pennzoil consolidated group relating to periods beginning prior to the date of the Spin-off (including any tax liability under section 355(e) of the Code).

EMPLOYEE BENEFITS AGREEMENT

     The employee benefits agreement (the "Employee Benefits Agreement") (which will become an agreement between Pennzoil and Pennzoil-Quaker State Company after the Merger) allocates the assets and liabilities under Pennzoil's employee benefit plans and other employment-related liabilities between Pennzoil and PPC. As a general matter, PPC and Pennzoil will each (i) continue to employ their respective employees and (ii) assume the liabilities existing at the time of the Spin-off for their respective employees and former employees. The Employee Benefits Agreement also provides for the treatment of certain retirement plans, investment and savings programs, medical and life insurance benefits, retiree medical and life insurance benefits and stock awards.

     Pennzoil-Quaker State Company will establish pension plans, health and welfare plans, a savings (401(k)) plan, and executive compensation plans to mirror the plans that Pennzoil sponsors for its employees. Pennzoil is transferring the amount necessary to fund the projected benefit obligations under the Pennzoil pension plans of PPC's current and former employees, determined in accordance with the actuarial assumptions used by the applicable Pennzoil pension plan with respect to its last completed actuarial report, and also will transfer the allocated share of any surplus assets under the Pennzoil pension plans. If a Pennzoil pension plan has insufficient assets to fund all liabilities on a "plan termination basis," Pennzoil will transfer the minimum amount required to be transferred under the applicable Code provision. Similar principles will apply with respect to any employee benefit plan maintained outside of the United States.

     Pennzoil-Quaker State Company will establish the Pennzoil-Quaker State Company Incentive Plan pursuant to which stock options, stock appreciation rights, and other equity-related incentive awards, as well as cash performance awards, may be granted. Outstanding Pennzoil equity-related awards held by current or former employees of Pennzoil will be converted into similar awards with respect to Pennzoil-Quaker State Company stock and Pennzoil stock, based on formulas that preserve the inherent value of such awards at the time of the Spin-off. Replacement awards generally will have the same other terms and conditions as the original awards.

     The Employee Benefits Agreement provides that for two years following the Spin-off, Pennzoil and Pennzoil-Quaker State Company will not solicit each other's employees for employment.

CRUDE OIL SUPPLY AGREEMENT

     The Crude Oil Supply Agreement (which will become an agreement between Pennzoil and Pennzoil-Quaker State Company after the Merger) provides that Pennzoil-Quaker State Company will have the preferential right (but not the obligation) to purchase on a month-to-month basis, at market prices, up to 100% of the crude oil produced and saved (the "Committed Crude") attributable to Pennzoil's interests in Pennzoil's current oil and gas properties in Michigan, New York, Ohio, Pennsylvania and West Virginia (the "Eastern Properties") and Pennzoil's current oil and gas properties in the Bluebell-Altamont Field, Utah (the "Western Properties"). This preferential right to purchase will extend until October 1, 2017 in the case of the Eastern Properties, and until March 1, 2010 in the case of the Western Properties. Throughout the term of the preferential right to purchase, Pennzoil will have the right to solicit and/or entertain written offers from purchasers other than Pennzoil-Quaker State Company for the purchase of all or any portion of the Committed Crude. If Pennzoil receives a third-party offer to purchase or exchange Committed Crude that it wishes to accept, it will be required to notify Pennzoil-Quaker State Company in writing of such offer at least 15 working days prior to the beginning of the calendar month in which such third-party purchase is to commence. If Pennzoil-Quaker State Company elects to match all substantive terms and conditions of the third-party offer, Pennzoil-Quaker State Company must advise Pennzoil within five working days of its receipt of such notification. If Pennzoil-Quaker State Company does not elect to match all substantive terms and conditions of the third-party offer, Pennzoil may accept the third-party offer for the full term contemplated and the crude subject to the third-party offer will no longer be considered Committed Crude.

     Throughout the term of the preferential right to purchase, in the event Pennzoil elects to sell, exchange or otherwise assign to a third party all or any portion of Pennzoil's interest in any of the wells producing Committed Crude, Pennzoil will be required to, within 10 working days after reaching agreement with the third-party purchaser on the terms of such sale, exchange or assignment, notify Pennzoil-Quaker State Company in writing of such election, with full information concerning the proposed sale, exchange or assignment. Pennzoil-Quaker State Company will have the option, within 20 working days of Pennzoil-Quaker State Company's receipt of such notification, to elect to match all substantive terms and conditions of such sale, exchange or assignment. If Pennzoil-Quaker State Company does not elect to match all substantive terms and conditions of such sale, exchange or assignment, Pennzoil may accept such sale, exchange or assignment, and such sale, exchange or assignment will be free and clear of any pre-existing contractual commitments between Pennzoil-Quaker State Company and Pennzoil.

     Ninety days prior to the end of each calendar year, Pennzoil will provide Pennzoil-Quaker State Company with a development plan for the Eastern Properties and the Western Properties showing planned recompletions and well abandonments for the upcoming calendar year. For a period of 30 days following the receipt of the development plan, Pennzoil-Quaker State Company may elect to cause Pennzoil to refrain from implementing any or all of the planned recompletions and well abandonments identified in the development plan. If Pennzoil-Quaker State Company so elects, then Pennzoil will have the right (a) to continue to operate any such well at Pennzoil-Quaker State Company's expense, (b) to assign any such well to Pennzoil-Quaker State Company for operation by Pennzoil-Quaker State Company or by a third party on Pennzoil-Quaker State Company's behalf or (c) withdraw its proposal to abandon or recomplete. If Pennzoil elects to operate the well at Pennzoil-Quaker State Company's expense, Pennzoil-Quaker State Company will, beginning on the first day of the calendar year covered by the development plan, reimburse Pennzoil for (i) the direct expense of operating the well, and (ii) fixed overhead charges. Pennzoil-Quaker State Company will be entitled to all revenues attributable to wells for which Pennzoil-Quaker State Company has assumed such cost responsibility.

     Pennzoil-Quaker State Company may elect to cause Pennzoil to drill additional wells for the production of Committed Crude by agreeing to fund all development costs associated with such wells. On or before January 1 of each calendar year, Pennzoil-Quaker State Company will notify Pennzoil of its desire to fund the drilling of any new wells (including associated pipelines, processing and support facilities) for the production of Committed Crude. Within 60 days following the receipt of such an election, Pennzoil will furnish Pennzoil-Quaker State Company with a recommended drilling plan consisting of a list of recommended drilling locations, relevant technical information supporting such recommendations and estimates for the proposed work. Within 30 days of its receipt of the recommended drilling plan, Pennzoil-Quaker State Company will make a final selection of the wells it desires to have drilled during the remainder of the calendar year. Pennzoil may elect to drill any of the proposed wells for its own account. Pennzoil-Quaker State Company will fund all capital expenditures on the proposed wells (including associated pipelines, processing and support activities) which Pennzoil elects not to drill for its own account (the "Joint Wells") and will receive 100% of all revenues attributable to each of the Joint Wells until "payout," which will occur when Pennzoil-Quaker State Company has recovered all of its capital expenditures attributable to such well plus a return on its investment calculated at the six-month LIBOR rate plus one percent. Until payout, Pennzoil-Quaker State Company will bear all of the direct operating expenses attributable to the Joint Wells plus monthly fixed overhead charges. Pennzoil-Quaker State Company also will bear all costs incurred prior to payout for the plugging and abandonment of any wells drilled pursuant to this paragraph. Pennzoil-Quaker State Company's obligation to bear costs and expenses hereunder will apply to all costs and expenses incurred, notwithstanding the fact that such costs and expenses may exceed the estimates provided.

     At any time after the second anniversary of the Spin-off, and until October 1, 2017 in the case of the Eastern Properties, and until March 1, 2010 in the case of the Western Properties, Pennzoil-Quaker State Company shall have the right to purchase the entirety of Pennzoil's interest in either the Eastern Properties or the Western Properties, or in both the Eastern and Western Properties, including: (a) oil, gas and mineral fee and leasehold interests (including royalty and overriding royalty interests); (b) related or adjoining surface fee, leasehold and associated surface interests; (c) related personal property and fixtures thereon or associated therewith; and (d) all rights and obligations under all contracts associated therewith. Within five working days of the giving of notice to make such a purchase by Pennzoil-Quaker State Company, the parties shall each name a qualified independent appraiser, and such two named appraisers shall choose a third independent appraiser, who shall each submit an appraisal of the fair market value of the properties to be purchased. After receiving such appraisals, in the event Pennzoil-Quaker State Company wishes to proceed with such purchase, Pennzoil-Quaker State Company shall pay to Pennzoil the higher of (i) the average of the three independent appraisals of the properties, or (ii) the net book value (book value adjusted for depreciation, depletion and amortization plus capital and other investments) of the properties at the purchase date, plus the amount of any book value write-down required by generally accepted accounting principles taken subsequent to the date of the Crude Oil Supply Agreement and prior to the receipt by Pennzoil of Pennzoil-Quaker State Company's notice to make such purchase.

OTHER AGREEMENTS

     Other Agreements between PPC and Pennzoil. Before the Merger occurs, PPC, Pennzoil and their subsidiaries are entering into other agreements in connection with the Restructuring and Merger (the "Other Agreements"). The Other Agreements will include (i) the Transition Services Agreement (as defined below); (ii) the Trademark License Agreement (as defined below) and (iii) other agreements regarding other matters as may be advisable. Each of these agreements will become an agreement between Pennzoil and Pennzoil-Quaker State Company after the Merger.

     Transition Services Agreement. Pennzoil and PPC have agreed that Richland Transition Company ("Richland"), an indirect, wholly owned subsidiary of Pennzoil, will provide certain services to Pennzoil-Quaker State Company for a period of up to one year after the date of the Spin-off. Certain officers of Pennzoil-Quaker State Company will serve as officers of Richland during the term of the Transition Services

Agreement. Pennzoil-Quaker State Company may, without cause, discontinue any or all of the services being provided to it by giving Richland at least 30 days' prior written notice of the discontinuation thereof. No discontinuation shall be effective prior to 90 days after the date of the Transition Services Agreement. The services to be provided by Richland to Pennzoil-Quaker State Company include:

     - Legal
     - Environmental, safety and health
     - Human resources
     - Finance/treasury (including cash management, risk management, corporate credit, corporate finance, facilities management, real estate management and services and planning and financial review)
     - Accounting (including corporate accounting, income tax, payroll, credit union and internal audit)
     - Information technology
     - Corporate communications (including public relations, investor relations, media relations and community relations)
     - Corporate secretary (including shareowner services, mail services, contributions, records management, travel services, forms management and print services)
     - Executive and general (including executive services, security and aviation)
     - Government relations

     Subject to certain exceptions, all parties have agreed to keep confidential any information received from any other party.

     Trademark License Agreement. Pennzoil and PPC are entering into an agreement (which will become an agreement between Pennzoil and Pennzoil-Quaker State Company after the Merger) whereby Pennzoil-Quaker State Company will license the trademarks PENNZOIL (words only), PENNZOIL (bell design without the oval), PENNZOIL (bell and oval design) and PENNZENERGY (words only) (the "Trademark") to Pennzoil. Pennzoil-Quaker State Company will grant to Pennzoil and its affiliates an exclusive, worldwide, paid up, royalty free license to use the Trademark in connection with activities related to oil and gas exploration, production, exploitation, development and energy related transportation, other than those included in the operations of Pennzoil Products Group. All ownership of the Trademark will at all times belong to Pennzoil-Quaker State Company. Pennzoil may not sublicense the Trademark without Pennzoil-Quaker State Company's consent. If Pennzoil learns that the Trademark is being infringed, it shall promptly notify Pennzoil-Quaker State Company of such infringement. Pennzoil has agreed not to take any action with respect to any infringement unless instructed in writing to do so by Pennzoil-Quaker State Company. The parties have agreed that nothing in the Trademark License Agreement is to be construed as an agreement to defend Pennzoil against actions or suits brought by any third parties regarding the Trademark, or as a warranty or representation:
(i) as to the validity or scope of the Trademark or (ii) that any good or service using the Trademark will not infringe any trademark of any third party.

     The Trademark License Agreement will remain in force for three years unless earlier terminated in accordance with certain provisions of the Trademark License Agreement. The Trademark License Agreement will terminate upon a change of control of Pennzoil.

                              CREDIT ARRANGEMENTS

     PPC is currently completing the syndication phase of arranging a credit facility ("Credit Facility") with The Chase Manhattan Bank, as administrative agent, and Chase Securities Inc., as book manager and lead arranger, and a group of banks to provide for up to $1.0 billion of unsecured borrowings. Pennzoil Products Group expects that borrowings under the Credit Facility will be used to repay existing intercompany indebtedness of Pennzoil Products Group to Pennzoil (approximately $386 million), repay indebtedness under the existing revolving credit facility of Quaker State (approximately $382 million), fund certain Merger-related expenses (approximately $73 million) and fund future working capital requirements, if required.

     Pennzoil Products Group expects that the Credit Facility will be an unsecured 364-day revolving credit facility, with an option to convert the facility into a one-year term loan. The Credit Facility would provide for LIBOR loans, base rate loans and bid rate loans. The Credit Facility is expected to provide for optional reduction of commitments and mandatory reduction of commitments from proceeds of sales of public debt, up to an agreed maximum reduction amount. The Credit Facility is expected to contain customary representations and warranties and affirmative covenants. Negative covenants would be customary and are expected to include, without limitation, provisions concerning sale, lease or disposition of assets, liens and encumbrances and merger or consolidation. Events of default are expected to be customary and include customary cure periods.

     The terms of the Pennzoil-Quaker State Company third-party financing arrangements must be reasonably acceptable to Pennzoil and Quaker State. For information relating to the pro forma debt to be outstanding at Pennzoil-Quaker State Company, see "Notes to Pennzoil-Quaker State Company Unaudited Pro Forma Condensed Combined Financial Statements."

                  MANAGEMENT OF PENNZOIL-QUAKER STATE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors of Pennzoil-Quaker State Company following the Merger will initially be composed of 12 directors, seven of whom are to be designated by Pennzoil and five of whom are to be designated by Quaker State. The 13th director will be the President and Chief Operating Officer of Pennzoil-Quaker State Company, who will be selected by a committee of the Board of Directors of Pennzoil-Quaker State Company composed of two directors selected by Quaker State and two directors selected by PPC, acting by the affirmative vote of a majority of the members of such committee.

     The following table sets forth the names, ages (as of July 1, 1998) and titles of the directors and executive officers of Pennzoil-Quaker State Company following the Merger:

                 NAME                   AGE                 POSITION
                 ----                   ---                 --------
James L. Pate(1)......................  62   Chairman of the Board, Chief Executive
                                               Officer and Director
Herbert M. Baum(2)....................  61   Vice Chairman and Director
David P. Alderson II..................  48   Group Vice President and Chief
                                             Financial Officer
Clyde W. Beahm........................  60   Executive Vice President
Linda F. Condit.......................  51   Vice President and Corporate Secretary
William M. Robb.......................  53   Group Vice President -- Products
                                               Manufacturing
James W. Shaddix......................  52   General Counsel
James M. Wheat........................  43   Group Vice President -- Fast Lube
                                               Operations
Howard H. Baker, Jr.(1)...............  72   Director
W.L. Lyons Brown, Jr.(1)..............  61   Director
Ernest H. Cockrell(1).................  52   Director
Alfonso Fanjul(1).....................  61   Director
C. Frederick Fetterolf(2).............  69   Director
Forrest R. Haselton(2)................  59   Director
Berdon Lawrence(1)....................  55   Director
L. David Myatt(2).....................  52   Director
Gerald B. Smith(1)....................  47   Director
Lorne R. Waxlax(2)....................  64   Director

---------------

(1) Pennzoil designee.

(2) Quaker State designee.

     JAMES L. PATE will become the Chairman of the Board, Chief Executive Officer and director of Pennzoil-Quaker State Company following the Merger and will resign as Chief Executive Officer of Pennzoil. Mr. Pate was named Chairman of the Board of Pennzoil in 1994 and Chief Executive Officer in 1990. He served as President of Pennzoil from 1990 until December 1997. Mr. Pate has served as a director of Pennzoil since 1989. Mr. Pate is also a director of Bowater Incorporated. Mr. Pate's term as a director of Pennzoil-Quaker State Company will expire in 2000.

     HERBERT M. BAUM will become the Vice Chairman of the Board and director of Pennzoil-Quaker State Company following the Merger. Since 1993, Mr. Baum has been Chairman and Chief Executive Officer of Quaker State. Prior to joining Quaker State, he was Executive Vice President of Campbell Soup Company and President, Campbell North/South America. Mr. Baum has served as a director of Quaker State since 1993. Mr. Baum is also a director of Dial Corporation, Fleming Companies, Inc., Meredith Corporation, Midas, Inc. and Whitman Corporation. Mr. Baum's term as a director of Pennzoil-Quaker State Company will expire in 2000.

     DAVID P. ALDERSON II will become the Group Vice President and Chief Financial Officer of Pennzoil-Quaker State Company following the Merger and will resign as Group Vice President -- Finance and Accounting of Pennzoil, a position he has held since December 1995. From August 1989 to June 1996, he was Treasurer of Pennzoil, and from February 1992 to December 1995, he was Group Vice President -- Finance of Pennzoil.

     CLYDE W. BEAHM will become the Executive Vice President of Pennzoil-Quaker State Company following the Merger and will resign as Group Vice
President -- Products Marketing of Pennzoil, a position he has held since January 1996. From July 1992 to January 1996, he was Group Vice
President -- Franchise Operations of Pennzoil. Prior thereto, he was Executive Vice President -- Franchise Operations of Pennzoil.

     LINDA F. CONDIT will become the Vice President and Corporate Secretary of Pennzoil-Quaker State Company following the Merger and will resign as Vice President and Corporate Secretary of Pennzoil. Ms. Condit has been Vice President of Pennzoil since December 1995 and Corporate Secretary of Pennzoil since March 1990.

     WILLIAM M. ROBB will become the Group Vice President -- Products Manufacturing of Pennzoil-Quaker State Company following the Merger and will resign as Group Vice President -- Products Manufacturing of Pennzoil, a position he has held since October 1992.

     JAMES W. SHADDIX will become the General Counsel of Pennzoil-Quaker State Company following the Merger and will resign as the General Counsel of Pennzoil, a position he has held since March 1990.

     JAMES M. WHEAT will become the Group Vice President -- Fast Lube Operations of Pennzoil-Quaker State Company following the Merger and will resign as Group Vice President -- Franchise Operations of Pennzoil, a position he has held since July 1996. From June 1995 to July 1996, he was Executive Vice President of Jiffy Lube. From July 1992 to June 1995, he was Senior Vice President -- Marketing and Field Operations of Jiffy Lube. Prior thereto, he was Vice
President -- Marketing and Field Operations of Jiffy Lube.

     HOWARD H. BAKER, JR. has been a partner with the law firm of Baker, Donelson, Bearman & Caldwell since 1988. From 1987 to 1988, he was Chief of Staff to the President of the United States. Mr. Baker also served three terms as a member of the United States Senate and was Senate Majority Leader from 1981 to 1985 and Minority Leader from 1977 to 1981. He has served as a director of Pennzoil since 1991. Mr. Baker is a regent of the Smithsonian Institution. Mr. Baker's term as a director of Pennzoil-Quaker State Company will expire in 2000.

     W. L. LYONS BROWN, JR. served as Chairman of the Board of Brown-Forman Corporation, a major diversified producer and marketer of fine quality consumer products, until his retirement in 1995. He was also Chief Executive Officer of Brown-Forman Corporation from 1975 until 1993. He has served as a director of Pennzoil since 1991. Mr. Brown is also a director of Essex International Inc. and Westvaco Corporation and an advisory director of Bessemer Holdings, L.P. Mr. Brown's term as director of Pennzoil-Quaker State Company will expire in 2001.

     ERNEST H. COCKRELL has been engaged for more than the past five years in oil and gas exploration and production. He has served as a director of Pennzoil since 1978. Mr. Cockrell is also a director of Denali Incorporated, Southwest Bancorporation of Texas, Inc. and Southwest Bank of Texas. Mr. Cockrell's term as director of Pennzoil-Quaker State Company will expire in 2001.

     ALFONSO FANJUL has been Chairman of the Board and Chief Executive Officer of Florida Crystals Corporation (sugar) for more than the past five years. He is also Chairman of the Board, President and Chief Executive Officer of Central Romana Corporation, Ltd. (sugar, cattle, real estate and resorts). Mr. Fanjul has served as a director of Pennzoil since 1984. Mr. Fanjul's term as director of Pennzoil-Quaker State Company will expire in 1999.

     C. FREDERICK FETTEROLF retired in 1991 as President and Chief Operating Officer of Aluminum Company of America. He is a director of Allegheny Teledyne Inc., Commonwealth Industries, Inc., Dentsply

International, Mellon Bank Corporation, Praxair, Inc. and Union Carbide Corporation. Mr. Fetterolf's term as director of Pennzoil-Quaker State Company will expire in 1999.

     FORREST R. HASELTON retired in 1993 as President -- Retail of the Sears Merchandise Group, a division of Sears Roebuck and Company. Mr. Haselton's term as director of Pennzoil-Quaker State Company will expire in 1999.

     BERDON LAWRENCE has been President of Hollywood Marine, Inc., a Gulf Coast operator of tank barges and tow boats handling petrochemical and petroleum products, for more than the past five years. Mr. Lawrence has served as a director of Pennzoil since 1990. Mr. Lawrence's term as director of Pennzoil-Quaker State Company will expire in 1999.

     L. DAVID MYATT is the Managing Member of LDM Investments, L.L.C., an investment management company that he formed in 1995. He was Vice Chairman of Quaker State from 1994 to 1997 and has been employed by Quaker State since 1994. From 1994 to 1995, he was Chief Executive Officer of Quaker State's Motor Oil Division. Prior to joining Quaker State in 1994, Mr. Myatt was President of two lubricant companies, Specialty Oil Company and Westland Oil Company, since 1977. These companies were acquired by Quaker State in 1994. Mr. Myatt's term as director of Pennzoil-Quaker State Company will expire in 2001.

     GERALD B. SMITH has been Chairman and Chief Executive Officer of Smith, Graham & Co. Asset Managers L.P., a fixed income investment management firm, for more than the past five years. He is a member of the management board of Rorento N.V., a director of Sisters of Charity of the Incarnate Word Healthcare System and a member of the audit committee of Northern Borders Partners, L.P. Mr. Smith's term as a director of Pennzoil-Quaker State Company will expire in 2000.

     LORNE R. WAXLAX retired in 1993 as Executive Vice President of the Gillette Company. Mr. Waxlax is a director of BJ's Wholesale Club, Inc., Clean Harbors, Inc., HomeBase, Inc., Hon Industries, Inc. and The Iams Company. Mr. Waxlax's term as director of Pennzoil-Quaker State Company will expire in 2000.

     The Board of Directors of Pennzoil-Quaker State Company will be divided into three classes. The term of the Class I directors, who will be Messrs. Fanjul, Fetterolf, Haselton and Lawrence, expires at the annual stockholders' meeting for election of directors in 1999. The term of the Class II directors, who will be Messrs. Baker, Baum, Pate, Smith and Waxlax, expires at the annual stockholders' meeting for election of directors in 2000. The term of the Class III directors, who will be Messrs. Brown, Cockrell and Myatt and the new President and Chief Operating Officer, expires at the annual stockholders' meeting for the election of directors in 2001. After 1999 for the Class I directors, after 2000 for the Class II directors and after 2001 for the Class III directors, each class will hold office until the third annual stockholders' meeting for election of directors following the most recent election of such class. Pennzoil-Quaker State Company's classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of Pennzoil-Quaker State Company's Board of Directors. Executive officers serve at the discretion of the Board of Directors.

     There will be three committees of Pennzoil-Quaker State Company's Board of
Directors: the Executive Committee, the Compensation Committee and the Audit Committee. The members of the Executive Committee will be Messrs. Pate (Chairman), Baker, Baum, Fetterolf, Lawrence, Myatt, Smith and the new President and Chief Operating Officer. The members of the Compensation Committee will be Messrs. Cockrell (Chairman), Fanjul and Haselton. The members of the Audit Committee will be Messrs. Brown, Cockrell and Waxlax (Chairman).

COMPENSATION OF DIRECTORS

     Directors who are officers of Pennzoil-Quaker State Company will receive no additional compensation for serving on the Board. Pennzoil-Quaker State Company has adopted a compensation package for its outside directors that includes a director's fee of $30,000 per annum for service on the Board of Directors and a committee fee of $2,000 per committee per annum for service on the Audit, Executive and Compensation Committees. Each such director also receives an additional fee of $1,000 for each Board, Executive

Committee or other committee meeting attended. All directors will be reimbursed for their travel and other expenses involved in attendance at Board and committee meetings.

OFFICER AND DIRECTOR INDEMNIFICATION

     Pennzoil-Quaker State Company's Bylaws will provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by applicable law. The Bylaws will include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions will cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and
(iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions will be available to an indemnitee only if there has been a change in control (as defined in the Bylaws). Pennzoil-Quaker State Company expects to enter into indemnification agreements with its directors and officers that provide for similar protections. In addition, Pennzoil-Quaker State Company will obtain insurance coverage for directors' and officers' liability prior to the consummation of the Merger.

EXECUTIVE COMPENSATION

     Set forth below is information regarding the compensation during 1997 of the person who will serve as Chief Executive Officer of Pennzoil-Quaker State Company and the other four most highly compensated persons who will serve as executive officers of Pennzoil-Quaker State Company (collectively, the "named officers"). All compensation was paid by Pennzoil.

     Summary Compensation Table. The summary compensation table set forth below contains information regarding the compensation of each of the named officers for services rendered to Pennzoil in all capacities during 1997.

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM COMPENSATION
                                                              -----------------------------------
                                  ANNUAL COMPENSATION                 AWARDS             PAYOUTS
                             ------------------------------   -----------------------   ---------
                                                                           SECURITIES
                                                    OTHER                  UNDERLYING                 ALL
                                                    ANNUAL    RESTRICTED    OPTIONS/    LONG-TERM    OTHER
                                                   COMPEN-      STOCK         SARS      INCENTIVE   COMPEN-
                                                    SATION      AWARDS      (SHARES)      PLAN      SATION
           NAME               SALARY     BONUS       (1)         (2)          (3)        PAYOUTS      (4)
           ----              --------   --------   --------   ----------   ----------   ---------   -------
James L. Pate..............  $761,200   $757,300   $183,000    $358,800      30,000     $368,100    $98,900
David P. Alderson II.......   284,600    315,600     61,200      62,200       5,200       78,000     31,000
Clyde W. Beahm.............   263,800    172,900     61,200      56,500       4,300       72,900     24,600
William M. Robb............   273,500    159,500     62,600      56,500       4,000       74,600     25,000
James W. Shaddix...........   284,600    315,600     61,200      62,200       5,200       78,000     31,100

---------------

(1) Amounts shown include aircraft usage costs of $98,900 for Mr. Pate; a perquisite allowance of $59,400 for Mr. Pate and $42,400 for Messrs. Alderson, Beahm, Robb and Shaddix; and excess medical coverage of $18,800 for Messrs. Pate, Alderson, Beahm and Shaddix and $20,100 for Mr. Robb.

(2) Amounts shown under Restricted Stock Awards are the aggregate market value on January 1, 1997 of shares of Pennzoil common stock underlying common stock units awarded on such date under Pennzoil's Conditional Stock Award Programs. Each common stock unit awarded is to be distributed in the form of a share of Pennzoil common stock at the end of a five-year period, provided certain conditions as to continued employment are met. In the interim, participants receive dividend equivalents on their common stock units as though they were shares of Pennzoil common stock. The aggregate common stock units held at the end of 1997 and their values were 24,350 units, $1,626,900 for Mr. Pate; 5,210 units, $348,100 for Mr. Alderson; 4,550 units, $304,000 for Mr. Beahm; 5,030 units, $336,100 for Mr. Robb;

    and 5,230 units, $349,400 for Mr. Shaddix. Such values are calculated by multiplying the closing market price of Pennzoil common stock on December 31, 1997 ($66.8125) by the number of common stock units held at such date.

(3) All options were granted in tandem with stock appreciation rights, but there is currently in effect a moratorium on the exercise of any such stock appreciation rights.

(4) Amounts shown under All Other Compensation include (i) amounts contributed or accrued for 1997 under Pennzoil's Savings and Investment Plan and related supplemental agreements ($95,300 for Mr. Pate, $29,400 for Mr. Alderson, $23,100 for Mr. Beahm, $23,500 for Mr. Robb and $29,500 for Mr. Shaddix) and
    (ii) amounts paid by Pennzoil in 1997 for certain premiums on term life insurance ($3,600 for Mr. Pate, $1,600 for Messrs. Alderson, Robb and Shaddix and $1,500 for Mr. Beahm).

     Option/SAR Grants. Shown below is further information on grants of stock options by Pennzoil during 1997 to the named officers reflected in the Summary Compensation Table.

                           OPTION/SAR GRANTS IN 1997

                                                       INDIVIDUAL GRANTS
                                    -------------------------------------------------------
                                       NUMBER OF       PERCENT OF
                                      SECURITIES         TOTAL
                                      UNDERLYING      OPTIONS/SARS   EXERCISE
                                     OPTIONS/SARS      GRANTED TO      PRICE
                                    GRANTED IN 1997   EMPLOYEES IN     (PER      EXPIRATION   GRANT DATE
                                      (SHARES)(1)         1997       SHARE)(2)      DATE       VALUE(3)
                                    ---------------   ------------   ---------   ----------   ----------
James L. Pate.....................      30,000            3.6%        $51.25     3/24/2007     $581,200
David P. Alderson II..............       5,200            0.6%         51.25     3/24/2007      100,700
Clyde W. Beahm....................       4,300            0.5%         51.25     3/24/2007       83,300
William M. Robb...................       4,000            0.5%         51.25     3/24/2007       77,500
James W. Shaddix..................       5,200            0.6%         51.25     3/24/2007      100,700

---------------

(1) All the above options were granted on March 24, 1997 and become exercisable the day before the Distribution Date. Such options were granted in tandem with stock appreciation rights, but there is currently in effect a moratorium on the exercise of any such stock appreciation rights. All the above options were granted pursuant to Pennzoil's 1997 Incentive Plan.

(2) The option exercise price is 100% of the average of the high and low trading prices of Pennzoil common stock on the New York Stock Exchange on the date of grant (March 24, 1997) and may be paid in cash or previously owned shares of Pennzoil common stock.

(3) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, that may be realized will depend on the excess of the underlying stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized will be at or near the value estimated by the Black-Scholes model. The estimated values under the model are based on the following assumptions: expected volatility based on a three-year historical volatility of month-end Pennzoil common stock prices (20.5%), a risk-free rate of return based on a 10-year zero-coupon U.S. Treasury rate at the time of grant (6.6%), the current dividend rate on Pennzoil common stock ($1 per year), an option exercise period of 10 years (with the exercise occurring at the end of such period) and no adjustment for the risk of forfeiture over the vesting period.

     Option Exercises and 1997 Year-End Option/SAR Holdings. Shown below is information with respect to unexercised options to purchase Pennzoil common stock granted in 1997 and prior years to the named officers and held by them at December 31, 1997. None of the named officers exercised options or tandem stock appreciation rights in 1997.

                       YEAR-END 1997 OPTION/SAR HOLDINGS

                                            NUMBER OF SECURITIES
                                           UNDERLYING UNEXERCISED              VALUE OF UNEXERCISED
                                               OPTIONS HELD AT                IN-THE-MONEY OPTIONS AT
                                              DECEMBER 31, 1997                DECEMBER 31, 1997(1)
                                       -------------------------------    -------------------------------
                                       EXERCISABLE    UNEXERCISABLE(2)    EXERCISABLE    UNEXERCISABLE(2)
                                       -----------    ----------------    -----------    ----------------
James L. Pate........................    238,199          125,001         $3,579,000        $2,879,700
David P. Alderson II.................     52,566           23,034            739,000           532,800
Clyde W. Beahm.......................     36,265           21,000            599,800           494,000
William M. Robb......................     47,720           20,000            710,500           461,300
James W. Shaddix.....................     53,989           23,201            759,200           536,300

---------------

(1) The excess, if any, of the market value of Pennzoil common stock at December 31, 1997 ($66.8125) over the option exercise price.

(2) All of these options become immediately exercisable the day before the Distribution Date.

     Long-Term Incentive Awards. Shown below is information with respect to awards earned in 1997 under Pennzoil long-term incentive arrangements.

            LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                            PERFORMANCE OR        ESTIMATED FUTURE PAYOUTS UNDER
                                             OTHER PERIOD         NON-STOCK-PRICE-BASED PLANS(1)
                                           UNTIL MATURATION    ------------------------------------
                                              OR PAYOUT        THRESHOLD     TARGET       MAXIMUM
                                           ----------------    ---------    ---------    ----------
James L. Pate............................      3 years         $193,800     $ 635,500    $1,116,000
David P. Alderson II.....................      3 years           34,700       109,700       193,500
Clyde W. Beahm...........................      3 years           29,700        97,200       170,100
William M. Robb..........................      3 years           30,400        99,500       174,100
James W. Shaddix.........................      3 years           34,700       109,700       193,500

---------------

(1) Payout of the 1997 long-term incentive awards will be determined by comparing Pennzoil's total shareholder return ("TSR") to a selected group of peer companies, designated at the time of grant. At the end of the performance period, Pennzoil and the peer companies will be ranked based on their TSR. Maximum payout is achieved if Pennzoil is ranked fourth or higher. Target payout is achieved if Pennzoil is ranked eighth. Threshold payout occurs if Pennzoil is ranked thirteenth. The incentive awards are targeted at the market 55th percentile. Pennzoil's absolute TSR for a given performance cycle must be at least break-even to trigger any payout under the plan. Awards, calculated as a percentage of base salary, are paid (if earned) after the completion of the three-year performance cycle.

     Retirement Plan and Supplemental Agreements. Pennzoil has a tax-qualified retirement plan applicable to salaried employees generally. The retirement plan generally provides for annual retirement benefits approximating between 1.1% and 1.6% of a calculated career average compensation multiplied by the number of years of service. For purposes of the retirement plan, career average compensation approximates the lesser of an employee's final five-year average compensation and his 1997 annual compensation. The annual benefits under the retirement plan are net of certain offsets based on social security benefits and reflect limitations mandated by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), on the maximum amounts payable. Pennzoil has agreements with Messrs. Pate, Alderson, Beahm, Robb and Shaddix to supplement their benefits under the tax-qualified retirement plan in the event and to the extent the aforesaid limitations on annual benefits mandated by ERISA reduce the retirement benefits that otherwise would be payable under such plan. Pennzoil also has a deferred compensation agreement with Mr. Pate designed to bring his total annual retirement benefits from all sources (including social security and benefits from prior employers) to 57% of his annual salary rate at retirement. This percentage is comparable to the proportion that retirement benefits provided by Pennzoil's regular retirement plan (and social security) for the majority of Pennzoil's employees bear to remuneration at the time of retirement. In addition, the deferred compensation agreement provides for continuation of medical expense reimbursement plan coverage for the participant, his spouse and dependents. Benefits under Mr. Pate's deferred compensation agreement will commence upon termination of employment for any reason. Based on salaries as of December 31, 1997, estimated annual benefits upon retirement at normal retirement age (65) from all sources would be $441,800 for Mr. Pate, $162,700 for Mr. Alderson, $64,800 for Mr. Beahm, $107,900 for Mr. Robb and $152,900 for Mr. Shaddix. Messrs. Pate, Alderson, Beahm, Robb and Shaddix will enter into similar arrangements with Pennzoil-Quaker State Company.

     Termination of Employment and Change-in-Control Arrangements and Other Agreements. Pennzoil maintains an Executive Severance Plan for selected employees providing for severance benefits upon a termination of employment for reasons other than cause within two years after a change in control of Pennzoil. Benefits are payable only in the event there occurs each of (a) a change in control of Pennzoil, (b) a designation by the Board of Directors and the Compensation Committee of Pennzoil that the employee is likely to be adversely affected by the change in control and (c) a subsequent termination of employment within two years for reasons other than cause. Benefits are prorated if the employee is within three years of normal retirement age (65) at termination of employment. Participants in the plan include Messrs. Pate, Alderson, Beahm, Robb and Shaddix. Such severance benefits generally include a payment of up to three times a participant's annual salary and incentive bonus and continuation of life insurance and medical coverage for one year following termination of employment. Messrs. Pate, Alderson, Beahm, Robb and Shaddix will participate in a similar plan with Pennzoil-Quaker State Company.

     Pennzoil also has agreements with Messrs. Pate, Alderson, Beahm, Robb and Shaddix that provide for the acceleration of benefits in the event of the occurrence, as determined by the Board of Directors, of a change in control of Pennzoil that has a reasonable likelihood of causing the forfeiture of benefits that such persons otherwise would have earned by depriving them of the opportunity to fulfill applicable service and age prerequisites. The agreements provide that the covered persons will receive, in the event of such a change in control but without regard to any termination of employment, cash payments equal to the appreciated value of all unvested, nonqualified stock options. The agreements also provide, in the event of termination of employment of a covered employee within six months following such a change in control, (a) for cash payments generally equal to the unvested amounts under Pennzoil's Savings and Investment Plan (as well as the agreements providing for reimbursement of benefits that would be payable under such Plan but for limitations imposed by ERISA) forfeitable on the date of termination of employment, (b) for continuation of life insurance and, in certain instances, medical expense coverage for one year, (c) for cash payments equal to the discounted value of benefits otherwise payable under the deferred compensation agreements referred to above under "-- Retirement Plan and Supplemental Agreements," based on an assumed continuation of employment until age 65 and actuarially determined life expectancies, (d) in certain instances, for cash payments in settlement of long-term medical benefits otherwise payable and (e) for cash payments equal to the discounted value of benefits otherwise payable under a supplemental disability plan and a salary continuation plan. Other agreements provide for certain executive officers that, upon any termination of employment (other than termination for cause or voluntary termination prior to a change in control), the executive officer will receive (i) in certain instances, continued executive medical coverage to age 55 without any increase in cost, and thereafter retiree medical coverage at no greater cost than currently applicable to retirees with more than 20 years of service and (ii) supplemental retirement benefits payable at age 55 equal to the benefit such executive officer would have earned had current cash compensation continued to age 55. Deferred compensation agreements and certain supplemental benefit agreements under which payments are currently being made have been supplemented by Pennzoil to provide, upon a change in control of Pennzoil, for the cash-out of retirement, spouse and medical benefits. In addition, Pennzoil's conditional stock award programs provide for acceleration of benefits upon a change in control. Furthermore, benefits under Pennzoil's

Long-Term Incentive Plans will be paid out immediately as if such plans had reached the end of their terms and the target goals had been achieved. The dollar amounts that would be payable under the agreements and plan described in this and the preceding paragraph and the other plans providing payments triggered by a change in control, exclusive of amounts attributable to benefits already vested, would be (as of December 31, 1997) $11,426,100 for Mr. Pate, $2,876,000 for Mr. Alderson, $2,283,300 for Mr. Beahm, $2,265,200 for Mr. Robb
and $2,880,800 for Mr. Shaddix. In addition, a change in control would result in the accelerated payment of benefits already earned and vested over a period of years in the amounts of $7,062,900 for Mr. Pate, $1,258,500 for Mr. Alderson, $864,000 for Mr. Beahm; $1,000,900 for Mr. Robb and $1,280,400 for Mr. Shaddix. Messrs. Pate, Alderson, Beahm, Robb and Shaddix will enter into similar agreements and participate in similar plans with Pennzoil-Quaker State Company.

     Pennzoil-Quaker State Company 1998 Incentive Plan. The Merger Agreement provides that, prior to the Merger, PPC and Pennzoil, as sole stockholder of PPC, shall have approved and adopted Pennzoil-Quaker State Company's 1998 Incentive Plan (the "Incentive Plan"). The objectives of the Incentive Plan are to attract and retain key employees, to encourage a sense of proprietorship and to stimulate the active interest of those persons in the development and financial success of Pennzoil-Quaker State Company by making awards ("Awards") designed to provide participants in the Incentive Plan with a proprietary interest in the growth and performance of Pennzoil-Quaker State Company. Persons eligible for Awards are directors and key employees holding positions of responsibility with Pennzoil-Quaker State Company or any of its subsidiaries and whose performance can have a significant effect on the success of Pennzoil-Quaker State Company, and individuals who are expected to become such key employees within six months of the date of an Award.

     The Compensation Committee of Pennzoil-Quaker State Company's Board of Directors (the "Committee") will administer the Incentive Plan. The Committee will have the exclusive power to administer the Incentive Plan, to take all actions specifically contemplated thereby or necessary or appropriate in connection with the administration thereof, to interpret the Incentive Plan, to adopt such rules, regulations and guidelines for carrying out the Incentive Plan as the Committee may deem necessary or proper in the best interests of Pennzoil-Quaker State Company and in keeping with the objectives of the Incentive Plan and to correct any defect or reconcile any inconsistency in the Incentive Plan. The Committee may, in its discretion, among other things, extend or accelerate the exercisability of an Award, accelerate the vesting of or eliminate or make less restrictive any restrictions contained in any Award, waive any restriction or other provision of the Incentive Plan or in any Award or otherwise amend or modify any Award in any manner that is either (i) not adverse to that participant holding the Award or (ii) consented to by that participant. The Committee also may make an Award to an individual who it expects to become an employee of Pennzoil-Quaker State Company or any of its subsidiaries within six months of the Award, subject to such individual's being so employed by Pennzoil-Quaker State Company or a subsidiary thereof within such period. The Committee may delegate to the chief executive officer and other senior officers of Pennzoil-Quaker State Company its duties under the Incentive Plan.

     The Board of Directors of Pennzoil-Quaker State Company may amend, modify, suspend or terminate the Incentive Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would adversely affect the rights of any participant under any Award previously granted to such participant shall be made without the consent of such participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of Pennzoil-Quaker State Company to the extent such approval is required by applicable legal requirements. The Board of Directors may make certain adjustments in the event of any subdivision, split or consolidation of outstanding shares of Pennzoil-Quaker State Company Common Stock, any declaration of a stock dividend payable in shares of Pennzoil-Quaker State Company Common Stock, any recapitalization or capital reorganization of Pennzoil-Quaker State Company, any consolidation or merger of Pennzoil-Quaker State Company with another corporation or entity, any adoption by Pennzoil-Quaker State Company of any plan of exchange affecting Pennzoil-Quaker State Company Common Stock or any distribution to holders of Pennzoil-Quaker State Company Common Stock of securities or property (other than normal cash dividends).

     Awards may be in the form of, among other things (i) rights to purchase a specified number of shares of Pennzoil-Quaker State Company Common Stock at a specified price ("Options"), (ii) rights to receive a payment, in cash or Pennzoil-Quaker State Company Common Stock, equal to the excess of the fair market value or other specified value of a number of shares of Pennzoil-Quaker State Company Common Stock on the rights exercise date over a specified strike price ("SARs"), (iii) grants of restricted or unrestricted shares of Pennzoil-Quaker State Company Common Stock or units denominated in shares of Pennzoil-Quaker State Company Common Stock, (iv) grants denominated in cash and
(v) grants denominated in cash, Pennzoil-Quaker State Company Common Stock, units denominated in Pennzoil-Quaker State Company Common Stock or any other property which are made subject to the attainment of one or more performance goals ("Performance Awards").

     After the Merger, the Committee will determine the directors and employees to receive Awards and the terms, conditions and limitations applicable to each such Award, which conditions may, but need not, include continuous service with Pennzoil-Quaker State Company, achievement of specific business objectives, attainment of specified growth rates, increases in specified indices, attainment of specified growth rates or other comparable measures of performance. Performance Awards may include more than one performance goal, and a performance goal may be based on one or more business criteria that apply to the individual, Pennzoil-Quaker State Company as a whole or one or more of Pennzoil-Quaker State Company's business units and may include, among other measures, any of the following: increased revenue; net income; earnings before interest, taxes, depreciation and amortization (EBITDA); other earnings measures; economic value added; cash flow measures; stock price; market share; return on equity or capital; return on revenue measures; costs; and safety and environmental performance measures.

                          INTERESTS OF CERTAIN PERSONS

     Members of Quaker State's management and Board of Directors may be deemed to have interests in the Merger that are different from, or in addition to, the interests of Quaker State's stockholders generally. In addition, members of Pennzoil's management and Board of Directors may be deemed to have interests in the Restructuring, the Spin-off and the Merger that are different from, or in addition to, the interests of Pennzoil's stockholders generally.

EXISTING OFFICERS AND DIRECTORS WHO WILL JOIN PENNZOIL-QUAKER STATE COMPANY AT THE EFFECTIVE TIME

     Following the Merger, seven current executive officers of Pennzoil will become executive officers of Pennzoil-Quaker State Company. Seven directors of Pennzoil and five directors of Quaker State will become directors of Pennzoil-Quaker State Company. See "Management of Pennzoil-Quaker State Company."

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Merger Agreement provides that, following the effective time of the Merger, Pennzoil will indemnify, defend and hold harmless PPC, Quaker State and each controlling person of PPC or Quaker State (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against, and pay or reimburse each of the foregoing for, all losses arising out of or resulting from or in connection with:

     - any assets or liabilities of, or the operations of, Pennzoil or any of its subsidiaries (other than PPC and its subsidiaries).

     - any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the Proxy Statement/Prospectus relating to the special meeting of Quaker State stockholders to adopt the Merger Agreement (the "Proxy Statement/Prospectus"), the Registration Statement on Form S-4 relating to the shares of Pennzoil-Quaker State Company Common Stock into which shares of Quaker State capital stock will be converted in the Merger (the "Form S-4") or the Registration Statement on Form 10 registering the Pennzoil-Quaker State Common Stock under the Exchange Act (the "Form 10") (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, other than information provided by Quaker State specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or any such registration statement.

     - financial advisory, broker's, finder's or similar fees or commissions, reimbursement of expenses or indemnification or contribution above $6 million payable in connection with the transactions contemplated by the Merger Agreement to any agent, broker, investment banker, financial advisor or other similar person by Pennzoil or by PPC.

     The Merger Agreement also provides that, following the effective time of the Merger, PPC and Quaker State will jointly and severally indemnify, defend and hold harmless Pennzoil and each controlling person of Pennzoil from and against, and pay or reimburse each of the foregoing for, all losses arising out of or resulting from or in connection with:

     - any assets or liabilities of, or the operations of, PPC and Quaker State or any of their subsidiaries.

     - any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the Proxy Statement/Prospectus, the Form S-4 or the Form 10 (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only with respect to information provided by Quaker State specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or any such registration statement.

     In addition, the Merger Agreement provides that all rights of indemnification provided in the respective charters and bylaws of PPC and Quaker State will continue for a period of six years following the effective time of the Merger. The Merger Agreement further requires PPC and Pennzoil to maintain for a period of six years following the effective time of the Merger liability insurance for officers and directors of PPC with respect to claims arising out of facts or events occurring prior to or at the effective time.

QUAKER STATE OFFICERS' AND DIRECTORS' INTERESTS UNDER STOCK PLANS

     Certain members of Quaker State's management and Board own options to purchase Quaker State capital stock or have restricted or performance shares under Quaker State's 1986 Stock Option Plan, 1994 Stock Incentive Plan or 1994 Non-Employee Directors Stock Option Plan or as part of a Non-Employee Director Restricted Stock Award (which was approved by Quaker State's stockholders at the 1998 annual meeting in lieu of pre-existing retirement benefits) or that were granted pursuant to agreements with such individuals. In accordance with the terms of these plans and other awards, all such options, restricted shares and performance shares will become fully vested immediately before the Merger. Under the terms of the Merger Agreement, at the time of the Merger, either Quaker State will repurchase and cancel each outstanding option or restricted or performance share for a cash payment equal to the average closing trading price of Quaker State capital stock over the three business days immediately before the Merger or $23 per share (whichever is higher), less any option exercise price and applicable withholding taxes, or, if Quaker State and the holder of the award agree, he or she, instead of receiving this cash payment, will receive a similar substitute option or restricted or performance share award with respect to Pennzoil-Quaker State Company stock. The number of shares of Pennzoil-Quaker State Company stock covered by such a substitute award, and the exercise price for any such option, will be designed to approximate the economic value of the Quaker State awards at the time of the Merger.

PENNZOIL OFFICERS' INTERESTS UNDER STOCK PLANS

     Pursuant to the Employee Benefits Agreement, (i) each outstanding employee stock option award of Pennzoil granted under any Pennzoil stock option program and outstanding the day before the date of the Spin-off is fully vested and exercisable as of such date and, if not exercised prior to such date, the exercise price and the number of shares subject to such option will be adjusted,
(ii) the holder of each Pennzoil option outstanding and not exercised immediately after the date of the Spin-off will receive for each such option an additional option to purchase the same number of shares of Pennzoil-Quaker State Company Common Stock, (iii) each conditional stock award of Pennzoil granted under a conditional stock award program of Pennzoil shall be fully vested and matured (but payable at the conclusion of the end of the program under which it has been granted) and (iv) the holder of a Pennzoil conditional stock award shall be granted a conditional stock award under the Incentive Plan having terms and conditions substantially the same as the Pennzoil conditional stock award in respect of which it is granted (including being fully vested and matured).

     In addition, as of the date of the Spin-off, outstanding awards under Pennzoil's existing incentive plans, other than the stock option or conditional stock award programs referenced above, are being vested and earned with the date of the Spin-off constituting the end of each respective award period. Such vested and earned awards are being paid in cash without regard to whether the holder of an award is then employed by Pennzoil or Pennzoil-Quaker State Company.

BAUM EMPLOYMENT AGREEMENT

     Mr. Baum is employed under an employment agreement (the "Baum Employment Agreement") which provides that in the event the agreement terminates by reason of disability, discharge without cause or resignation, following a change of control of Quaker State (as defined therein), Mr. Baum, in addition to accrued compensation and benefits, will be entitled to receive until his death a monthly retirement payment, calculated as of the date of termination, which is the monthly equivalent of a $300,000 annual benefit reduced by the actuarial equivalent of (i) Mr. Baum's projected primary social security amount and (ii) the benefits payable to Mr. Baum under all tax qualified retirement plans maintained by Quaker State. The retirement payments will be suspended during any period in which Mr. Baum is an employee or independent contractor of another company with a rate of compensation equal to or in excess of $16,667 per month. In the event of Mr. Baum's disability, the payment will be reduced dollar-for-dollar by the amount of disability benefits, if any, paid to Mr. Baum in accordance with any disability policy or program of Quaker State. The Baum Employment Agreement provides that if Mr. Baum is discharged without cause or resigns with good reason at any time within two years following the date that a change of control of Quaker State (as defined therein) occurs, then, in addition to the other amounts payable thereunder, Mr. Baum will be entitled to receive for a period of three years from the date of termination his base salary and an annual bonus equal to his target bonus for the calendar year in which the date of termination occurs. The Merger will constitute a change of control of Quaker State under the Baum Employment Agreement and, as a result of Mr. Baum's changed duties following the Merger, he will be entitled to receive the payments provided for under this agreement.

BARR CONSULTING AGREEMENT

     PPC will enter into a mutually acceptable consulting agreement with John D. Barr (which will become an agreement between Pennzoil-Quaker State Company and Mr. Barr), currently President and Chief Operating Officer of Quaker State, with a term continuing until one year from the effective time of the Merger, under which Mr. Barr will perform services on behalf of Pennzoil-Quaker State Company with respect to matters relating to Quaker State's business. The consulting agreement will provide for payment to Mr. Barr of a consulting fee of $750,000, which will be paid in equal monthly installments during 1999 and reimbursement of Mr. Barr's reasonable expenses associated with providing his services. The consulting agreement will not affect benefits payable to Mr. Barr under his existing employment agreement with Quaker State. The consulting agreement will provide that, during the term of the consulting agreement, Mr. Barr will not engage in any business or endeavor which is in competition with Pennzoil-Quaker State Company.

EMPLOYMENT CONTINUATION AGREEMENTS

     In 1995, Quaker State entered into Employment Continuation Agreements with a number of key executives, including John D. Barr, Conrad A. Conrad, Paul E. Konney and Charles F. Bechtel but not including Mr. Baum (the "Employment Continuation Agreements"). The Employment Continuation Agreements provide for the continued employment of the executives for a period of two years following a change of control as defined in the agreements. The Merger will constitute a change of control under the Employment Continuation Agreements. Under the Employment Continuation Agreements, during this two-year period, the executive's position, authority and responsibilities shall be at least commensurate with those held, exercised and assigned immediately prior to the change of control, and the executive shall receive a base salary at a monthly rate at least equal to the monthly salary paid to the executive immediately prior to the change of control. The executive also shall be afforded the opportunity to receive an annual bonus on terms no less favorable to the executive than the annual bonus opportunity that had been available to the executive for the calendar year ended immediately prior to the change of control. During the employment period, the executive also shall be entitled to participate in all long-term incentive compensation programs and employee benefit plans at essentially the same levels as prior to the change of control.

     The Employment Continuation Agreements provide that if the executive's employment terminates during the employment period by reason of death or disability, the executive or his beneficiary or estate shall be entitled to accrued compensation and benefits as well as any additional benefits payable due to death or disability under Quaker State's plans, policies or programs. The executive also is entitled to accrued compensation and benefits unless the executive's employment is terminated during the employment period for cause or the executive voluntarily terminates his employment during such period other than for good reason (as defined in the Employment Continuation Agreement).

     However, if during the employment period Quaker State terminates the executive's employment other than for cause, or if, following a change of control, the executive terminates his employment for good reason, the Employment Continuation Agreements provide that Quaker State will pay the executive, in addition to accrued compensation and benefits, cash amounts equal to (i) three times the sum of (a) the executive's annual base salary and (b) the average of the bonuses payable to the executive for the three calendar years ending immediately prior to the change of control and (ii) the present value of the additional retirement benefits that would have been payable to the executive under Quaker State's Pension Plan or any supplemental retirement arrangements had the executive remained in employment until the expiration of the employment period. These agreements require a lump sum payment to the executive, and it is anticipated that these agreements will be paid out in accordance with their terms at the Closing.

     In the event any amount paid to an executive under an Employment Continuation Agreement would be an "excess parachute payment" as defined in the Code, the amount payable under the agreement may be subject to a special excise tax. During 1997, the Employment Continuation Agreements were amended and restated to provide for the gross-up of any amount subject to taxes on excess parachute payments so that the benefits of the agreement to the named Executive Officers will not be reduced. In addition, Mr. Conrad's agreement was further amended in 1998 to provide that his incremental retirement benefit following a change of control would be determined as of the later of his having attained age 55 or the expiration of the employment period, instead of the expiration of the employment period as provided in the other Employment Continuation Agreements.

RABBI TRUST

     In 1996, Quaker State established a "Rabbi Trust", which is intended to be a grantor trust under Section 671 of the Code. In accordance with the terms of the trust agreement, the Rabbi Trust was funded by Quaker State upon Quaker State's execution of the Merger Agreement (a "Threatened Change in Control" as such term is defined in the related Trust Agreement) in an amount sufficient to provide for the payment of non-employee directors' retirement benefits, all benefits provided under the 1996 Directors' Fee Plan, the Employment Continuation Agreements and the Baum Employment Agreement, severance benefits under Mr. Barr's employment agreement; and payments under Quaker State's Supplemental Excess Retirement Plan Agreements. The Rabbi Trust also will provide funds for the cost of litigation on behalf of the participants in such plans or agreements to the extent necessary to ensure their rights thereunder. The Rabbi Trust is a trust of which Quaker State, for tax purposes, is the beneficiary and the trust assets, as assets of Quaker State, will be subject to the claims of Quaker State's creditors in the event of Quaker State's bankruptcy or insolvency.

LONG-TERM INCENTIVE PROGRAM

     Under Quaker State's 1997 Long-Term Incentive Program, all of the outstanding performance units will vest as of the effective time of the Merger and will be paid by Quaker State. The award payout will be 150% of the $1.00 unit value, or $1.50 per unit. As of June 30, 1998, there were 5,638,884 units outstanding.

OTHER SEVERANCE BENEFITS

     Since 1988, Quaker State has had a severance plan (the "Severance Plan") under which eligible employees are entitled to a severance allowance in the event of termination of employment following a change of control (as defined in the Severance Plan). All non-union, full-time salaried employees and all non-union, full-time hourly employees of Quaker State and its domestic subsidiaries are entitled to participate. Under the Severance Plan, an eligible employee whose employment is terminated by employer action other than for cause following a change of control or who resigns under certain circumstances following a change of control is entitled to a severance allowance equal to two weeks of earnings for each full year and a prorated portion of earnings for each partial year the employee has been employed plus earned but unused vacation pay, to a maximum of two years of earnings. For purposes of determining the severance allowance, an employee's earnings include his or her regular rate of salary for the calendar year in which the change of control occurs plus bonuses earned for the preceding calendar year, reduced to a weekly average; provided, however, that if such earnings for the calendar year in which the termination occurs are higher, the higher earnings are used. Participation in any pension or medical plan in which the employee participated at the time of termination of employment continues during the severance allowance payment period. Executive officers who are not parties to the employment continuation agreements described above will be eligible to receive benefits under the Severance Plan.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

SECURITY OWNERSHIP OF PENNZOIL

     The following table sets forth information concerning the number of shares of Pennzoil common stock beneficially owned, directly or indirectly, as of June 1, 1998, by (i) the directors, the chief executive officer and the four other most highly compensated executive officers of Pennzoil, (ii) all the foregoing and other current executive officers of Pennzoil as a group and (iii) each person known to possess voting or dispositive power over more than five percent of outstanding Pennzoil common stock.

                                                              NUMBER OF    PERCENTAGE
                      BENEFICIAL OWNER                        SHARES(1)     OF CLASS
                      ----------------                        ---------    ----------
David P. Alderson II........................................     72,726         *
Howard H. Baker, Jr. .......................................      5,000         *
W. L. Lyons Brown, Jr.(2)...................................      9,821         *
Stephen D. Chesebro'........................................     19,467         *
Ernest H. Cockrell(2).......................................    419,066         *
Harry H. Cullen.............................................     16,115         *
Alfonso Fanjul(2)...........................................     30,700         *
Donald A. Frederick.........................................      6,709         *
Berdon Lawrence.............................................     15,000         *
James L. Pate...............................................    338,715         *
Brent Scowcroft.............................................      3,500         *
James W. Shaddix............................................     80,865         *
Gerald B. Smith.............................................      2,000         *
Cyril Wagner, Jr. ..........................................     19,900         *
All the above and all other current executive officers as a
  group (20 persons)........................................  1,232,245       2.6
State Farm Mutual Automobile Insurance Company(3)...........  3,746,692       7.9
  One State Farm Plaza
  Bloomington, Illinois 61710
Franklin Mutual Advisers, Inc.(4)...........................  2,864,900       6.0
  51 John F. Kennedy Parkway
  Short Hills, New Jersey 07078

---------------

(1) Pursuant to regulations of the SEC, securities must be listed as beneficially owned by a person who directly or indirectly holds or shares the power to vote or dispose of the securities, whether or not the person has any economic interest in the securities. In addition, a person is deemed a beneficial owner if he has the right to acquire beneficial ownership within 60 days, including upon exercise of a stock option or conversion of a convertible security. Securities owned by certain family members are included in the foregoing table even in certain instances where the possession or sharing of voting or dispositive power is not acknowledged. The tabulation also includes shares subject to stock options exercisable within 60 days (65,966 for Mr. Alderson, 16,666 for Mr. Chesebro', 6,666 for Mr. Frederick, 309,866 for Mr. Pate, 67,556 for Mr. Shaddix and 643,194 for all the above and all other current executive officers as a group).

(2) Certain persons have shared voting and dispositive power with respect to certain shares of Pennzoil common stock in the above tabulation as follows:
    Mr. Brown, 3,321 shares, which are held by charitable foundations of which Mr. Brown is a member of the governing body; Mr. Cockrell, 419,066 shares, 409,066 of which are held by family partnerships and 10,000 of which are held by a charitable foundation of which Mr. Cockrell is an officer; and Mr. Fanjul, 30,500 shares, which are held by corporations in which Mr. Fanjul is controlling shareholder.

(3) The information in the foregoing table regarding State Farm Mutual Automobile Insurance Company ("State Farm") is based on filings made with the SEC reflecting ownership of Pennzoil common stock as of December 31, 1996, and no filing having been made to reflect any changes as of December 31, 1997. The filings state that the shares of Pennzoil common stock were acquired in the ordinary course of business and not for the purpose of influencing control of Pennzoil. The filings indicate sole voting and dispositive power for 3,746,692 shares of Pennzoil common stock by State Farm and related entities.

(4) The information in the foregoing table regarding Franklin Mutual Advisers, Inc. ("Franklin") is based on a filing made with the SEC reflecting ownership of Pennzoil common stock as of December 31, 1997. The filing states that the shares of Pennzoil common stock were acquired in the ordinary course of business and not for the purpose of influencing control of Pennzoil. The filing indicates sole voting and dispositive power for 2,864,900 shares of Pennzoil common stock by Franklin and related entities.

 *  Less than 1%.

SECURITY OWNERSHIP OF QUAKER STATE

     The following table sets forth information concerning the number of shares of Quaker State capital stock beneficially owned, directly or indirectly, by the directors and all executive officers of Quaker State, and by the directors and all executive officers as a group. The table also sets forth information concerning the number of shares beneficially owned (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by each person known by Quaker State who owns more than five percent of the outstanding shares of Quaker State capital stock. Except as described in the notes below, all information in the table and the accompanying footnotes is stated as of June 15, 1998.

                                                              NUMBER OF            PERCENTAGE
                      BENEFICIAL OWNER                        SHARES(1)             OF CLASS
                      ----------------                        ---------            ----------
John D. Barr................................................    506,788(2)(3)(4)       1.4
Herbert M. Baum.............................................  1,154,641(2)(3)(4)       3.2
Charles F. Bechtel..........................................     97,242(2)(4)(5)         *
Leonard M. Carroll..........................................     19,221(2)(6)            *
Conrad A. Conrad............................................    192,554(2)(4)(5)         *
J. Taylor Crandall..........................................      6,044(2)(7)            *
Laurel Cutler...............................................     14,623(2)(6)            *
C. Frederick Fetterolf......................................     23,803(2)(6)(7)         *
F. William Grube............................................     31,294(2)(5)(6)         *
Forrest R. Haselton.........................................     17,034(2)(6)            *
Paul E. Konney..............................................     88,441(2)(4)            *
Kenneth Lee.................................................      1,000                  *
L. David Myatt..............................................  1,544,634(2)(4)          4.5
Raymond A. Ross, Jr.........................................     16,813(2)(6)            *
Lorne R. Waxlax.............................................     37,713(2)(6)            *
All directors and executive officers as a group (16
  persons)..................................................  3,851,845(2)(3)(4)(5)    10.6
The Prudential Insurance Company of America(7)..............  2,023,320(7)             5.6

---------------

  * Less than one percent of the outstanding shares of Quaker State capital stock is beneficially owned.

(1) In determining the percentage of the outstanding shares of Quaker State capital stock owned by each person and by all directors and executive officers as a group, the shares in the table include shares that may be acquired upon the exercise of stock options immediately prior to the effective time of the Merger, assuming that the effective time occurs prior to or on November 1, 1998; such shares are deemed to be outstanding for purposes of the relevant percentage calculation. The directors and executive officers have sole voting power and sole investment power with respect to all shares set forth in the table except as indicated in the footnotes which follow.

(2) Includes shares which may be acquired by the following persons upon the exercise of stock options which are presently exercisable or become exercisable at the effective time of the Merger: Mr. Barr, 467,500 shares; Mr. Baum, 902,000 shares; Mr. Bechtel, 85,500 shares; Mr. Carroll, 5,000 shares; Mr. Conrad, 160,000 shares; Mr. Crandall, 2,000 shares; Ms. Cutler, 5,000 shares; Mr. Fetterolf, 5,000 shares; Mr. Grube, 4,000 shares; Mr. Haselton, 4,000 shares; Mr. Konney, 86,000 shares; Mr. Myatt, 250,000 shares; Mr. Ross, 5,000 shares; Mr. Waxlax, 4,000 shares; and all directors and executive officers as a group, 1,986,000 shares.

(3) Includes restricted shares as to which the following persons have sole voting power but do not have investment power: Mr. Barr, 21,000 shares; Mr. Baum, 69,667 shares; and all directors and executive officers as a group, 90,667 shares.

(4) Includes, as of June 15, 1998, full shares represented by units credited to the accounts of the following persons under the Quaker State Thrift and Stock Purchase Plan: Mr. Barr, 4,288 shares; Mr. Baum, 2,542 shares; Mr. Bechtel, 3,299 shares; Mr. Conrad, 17,105 shares; Mr. Konney, 2,441 shares; Mr. Myatt, 11,559 shares; and all directors and executive officers as a group, 41,234 shares. The plan's trustee votes these shares in accordance with directions received from the plan's participants. Shares for which directions are not provided by the plan's participants are voted in the same proportions as shares for which votes have been received from other participants.

(5) Includes shares held jointly by the following persons with their spouses:
    Mr. Bechtel, 7,920 shares; Mr. Conrad, 15,449 shares; Mr. Grube, 20,000 shares; and all directors and executive officers as a group, 43,369 shares.

(6) Includes restricted shares of Quaker State capital stock issued to non-employee directors in lieu of certain retirement benefits, as approved at the 1998 annual meeting of the Quaker State stockholders: Mr. Carroll, 7,360 shares; Mr. Cutler, 8,623 shares; Mr. Fetterolf, 9,800 shares; Mr. Grube, 7,294 shares; Mr. Haselton, 6,004 shares; Mr. Ross, 7,713 shares and Mr. Waxlax, 8,745 shares.

(7) Includes shares of deferred Quaker State capital stock held for the following persons under the Directors' Fee Plan, as of June 15, 1998: Mr. Fetterolf, 6,003 shares and Mr. Crandall, 4,044 shares.

(8) The Prudential Insurance Company of America ("Prudential") has offices at 751 Broad Street, Newark, New Jersey 07102-3777. According to the Schedule 13G dated February 10, 1998 received by Quaker State, Prudential holds as of December 31, 1997 sole voting and dispositive power over 5,600 shares, and shared voting and dispositive power over 2,017,720 shares. Prudential has indirect voting and investment discretion over 2,017,720 shares that are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. All 2,023,320 shares were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing control of Quaker State.

         DESCRIPTION OF CAPITAL STOCK OF PENNZOIL-QUAKER STATE COMPANY

     The authorized capital stock of Pennzoil-Quaker State Company immediately after the Spin-off and Merger will consist of 100 million shares of Common Stock, par value $0.10 per share ("Pennzoil-Quaker State Company Common Stock"), and 10 million shares of Preferred Stock, par value $1.00 per share ("Pennzoil-Quaker State Company Preferred Stock"). The following summary of the material terms of the capital stock of Pennzoil-Quaker State Company does not purport to be complete and is qualified by reference to the form of Pennzoil-Quaker State Company's Restated Certificate of Incorporation and Amended and Restated Bylaws, which are filed as exhibits to the Form 10.

PENNZOIL-QUAKER STATE COMPANY COMMON STOCK

     Each share of Pennzoil-Quaker State Company Common Stock will possess ordinary voting rights for the election of directors and for other corporate matters, each share being entitled to one vote. There will be no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Pennzoil-Quaker State Company Common Stock will carry no preemptive rights and will not be convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. Subject to any preferential rights of the Pennzoil-Quaker State Company Preferred Stock, the holders of Pennzoil-Quaker State Company Common Stock will be entitled to receive dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor and to share ratably in the assets of Pennzoil-Quaker State Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up.

     The Pennzoil-Quaker State Company Restated Certificate of Incorporation will provide that stockholders may not act by written consent in lieu of a meeting. The Pennzoil-Quaker State Company Restated Certificate of Incorporation will also provide that the number of directors shall not be fewer than three nor more than 15 and will provide for a classified Board of Directors, consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual stockholders' meeting for election of directors following the most recent election of such class, except that the initial terms of the three classes expire in 1999, 2000 and 2001, respectively. See "Management -- Directors and Executive Officers." A director may not be removed without cause and may only be removed for cause by the affirmative vote of the holders of 75% or more of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class. Special meetings of the stockholders may be called by the Chairman of the Board, the President or the Board of Directors, but may not be called by stockholders. The provisions relating to capital stock, the Board of Directors, the Board of Directors power to amend the Bylaws, the calling of special meetings, actions taken by written consent and limitation of liability of directors may be amended only by the vote of the holders of at least 80% of the capital stock entitled to vote for the election of directors.

PENNZOIL-QUAKER STATE COMPANY PREFERRED STOCK

     The Board of Directors of Pennzoil-Quaker State Company will be empowered, without approval of the stockholders, to cause shares of Pennzoil-Quaker State Company Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors will be authorized to fix or alter the designation, number, voting powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions of such rights. Among the specific matters that may be determined by the Board of Directors are the rate of dividends; the redemption price, if any; the terms of a sinking fund or redemption or purchase account, if any; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company; conversion or exchange rights, if any; and voting powers, if any.

     Although Pennzoil-Quaker State Company has no present intention to issue Pennzoil-Quaker State Company Preferred Stock (other than pursuant to the Rights Agreement described below), the issuance of shares of Pennzoil-Quaker State Company Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Pennzoil-Quaker State Company Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Pennzoil-Quaker State Company Preferred Stock could adversely affect the voting power of the holders of the Pennzoil-Quaker State Company Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of Pennzoil-Quaker State Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or even a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which Pennzoil-Quaker State Company's securities are traded.

STOCKHOLDER RIGHTS PLAN

     One right to purchase Pennzoil-Quaker State Company preferred stock ("Right") will be distributed with each share of Pennzoil-Quaker State Company Common Stock distributed in the Spin-off and the Merger. Each Right will entitle the registered holder to purchase from Pennzoil-Quaker State Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Junior Participating Preferred Stock, par value $1.00 per share, of Pennzoil-Quaker State Company (the "Series A Preferred Stock"), at a specified purchase price per Fractional Share to be determined by the Board of Directors of PPC prior to the Spin-off, subject to adjustment (the "Purchase Price"). The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between Pennzoil-Quaker State Company and a Rights Agent (the "Rights Agreement"), the form of which is filed as an exhibit to the Form 10 and is incorporated herein by reference.

     Initially, the Rights will be attached to all certificates representing outstanding shares of Pennzoil-Quaker State Company Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. Following the Spin-off, the Rights will separate from the Pennzoil-Quaker State Company Common Stock and a "Rights Distribution Date" will occur, with certain exceptions, upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Pennzoil-Quaker State Company Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. In certain circumstances, the Rights Distribution Date may be deferred by the Board of Directors of Pennzoil-Quaker State Company. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Pennzoil-Quaker State Company Common Stock. Following the Distribution and until the Rights Distribution Date, (a) the Rights will be evidenced by the certificates representing outstanding shares of Pennzoil-Quaker State Company Common Stock and will be transferred with and only with such certificates, which will contain a notation incorporating the Rights Agreement by reference, and (b) the surrender for transfer of any certificate for Pennzoil-Quaker State Company Common Stock will also constitute the transfer of the Rights associated with the Pennzoil-Quaker State Company Common Stock represented by such certificate.

     The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business 10 years after the Rights are issued, unless earlier redeemed or exchanged by Pennzoil-Quaker State Company as described below.

     As soon as practicable after the Rights Distribution Date, Rights Certificates will be mailed to holders of record of Pennzoil-Quaker State Company Common Stock as of the close of business on the Rights Distribution Date and, from and after the Rights Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Pennzoil-Quaker State Company Common Stock issued prior to the Rights Distribution Date will be issued with Rights. Shares of Pennzoil-Quaker State Company Common Stock issued after the Rights Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors of Pennzoil-Quaker State Company, no other shares of Pennzoil-Quaker State Company Common Stock issued after the Rights Distribution Date will be issued with Rights.

     In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Pennzoil-Quaker State Company Common Stock at a price and on terms that a majority of the independent directors of Pennzoil-Quaker State Company determines to be fair to and otherwise in the best interests of Pennzoil-Quaker State Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Pennzoil-Quaker State Company Common Stock (or, in certain circumstances, cash, property or other securities of Pennzoil-Quaker State Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. Rights are not exercisable following the occurrence of any Flip-In Event, however, until such time as the Rights are no longer redeemable by Pennzoil-Quaker State Company as set forth below.

     In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) Pennzoil-Quaker State Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer) or (ii) 50% or more of Pennzoil-Quaker State Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     The number of outstanding Rights associated with a share of Pennzoil-Quaker State Company Common Stock, or the number of Fractional Shares of Series A Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Pennzoil-Quaker State Company Common Stock occurring prior to the Rights Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Series A Preferred

Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Series A Preferred Stock.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock that are not integral multiples of a Fractional Share are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, Pennzoil-Quaker State Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

     At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, Pennzoil-Quaker State Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at the option of Pennzoil-Quaker State Company, in cash, shares of Pennzoil-Quaker State Company Common Stock or such other consideration as the Board of Directors of Pennzoil-Quaker State Company may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

     At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Pennzoil-Quaker State Company Common Stock then outstanding or the occurrence of a Flip-Over Event, Pennzoil-Quaker State Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Pennzoil-Quaker State Company Common Stock, and/or other equity securities deemed to have the same value as one share of Pennzoil-Quaker State Company Common Stock, per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Pennzoil-Quaker State Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to Pennzoil-Quaker State Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Pennzoil-Quaker State Company Common Stock (or other consideration of Pennzoil-Quaker State Company) or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

     Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board of Directors of Pennzoil-Quaker State Company as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement other than the redemption price may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Rights will have certain antitakeover effects. They will cause substantial dilution to any person or group that attempts to acquire Pennzoil-Quaker State Company without the approval of Pennzoil-Quaker State Company's Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire Pennzoil-Quaker State Company, even if such acquisition may be favorable to the interests of Pennzoil-Quaker State Company's stockholders. Because the Board of Directors of Pennzoil-Quaker State Company can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board. The Rights are being issued to protect Pennzoil-Quaker State Company's stockholders from coercive or abusive takeover tactics and inadequate takeover offers and to afford Pennzoil-Quaker State Company's Board of Directors more negotiating leverage in dealing with prospective acquirors.

LIMITATION ON DIRECTORS' AND OFFICERS' LIABILITY

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit the available relief for such conduct to equitable remedies such as injunction or rescission. The Pennzoil-Quaker State Company Restated Certificate of Incorporation will limit the monetary liability of directors of Pennzoil-Quaker State Company to Pennzoil-Quaker State Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of Pennzoil-Quaker State Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Pennzoil-Quaker State Company or its stockholders, (ii) for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Pennzoil-Quaker State Company Restated Certificate of Incorporation may have the effect of reducing the likelihood of stockholder class actions and derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Pennzoil-Quaker State Company and its stockholders. Pennzoil-Quaker State Company's Bylaws will provide indemnification to Pennzoil-Quaker State Company's officers and directors and certain other persons with respect to certain matters, and Pennzoil-Quaker State Company will enter into agreements with each of its directors providing for indemnification with respect to certain matters.

     Pennzoil-Quaker State Company's Bylaws will provide for indemnification of and advancement of expenses to officers, directors, agents and employees of Pennzoil-Quaker State Company to the extent permitted by applicable law, including, but not limited to, the DGCL. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for such persons. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     Pennzoil-Quaker State Company's Bylaws will include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions will cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions will be available to an indemnitee only if there has been a change in control (as defined in the Bylaws). In addition, Pennzoil-Quaker State Company will obtain insurance coverage for directors' and officers' liability prior to the consummation of the Merger.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Pennzoil-Quaker State Company is a Delaware corporation and is subject to
Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) of a Delaware corporation from engaging in a "business combination" (as defined) with the corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

CERTAIN BYLAW PROVISIONS

     Pennzoil-Quaker State Company's Bylaws will contain provisions requiring that advance notice be delivered to Pennzoil-Quaker State Company of any business to be brought by a stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of Pennzoil-Quaker State Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of Pennzoil-Quaker State Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Pennzoil-Quaker State Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Pennzoil-Quaker State Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth business day following the date on which notice of the special meeting was mailed by Pennzoil-Quaker State Company to stockholders or public disclosure of the date and purpose of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in Pennzoil-Quaker State Company's Bylaws. Both the Pennzoil-Quaker State Company Restated Certificate of Incorporation and Bylaws will provide that the Bylaws may be amended by the affirmative vote of at least (i) a majority of the then authorized number of directors or (ii) 66 2/3% of the combined voting power of the outstanding voting stock of Pennzoil-Quaker State Company.

AMENDMENTS TO CHARTER AND BYLAWS

     Section 242 of the DGCL provides that an amendment to a corporation's certificate of incorporation must be adopted by a resolution of the board of directors declaring the advisability of the amendment and approved by the affirmative vote of the holders of at least a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a separate class, unless the certificate of incorporation requires a greater percentage. The Pennzoil-Quaker State Company Restated Certificate of Incorporation will require the affirmative vote of at least 80% of the combined voting power of the then-outstanding shares of voting stock to approve amendments to the Pennzoil-Quaker State Company Restated Certificate of Incorporation relating to capital stock, the Board of Directors, the Board of Directors power to amend the Bylaws, the calling of special meetings, actions taken by written consent and limitation of liability of directors. Both the Pennzoil-Quaker State Company Restated Certificate of Incorporation and Bylaws will provide that the Bylaws may be amended by the affirmative vote of at least (i) a majority of the then authorized number of directors or (ii) 66 2/3% of the combined voting power of the outstanding voting stock of Pennzoil-Quaker State Company.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT

     Under Section 228 of the DGCL, stockholders may, unless otherwise provided in the certificate of incorporation, act without a meeting, without prior notice and without a vote, by written consent of holders of outstanding stock having not less than the minimum number of votes necessary to take such action at a meeting at which all shares entitled to vote were present and voted. The Pennzoil-Quaker State Company Restated Certificate of Incorporation will provide that stockholders may not act by written consent.

SPECIAL MEETINGS OF STOCKHOLDERS

     The Pennzoil-Quaker State Company Restated Certificate of Incorporation will provide that special meetings of the stockholders may be called only by the Chairman of the Board, the President or the Pennzoil-Quaker State Company Board of Directors pursuant to a resolution adopted by a majority of the directors of Pennzoil-Quaker State Company. Special meetings of the stockholders of Pennzoil-Quaker State Company may not be called by any other person.

CLASSIFICATION OF BOARD OF DIRECTORS

     The Pennzoil-Quaker State Company Restated Certificate of Incorporation will provide that the number of directors shall be not less than three nor more than 15, with the number of directors being fixed from time to time by or pursuant to a resolution passed by the Pennzoil-Quaker State Company Board of Directors. The Pennzoil-Quaker State Company Restated Certificate of Incorporation will provide that the directors of Pennzoil-Quaker State Company will be divided into three classes serving staggered three-year terms such that approximately one-third of the Pennzoil-Quaker State Company Board of Directors is elected each year.

REMOVAL OF DIRECTORS

     Under Section 141 of the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except (i) in the case of a corporation having a classified board, stockholders may effect such removal only for cause, unless the certificate of incorporation otherwise provides, and
(ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors or, if the board is classified, at an election of the class of directors of which he is a part. The Pennzoil-Quaker State Company Restated Certificate of Incorporation will provide that any director may be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

NO CUMULATIVE VOTING

     Under Section 214 of the DGCL, the certificate of incorporation of a corporation may provide for cumulative voting in the election of directors. The Pennzoil-Quaker State Company Restated Certificate of Incorporation does not provide for cumulative voting.

LIMITATION ON CHANGES IN CONTROL

     Certain of the above provisions and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management or deterring potential acquirors from making an offer to stockholders of the Company. This could be the case notwithstanding that a majority of the stockholders might benefit from such a change in control or offer.

TRANSFER AGENT AND REGISTRAR

     The transfer agent for the Pennzoil-Quaker State Company Common Stock will initially be Pennzoil for a transition period, and the registrar for the Pennzoil-Quaker State Company Common Stock will be Harris Trust and Savings Bank.

                                    EXPERTS

     The Pennzoil Products Group combined financial statements included in this Information Statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     Pennzoil-Quaker State Company is subject to the informational requirements of the Exchange Act and in accordance therewith will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Pennzoil-Quaker State Company and Quaker State file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, New York, New York 10048 and 500 West Madison 14th Floor, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Pennzoil-Quaker State Company's and Quaker State's SEC filings also are available to the public from commercial document retrieval services and at the world-wide web site maintained by the SEC at http://www.sec.gov. You may also inspect such reports, proxy statements and other information concerning Pennzoil-Quaker State Company and Quaker State at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104, on which exchanges the Quaker State capital stock is listed and Pennzoil-Quaker State Company Common Stock will be listed.

     PPC has filed the Form 10 with the SEC to register the Pennzoil-Quaker State Company Common Stock under the Exchange Act. This Information Statement is filed with the Form 10. As allowed by SEC rules, this Information Statement does not contain all the information you can find in the Form 10 or the exhibits to the Form 10.

     PPC also has filed the Form S-4 with the SEC pursuant to the Securities Act covering the shares of Pennzoil-Quaker State Common Stock issuable in connection with the Merger.

     Inquiries relating to the Spin-off, Merger, Pennzoil or Pennzoil-Quaker State Company should be directed to Pennzoil Company, Pennzoil Place, P.O. Box 2967, Houston, Texas 77252-2967, telephone number (713) 546-4000.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
PENNZOIL PRODUCTS GROUP COMBINED FINANCIAL STATEMENTS
  Report of Independent Public Accountants..................   F-2
  Combined Statement of Income and Comprehensive Income for
     the six months ended June 30, 1998 and 1997 and for the
     years ended December 31, 1997, 1996 and 1995...........   F-3
  Combined Balance Sheet as of June 30, 1998 and December
     31, 1997 and 1996......................................   F-4
  Combined Statement of Shareholder's Equity for the six
     months ended June 30, 1998 and for the years ended
     December 31, 1997, 1996 and 1995.......................   F-5
  Combined Statement of Cash Flows for the six months ended
     June 30, 1998 and 1997 and for the years ended December
     31, 1997, 1996 and 1995................................   F-6
  Notes to Combined Financial Statements....................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pennzoil Products Group:

     We have audited the accompanying combined balance sheet of Pennzoil Products Company, Jiffy Lube International, Inc. and the other entities described in Note 1 (wholly owned subsidiaries of Pennzoil Company and collectively, "Pennzoil Products Group") prepared for the purposes of the Combination, described in Note 1, as of December 31, 1997 and 1996, and the related combined statements of income and comprehensive income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Pennzoil Products Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. The summarized financial data for Excel Paralubes (a 50%-owned equity investee of Pennzoil Products Group) contained in Note 4 are derived from the financial statements of Excel Paralubes, which were audited by other auditors. Their report has been furnished to us and our opinion, insofar as it relates to the data in Note 4, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Pennzoil Products Group as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
June 2, 1998

                            PENNZOIL PRODUCTS GROUP

             COMBINED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                            (EXPRESSED IN THOUSANDS)

                                   SIX MONTHS ENDED JUNE 30            YEAR ENDED DECEMBER 31
                                   -------------------------    ------------------------------------
                                      1998          1997           1997         1996         1995
                                   ----------   ------------    ----------   ----------   ----------
                                          (UNAUDITED)
REVENUES
  Net sales......................   $912,199     $1,010,508     $1,982,148   $1,961,316   $1,787,067
  Other income, net..............     30,212         18,807         31,012        6,697       20,635
                                    --------     ----------     ----------   ----------   ----------
                                     942,411      1,029,315      2,013,160    1,968,013    1,807,702
COSTS AND EXPENSES
  Cost of sales..................    584,248        624,521      1,182,742    1,202,909    1,278,565
  Purchases from affiliate.......    104,325        170,916        336,413      342,046      130,834
  Selling, general and
     administrative..............    163,447        165,555        350,123      315,022      347,386
  Depreciation and
     amortization................     36,676         29,964         64,490       51,918       55,549
  Taxes, other than income.......      6,083          6,003         11,956       11,339       11,837
  Interest charges...............      6,202          6,290         12,847       12,208       13,243
  Affiliated interest............     28,210         27,638         56,374       52,966       50,618
  Interest capitalized...........       (255)        (6,824)        (7,441)     (10,103)      (3,045)
                                    --------     ----------     ----------   ----------   ----------
                                     928,936      1,024,063      2,007,504    1,978,305    1,884,987
INCOME (LOSS) BEFORE INCOME
  TAX............................     13,475          5,252          5,656      (10,292)     (77,285)
Income tax provision (benefit)...      6,829          3,601          6,245       (1,103)     (24,043)
                                    --------     ----------     ----------   ----------   ----------
NET INCOME (LOSS)................   $  6,646     $    1,651     $     (589)  $   (9,189)  $  (53,242)
                                    ========     ==========     ==========   ==========   ==========
Foreign currency translation
  adjustment.....................   $ (2,564)    $   (2,124)    $   (5,584)  $     (914)  $   (1,747)
Unrealized gains (losses) on
  marketable securities, net of
  tax............................      1,480             --         (1,768)          --           --
                                    --------     ----------     ----------   ----------   ----------
OTHER COMPREHENSIVE INCOME, NET
  OF TAX.........................     (1,084)        (2,124)        (7,352)        (914)      (1,747)
                                    --------     ----------     ----------   ----------   ----------
COMPREHENSIVE INCOME.............   $  5,562     $     (473)    $   (7,941)  $  (10,103)  $  (54,989)
                                    ========     ==========     ==========   ==========   ==========

                  See Notes to Combined Financial Statements.

                            PENNZOIL PRODUCTS GROUP

                             COMBINED BALANCE SHEET
                            (EXPRESSED IN THOUSANDS)

                                                                               DECEMBER 31
                                                             JUNE 30     -----------------------
                                                              1998          1997         1996
                                                           -----------   ----------   ----------
                                                           (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents..............................  $    8,162    $    9,132   $   15,797
  Receivables............................................     156,433       143,303      119,790
  Inventories
     Crude oil...........................................      10,566        14,245       18,710
     Motor oil and refined products......................     183,139       184,028      147,554
  Materials and supplies, at average cost................      12,411        11,814       12,374
  Other current assets...................................      37,528        36,838       33,862
                                                           ----------    ----------   ----------
          TOTAL CURRENT ASSETS...........................     408,239       399,360      348,087
                                                           ----------    ----------   ----------
PROPERTY, PLANT AND EQUIPMENT, at cost
  Motor oil and refined products.........................   1,185,757     1,182,930    1,170,259
  Fast lube operations and other.........................     239,067       228,345      206,379
                                                           ----------    ----------   ----------
          TOTAL PROPERTY, PLANT AND EQUIPMENT............   1,424,824     1,411,275    1,376,638
  Less accumulated depreciation and amortization.........     643,518       621,098      632,507
                                                           ----------    ----------   ----------
          NET PROPERTY, PLANT AND EQUIPMENT..............     781,306       790,177      744,131
                                                           ----------    ----------   ----------
OTHER ASSETS
  Goodwill...............................................     163,134       158,489      114,695
  Other..................................................     201,065       211,597      163,586
                                                           ----------    ----------   ----------
          TOTAL OTHER ASSETS.............................     364,199       370,086      278,281
                                                           ----------    ----------   ----------
TOTAL ASSETS.............................................  $1,553,744    $1,559,623   $1,370,499
                                                           ==========    ==========   ==========
CURRENT LIABILITIES
  Current maturities of long-term debt...................  $      219    $    2,363   $    1,181
  Accounts payable.......................................     102,579       120,577      104,629
  Payable to affiliates..................................     539,929       544,390      391,366
  Payroll accrued........................................      17,906        17,825       17,601
  Other current liabilities..............................      30,163        46,161       34,095
                                                           ----------    ----------   ----------
          TOTAL CURRENT LIABILITIES......................     690,796       731,316      548,872
LONG-TERM DEBT, less current maturities
  Long-term debt-affiliated..............................     328,992       336,172      335,661
  Other long-term debt...................................      45,510        49,798       49,163
                                                           ----------    ----------   ----------
          TOTAL LONG-TERM DEBT, less currentmaturities...     374,502       385,970      384,824
DEFERRED INCOME TAXES....................................       8,031         1,179           --
CAPITAL LEASE OBLIGATIONS................................      67,022        67,136       70,404
OTHER LIABILITIES........................................     128,657       117,642      130,658
                                                           ----------    ----------   ----------
          TOTAL LIABILITIES..............................   1,269,008     1,303,243    1,134,758
                                                           ----------    ----------   ----------
SHAREHOLDER'S EQUITY
  Common stock...........................................       4,148         4,148        4,148
  Additional capital.....................................     418,664       395,870      367,290
  Accumulated deficit....................................    (127,703)     (134,349)    (133,760)
  Net unrealized holding loss on marketable securities...        (288)       (1,768)          --
  Cumulative foreign currency translation adjustment.....     (10,085)       (7,521)      (1,937)
                                                           ----------    ----------   ----------
          TOTAL SHAREHOLDER'S EQUITY.....................     284,736       256,380      235,741
                                                           ----------    ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY...............  $1,553,744    $1,559,623   $1,370,499
                                                           ==========    ==========   ==========

                  See Notes to Combined Financial Statements.

                            PENNZOIL PRODUCTS GROUP

                   COMBINED STATEMENT OF SHAREHOLDER'S EQUITY
                            (EXPRESSED IN THOUSANDS)

                                       SIX MONTHS
                                         ENDED
                                        JUNE 30                            YEAR ENDED DECEMBER 31
                                   ------------------   ------------------------------------------------------------
                                          1998                 1997                 1996                 1995
                                   ------------------   ------------------   ------------------   ------------------
                                   SHARES    AMOUNT     SHARES    AMOUNT     SHARES    AMOUNT     SHARES    AMOUNT
                                   ------   ---------   ------   ---------   ------   ---------   ------   ---------
                                      (UNAUDITED)
COMMON STOCK
  Balance at beginning and end of
     period:
  Pennzoil Products Company
     41,476,490 shares at $0.10
       par.......................  41,476   $   4,148   41,476   $   4,148   41,476   $   4,148   41,476   $   4,148
  Jiffy Lube International, Inc.
     1,000 shares at $0.25 par...       1          --        1          --        1          --        1          --
                                   ------   ---------   ------   ---------   ------   ---------   ------   ---------
                                   41,477   $   4,148   41,477   $   4,148   41,477   $   4,148   41,477   $   4,148
ADDITIONAL CAPITAL
  Balance at beginning of
     period......................             395,870              367,290              346,059              344,455
     Contribution from parent....              22,794               28,580               21,231                1,604
                                            ---------            ---------            ---------            ---------
  Balance at end of period.......             418,664              395,870              367,290              346,059
                                            ---------            ---------            ---------            ---------
ACCUMULATED DEFICIT
  Balance at beginning of
     period......................            (134,349)            (133,760)            (124,389)             (71,147)
     Net income (loss)...........               6,646                 (589)              (9,189)             (53,242)
     Dividends on common stock...                  --                   --                 (182)                  --
                                            ---------            ---------            ---------            ---------
  Balance at end of period.......            (127,703)            (134,349)            (133,760)            (124,389)
                                            ---------            ---------            ---------            ---------
NET UNREALIZED HOLDING LOSS ON
  MARKETABLE SECURITIES
  Balance at beginning of
     period......................              (1,768)                  --                   --                   --
     Change in unrealized holding
       loss......................               1,480               (1,768)                  --                   --
                                            ---------            ---------            ---------            ---------
  Balance at end of period.......                (288)              (1,768)                  --                   --
                                            ---------            ---------            ---------            ---------
CUMULATIVE FOREIGN CURRENCY
  TRANSLATION ADJUSTMENT
  Balance at beginning of
     period......................              (7,521)              (1,937)              (1,023)                 724
     Translation adjustment......              (2,564)              (5,584)                (914)              (1,747)
                                            ---------            ---------            ---------            ---------
  Balance at end of period.......             (10,085)              (7,521)              (1,937)              (1,023)
                                            ---------            ---------            ---------            ---------
          TOTAL SHAREHOLDER'S
            EQUITY...............  41,477   $ 284,736   41,477   $ 256,380   41,477   $ 235,741   41,477   $ 224,795
                                   ======   =========   ======   =========   ======   =========   ======   =========

                  See Notes to Combined Financial Statements.

                            PENNZOIL PRODUCTS GROUP

                        COMBINED STATEMENT OF CASH FLOWS
                            (EXPRESSED IN THOUSANDS)

                                            SIX MONTHS ENDED
                                                 JUNE 30              YEAR ENDED DECEMBER 31
                                           -------------------   --------------------------------
                                             1998       1997       1997        1996        1995
                                           --------   --------   ---------   ---------   --------
                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)......................  $  6,646   $  1,651   $    (589)  $  (9,189)  $(53,242)
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization.......    36,676     29,964      64,490      51,918     55,549
     Deferred income taxes...............    11,810     15,124      36,029      28,628     (1,703)
     (Gain) loss on sales of assets......    (4,465)      (351)     (3,072)    (10,904)     1,238
     Partnership distributions in excess
       of earnings.......................     4,926         --      23,774          --         --
     Non-cash accruals...................    13,343     10,299      25,366      17,248     31,700
     Other non-cash items................     5,515       (602)      3,555       8,558      4,566
     Change in operating assets and
       liabilities (see Notes 2 and 6)...   (70,723)    14,189      35,227     111,949    135,004
                                           --------   --------   ---------   ---------   --------
          Net cash provided by (used in)
            operating activities.........     3,728     70,274     184,780     198,208    173,112
                                           --------   --------   ---------   ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures...................   (29,028)   (84,214)   (147,794)   (251,186)  (171,250)
  Acquisition of Viscosity...............        --         --          --          --    (33,642)
  Acquisition of Snap....................        --         --     (41,000)         --         --
  Proceeds from sales of assets..........    13,788      5,873      14,350      13,457      8,900
  Other investing activities.............     8,299    (10,971)    (28,222)     (3,043)   (25,935)
                                           --------   --------   ---------   ---------   --------
          Net cash provided by (used in)
            investing activities.........    (6,941)   (89,312)   (202,666)   (240,772)  (221,927)
                                           --------   --------   ---------   ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Debt repayments........................    (9,643)    (9,092)    (10,457)    (17,304)    (5,802)
  Proceeds from note payable to
     affiliate...........................    10,429     22,615      13,178      19,845     49,973
  Net proceeds from notes payable........        --         --          --       1,673         --
  Proceeds from issuances of debt........     1,457         --       8,500      43,679      2,598
                                           --------   --------   ---------   ---------   --------
          Net cash provided by financing
            activities...................     2,243     13,523      11,221      47,893     46,769
                                           --------   --------   ---------   ---------   --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS............................      (970)    (5,515)     (6,665)      5,329     (2,046)
CASH AND CASH EQUIVALENTS, beginning of
  period.................................     9,132     15,797      15,797      10,468     12,514
                                           --------   --------   ---------   ---------   --------
CASH AND CASH EQUIVALENTS, end of
  period.................................  $  8,162   $ 10,282   $   9,132   $  15,797   $ 10,468
                                           ========   ========   =========   =========   ========

                  See Notes to Combined Financial Statements.

                            PENNZOIL PRODUCTS GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) PRINCIPLES OF COMBINATION AND MERGER WITH QUAKER STATE CORPORATION

  Principles of Combination

     The accompanying combined financial statements include all majority-owned subsidiaries of Pennzoil Products Company ("PPC") and Jiffy Lube International, Inc. ("JLI") except that these statements exclude the oil and gas assets of PPC held in the Eastern Refining Business Unit. Also included in these financial statements, in accordance with the distribution agreement described below, is Pennzoil Sales Company, certain assets and liabilities of Pennzoil Company's captive insurance company (which are subject to adjustment based on an actuarial study), and certain assets and liabilities reported in Pennzoil Company's corporate segment related to PPC and JLI. This combined group of entities is collectively referred to as "Pennzoil Products Group." Pennzoil Products Group is engaged primarily in the manufacturing and marketing of lubricants, car care products and specialty industrial products as well as the franchising, ownership and operation of fast lube centers. The accompanying combined financial statements reflect the historical costs and results of operations of Pennzoil Products Group. All significant intercompany accounts and transactions within Pennzoil Products Group have been eliminated. Pennzoil Products Group follows the equity method of accounting for investments in 20%- to 50%-owned entities.

  Merger with Quaker State Corporation

     On April 14, 1998, PPC, Pennzoil Company ("Pennzoil"), Downstream Merger Company, a wholly owned subsidiary of PPC, and Quaker State Corporation ("Quaker State") entered into a merger agreement. Contemporaneously therewith, Pennzoil and PPC entered into a distribution agreement that provides for a series of combination transactions (the "Combination"). The Combination will include the following transactions: (a) Pennzoil will effect certain transfers of assets and liabilities between PPC and certain affiliates of Pennzoil; (b) Pennzoil will distribute to its shareholders the equity interest in PPC, effectively conveying to such shareholders its ownership of PPC; and (c) a wholly owned subsidiary of PPC will be merged (the "Merger") with and into Quaker State, with Quaker State being the surviving company and becoming a wholly owned subsidiary of PPC.

     Closing under the Merger Agreement is conditioned upon, among other things, approval by Quaker State's stockholders and receipt of a favorable tax ruling from the Internal Revenue Service. The required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Interim Financial Information (Unaudited)

     The interim financial statements as of June 30, 1998 and for the six month periods ended June 30, 1997 and 1998 are unaudited, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements have been included.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            PENNZOIL PRODUCTS GROUP

  Receivables

     Current receivables include trade accounts and notes receivable and are net of allowances for doubtful accounts of $7.7 million and $7.4 million in 1997 and 1996, respectively. Long-term receivables consist of notes receivable and are net of allowances for doubtful accounts of $0.9 million in each of 1997 and 1996.

     At December 31, 1997 and 1996, current receivables included notes receivable of $12.4 million and $11.9 million, respectively. Other assets included long-term notes receivable of $41.4 million and $39.3 million at December 31, 1997 and 1996, respectively.

     In September 1996, Pennzoil Receivables Company, a wholly owned special purpose subsidiary of Pennzoil, entered into a one-year receivables sales facility, which provided for the ongoing sales of up to $135.0 million of accounts receivable of certain Pennzoil subsidiaries. In September 1997, the facility was amended to extend the expiration date of the facility to September 1998. Pennzoil Products Group's net accounts receivable sold to Pennzoil Receivables Company totaled $103.3 million and $111.2 million as of December 31, 1997 and 1996, respectively.

  Inventories

     A majority of inventories is reported at cost using the last-in, first-out ("LIFO") method, which is lower than market. Substantially all other inventories are reported at cost using the first-in, first-out method. Inventories valued on the LIFO method totaled $146.4 million and $115.3 million at December 31, 1997 and 1996, respectively. The current cost of LIFO inventories was approximately $170.7 million and $186.2 million at December 31, 1997 and 1996, respectively.

  Property, Plant and Equipment and Depreciation and Amortization

     Property, plant and equipment additions are recorded at cost. Depreciation of property, plant and equipment is computed using the straight-line or accelerated methods over the estimated useful lives of the asset. Pennzoil Products Group capitalizes the interest cost associated with major construction projects based on the effective interest rate on aggregate borrowings.

  Intangible Assets

     Substantially all intangible assets relate to goodwill recognized in business combinations accounted for as purchases. Goodwill is being amortized on a straight-line basis over periods ranging from 20 to 40 years. Amortization expense recorded in 1997, 1996 and 1995 was $13.1 million, $10.6 million and $8.5 million, respectively.

  Deferred Refinery Turnaround Costs

     A turnaround is a periodically required standard procedure for maintenance of a refinery, which involves the shutdown and inspection of major processing units and generally occurs approximately every three years. The estimated costs of major maintenance, including turnarounds at refineries, are accrued. Accruals for turnarounds included in other liabilities in the accompanying combined balance sheet were $10.0 million and $10.1 million at December 31, 1997 and 1996, respectively. Other expenditures for maintenance and repairs are charged to expense when incurred. Renewals and improvements are treated as additions to property, plant and equipment, and items replaced are treated as retirements.

  Income Taxes

     Pennzoil Products Group is included in Pennzoil's consolidated income tax returns. Each Pennzoil subsidiary with taxable income is charged an amount equal to its taxable income multiplied by the highest rate

                            PENNZOIL PRODUCTS GROUP
imposed on corporations, less allowable credits. If the subsidiary has a taxable loss, it receives credit equal to its taxable loss multiplied by the highest rate imposed on corporations, plus allowable credits, for its pro rata share of the tax savings to the consolidated group. Each subsidiary accrues deferred income taxes on temporary differences between the book and tax basis of its assets and liabilities.

  Environmental Expenditures

     Environmental expenditures are expensed or capitalized in accordance with generally accepted accounting principles. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Reference is made to Note 11 for a discussion of amounts recorded for these liabilities.

  Cash Flow Information

     For purposes of the combined statement of cash flows, all highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The effect of changes in foreign exchange rates on cash balances has been immaterial. No cash was paid or received for income taxes in 1997, 1996 or 1995.

     Changes in operating assets and liabilities, net of effects from the purchase of equity interests in certain businesses acquired, consist of the following (expressed in thousands):

                                              SIX MONTHS
                                             ENDED JUNE 30          YEAR ENDED DECEMBER 31
                                          -------------------   ------------------------------
                                            1998       1997       1997       1996       1995
                                          --------   --------   --------   --------   --------
                                              (UNAUDITED)
Receivables.............................  $(33,105)  $(30,214)  $(30,432)  $118,567   $(41,159)
Inventories.............................    (2,391)   (26,689)   (34,121)   (13,115)    (4,972)
Accounts payable and accrued
  liabilities...........................   (15,439)    10,096     12,747    (64,719)    57,631
Intersegment items......................   (11,641)    90,452    153,535     56,131    183,038
Other assets and liabilities............    (8,147)   (29,456)   (66,502)    15,085    (59,534)
                                          --------   --------   --------   --------   --------
Decrease (increase) in operating assets
  and liabilities.......................  $(70,723)  $ 14,189   $ 35,227   $111,949   $135,004
                                          ========   ========   ========   ========   ========
Cash paid during the period for:
  Interest (net of amounts
     capitalized).......................  $  5,789   $   (750)  $  4,954   $  1,708   $  9,087

  Earnings Per Share

     Earnings per share have been omitted from the combined statement of income and comprehensive income because Pennzoil Products Group consists of wholly owned subsidiaries of Pennzoil and is not a separate legal entity.

  International Operations

     Pennzoil Products Group's income (loss) from continuing operations before income tax includes losses of $9.3 million, $8.9 million and $13.2 million from international operations in 1997, 1996 and 1995, respectively.

  Foreign Currency Translation

     For subsidiaries whose functional currency is deemed to be other than the U.S. dollar, asset and liability accounts are translated at year-end exchange rates and revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are included as a separate component of

                            PENNZOIL PRODUCTS GROUP
shareholder's equity. Any gains or losses on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income in the current period.

  Comprehensive Income

     Effective January 1, 1998, Pennzoil Products Group adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. The statement requires companies to report, in addition to net income, other components of comprehensive income including unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments and the related tax effects. For the six months ended June 30, 1998 and year ended December 31, 1997, unrealized holding gains (losses) on marketable securities includes income tax (benefit) of $.8 million and ($1.0) million, respectively.

  Recent Accounting Pronouncements

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP is effective for fiscal years beginning after December 15, 1998 and earlier adoption is permitted. The adoption of the SOP is not expected to have a material impact on Pennzoil Products Group's results of operations.

     In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." The SOP is effective for financial statements for fiscal years beginning after December 15, 1998 and earlier adoption is permitted. Pennzoil Products Group is currently evaluating the implementation of SOP No. 98-5.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The SFAS establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The SFAS requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and early adoption is permitted. The effect of adopting SFAS No. 133 has not been determined, but is not expected to have a material impact on Pennzoil Products Group's results of operations.

(3) TRANSACTIONS WITH AFFILIATES

  Purchases from affiliates

     Purchases from affiliates include purchases of crude oil at market prices from Pennzoil Exploration and Production Company, a wholly owned subsidiary of Pennzoil, of $336.4 million, $342.0 million and $130.8 million in 1997, 1996 and 1995, respectively.

  Allocated General and Administrative Expenses and Other Items

     Pennzoil Products Group is charged by Pennzoil for all direct costs associated with its operations. Such direct charges (excluding benefit plans discussed in Note 5) totaled $10.0 million, $13.0 million and $19.9 million for the years ended December 31, 1997, 1996, and 1995, respectively. In addition, certain administrative costs not directly charged to Pennzoil business segments are allocated to its subsidiaries through a monthly charge from Richland Development Corporation, a wholly owned subsidiary of Pennzoil that provides support services to the operating segments. The amount allocated by Pennzoil to its subsidiaries was determined based on a formula which averages each segment's percentage of Pennzoil's total assets, sales and employees. Based upon this formula, it was determined that approximately 65% of the indirect charges

                            PENNZOIL PRODUCTS GROUP
incurred by Pennzoil on behalf of its subsidiaries were charged to the Pennzoil Products Group. These charges totaled $56.0 million, $32.9 million and $37.3 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  Stock Option Plans

     Pennzoil grants stock options to purchase Pennzoil common stock and conditional stock awards as long-term incentives to eligible employees of Pennzoil and its subsidiaries. Such awards are accounted for under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." APB Opinion No. 25 does not require compensation costs to be recorded on options which have exercise prices at least equal to the market price of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the Pennzoil Products Group's employee participation in the stock based plans. Pennzoil Products Group was charged $1.2 million, $.6 million and $.6 million in 1997, 1996 and 1995, respectively, for costs attributable to its employees' participation in these plans.

(4) EQUITY INVESTMENT

     Pennzoil Products Group owns a 50% interest in Excel Paralubes ("Excel"). Excel is a general partnership between PPC and Conoco, Inc. ("Conoco") located adjacent to Conoco's refinery in Lake Charles, Louisiana. The facility is capable of producing approximately 18,000 barrels per day of high-quality base oils, the base ingredient in finished lubricants. Conoco is acting as operator of the plant with support positions staffed by both companies. Commercial production commenced at the facility in December 1996.

     Pennzoil Products Group's net investment in Excel, which was a credit balance of $37.4 million and $34.4 million at December 31, 1997 and 1996, respectively, is netted against other equity investments and included in other assets on the combined balance sheet. Pennzoil Products Group's 1997, 1996 and 1995 equity in Excel's pre-tax losses (totaling $2.8 million, $24.3 million, and $9.0 million, respectively) is included in other income on the combined statement of income.

     Summarized balance sheet and operations information for Excel (on a 100% basis) as of December 31, 1997 and for the year then ended follows:

                                                                  DECEMBER 31
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
                                                                 (EXPRESSED IN
                                                                  THOUSANDS)
Current assets..............................................  $ 56,446   $ 31,329
Noncurrent assets...........................................   457,556    437,670
Current liabilities.........................................    81,617     47,701
Noncurrent liabilities......................................   507,164    490,000
Partners' deficit...........................................   (74,779)   (68,702)

                                                             YEAR ENDED DECEMBER 31
                                                         ------------------------------
                                                           1997       1996       1995
                                                         --------   --------   --------
                                                            (EXPRESSED IN THOUSANDS)
Revenues...............................................  $264,388   $ 14,528   $     --
Operating earnings (loss)..............................    32,023    (35,769)   (16,913)
Net loss (after interest expense)......................    (5,677)   (48,713)   (17,955)

     At December 31, 1997, Excel had total debt of $542.8 million, consisting of $240.0 million of 7.125% senior bonds due 2011, $250.0 million of 7.43% senior bonds due 2015, and $52.8 million of variable rate borrowings under commercial paper facilities with banks. Borrowings under commercial paper facilities are

                            PENNZOIL PRODUCTS GROUP
due in 1998 and are classified as short-term. Recourse for the partners under the bonds is limited to the revenues and assets of Excel. Certain restrictive covenants may limit the ability of Excel to incur debt, make distributions to the partners, make investments or create liens. Conoco and PPC maintain an agreement with Excel to provide support to Excel up to an aggregate amount of $60 million during the existence of a liquidity cash flow deficit.

(5) BENEFIT PLANS

  Retirement Plans

     Substantially all employees of Pennzoil Products Group are covered by non-contributory retirement plans of Pennzoil which provide benefits based on participants' years of service and compensation or stated amounts for each year of service. Annual contributions to the plans are made in accordance with the minimum funding provisions of ERISA where applicable, but not in excess of the maximum amount that can be deducted for federal income tax purposes. Pennzoil Products Group recognized pension expense (income) totaling $(1.5) million, $2.8 million and $6.0 million for such coverage in 1997, 1996 and 1995, respectively. Approximately 65% of Pennzoil's total accumulated benefit obligation is provided on behalf of Pennzoil Products Group. The following information is presented on a total plan basis for Pennzoil.

     Total net periodic pension cost for Pennzoil included the following components:

                                                           1997       1996       1995
                                                         --------   --------   --------
                                                            (EXPRESSED IN THOUSANDS)
Service cost -- benefits earned during the year........  $  8,506   $  8,510   $  8,190
Interest cost on projected benefit obligations.........    15,127     13,760     12,743
Expected return on plan assets.........................   (23,557)   (18,195)   (11,846)
Net amortization and deferral..........................    (1,063)     1,500      1,723
                                                         --------   --------   --------
          Net periodic pension cost....................  $   (987)  $  5,575   $ 10,810
                                                         ========   ========   ========

     Actual return on plans' assets for Pennzoil was $64.8 million, $46.3 million, and $47.6 million in 1997, 1996 and 1995, respectively.

     Assumptions used were:

                                                               AS OF DECEMBER 31
                                                              --------------------
                                                              1997    1996    1995
                                                              -----   -----   ----
Discount rates..............................................   7.25%   7.50%  7.50%
Weighted average rates of increase in compensation levels...   4.60%   4.60%  4.60%
Expected long-term rate of return on assets.................  10.50%  10.50%  9.00%

                            PENNZOIL PRODUCTS GROUP

     The following tables set forth the plans' funded status and amounts recognized in Pennzoil's consolidated balance sheet:

                                                                        DECEMBER 31, 1997
                                                             ----------------------------------------
                                                              PLANS WHERE     PLANS WHERE
                                                             ASSETS EXCEED    ACCUMULATED
                                                              ACCUMULATED      BENEFITS       TOTAL
                                                               BENEFITS      EXCEED ASSETS    PLANS
                                                             -------------   -------------   --------
                                                                     (EXPRESSED IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefit obligation................................    $183,342         $ 6,312      $189,654
                                                               ========         =======      ========
  Accumulated benefit obligation...........................    $205,281         $ 6,504      $211,785
                                                               ========         =======      ========
  Projected benefit obligation.............................     226,054           8,714       234,768
Plan assets at fair value..................................     273,422             308       273,730
                                                               --------         -------      --------
Projected benefit obligation (in excess of) less than plan
  assets...................................................      47,368          (8,406)       38,962
Unrecognized net (gain) loss...............................     (88,899)          2,035       (86,864)
Prior service cost not yet recognized in net pension
  periodic cost............................................      29,590           3,742        33,332
Unrecognized net obligation (asset)........................        (889)              1          (888)
Minimum liability adjustment...............................          --          (3,568)       (3,568)
                                                               --------         -------      --------
Pension liability recognized in the Pennzoil consolidated
  balance sheet............................................    $(12,830)        $(6,196)     $(19,026)
                                                               ========         =======      ========

                                                                       DECEMBER 31, 1996
                                                            ----------------------------------------
                                                             PLANS WHERE     PLANS WHERE
                                                            ASSETS EXCEED    ACCUMULATED
                                                             ACCUMULATED      BENEFITS       TOTAL
                                                              BENEFITS      EXCEED ASSETS    PLANS
                                                            -------------   -------------   --------
                                                                    (EXPRESSED IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefit obligation...............................    $157,852         $ 5,045      $162,897
                                                              ========         =======      ========
  Accumulated benefit obligation..........................    $178,008         $ 5,153      $183,161
                                                              ========         =======      ========
  Projected benefit obligation............................     194,544           6,567       201,111
Plan assets at fair value.................................     217,552             802       218,354
                                                              --------         -------      --------
Projected benefit obligation (in excess of) less than plan
  assets..................................................      23,008          (5,765)       17,243
Unrecognized net (gain) loss..............................     (53,457)          1,287       (52,170)
Prior service cost not yet recognized in net pension
  periodic cost...........................................      16,542           2,871        19,413
Unrecognized net obligation (asset).......................      (1,121)             28        (1,093)
Minimum liability adjustment..............................          --          (2,810)       (2,810)
                                                              --------         -------      --------
Pension liability recognized in the Pennzoil consolidated
  balance sheet...........................................    $(15,028)        $(4,389)     $(19,417)
                                                              ========         =======      ========

     Pennzoil's plan assets include equity securities, common trust funds and various debt securities. Pennzoil amortizes unrecognized prior service cost on a straight-line basis over a period equal to the average of the expected future service of active employees expected to receive benefits under the respective plans.

  Postretirement Health Care and Life Insurance Benefits

     Pennzoil sponsors several unfunded defined benefit postretirement plans covering most salaried and hourly employees of Pennzoil Products Group. The plans provide certain medical and life insurance benefits

                            PENNZOIL PRODUCTS GROUP
and are either contributory or non-contributory. Pennzoil Products Group was charged $3.6 million, $3.8 million and $4.2 million by Pennzoil for such coverage in 1997, 1996 and 1995, respectively.

  Contribution Plans

     Employees of Pennzoil Products Group who have completed one year of service are also covered by a defined contribution plan of Pennzoil. Employee contributions of not less than 1% to not more than 6% of each covered employee's compensation are matched between 50% and 100% by Pennzoil. Pennzoil Products Group was charged $6.5 million, $6.3 million and $6.4 million for such contributions in 1997, 1996 and 1995, respectively.

(6) WORKING CAPITAL AND LIQUIDITY

     At June 30, 1998, Pennzoil Products Group had a working capital deficit of $282.6 million, which included affiliated payables of $299.5 million and $240.5 million of notes payable to Pennzoil. Excluding these affiliated accounts, Pennzoil Products Group had positive working capital of $257.4 million at June 30, 1998. At December 31, 1997, Pennzoil Products Group had a working capital deficit of $332.0 million, which included affiliated payables of $314.4 million, and $230.0 million of notes payable to Pennzoil. Excluding these affiliated accounts, Pennzoil Products Group had positive working capital of $212.4 million at December 31, 1997. Current liabilities at December 31, 1996 included affiliated payables of $174.6 million and $216.8 million of notes payable to Pennzoil. Excluding these affiliated accounts, Pennzoil Products Group had positive working capital of $190.6 million at December 31, 1996. Affiliated accounts have not been settled on a regular basis.

     In April 1998, PPC entered into an agreement with Pennzoil to complete the separation of PPC from Pennzoil. After the separation, a subsidiary of PPC will merge with Quaker State. Prior to Pennzoil's distribution of its equity interest in PPC to its stockholders, PPC will enter into a third-party financing arrangement. Immediately prior to the distribution, PPC will repay certain intercompany indebtedness including affiliated payables and notes payable to Pennzoil. The amount of the repayment will be the lesser of (i) the amount of intercompany indebtedness or (ii) the total of $500 million plus outstanding cash of PPC, less existing third-party debt and capital lease obligations of PPC. Any intercompany indebtedness that exceeds the payment amount described above will be treated as a capital contribution from Pennzoil to PPC.

     Pennzoil Products Group believes it will be able to enter into third-party financing arrangements that will provide Pennzoil Products Group with sufficient funding to settle obligations with Pennzoil and funding for future periods.

(7) INCOME TAXES

  Accounting for Income Taxes

     Pennzoil Products Group accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                            PENNZOIL PRODUCTS GROUP

  Federal, State and Foreign

     Federal, state and foreign income tax expense (benefit) for continuing operations consists of the following:

                                                           YEAR ENDED DECEMBER 31
                                                       ------------------------------
                                                         1997       1996       1995
                                                       --------   --------   --------
                                                          (EXPRESSED IN THOUSANDS)
Current
  United States......................................  $(30,044)  $(30,010)  $(22,472)
  Foreign............................................       239        317        313
  State..............................................        20        (37)      (181)
Deferred
  United States......................................    32,470     27,863     (3,286)
  Foreign............................................      (442)      (874)      (337)
  State..............................................     4,002      1,638      1,920
                                                       --------   --------   --------
                                                       $  6,245   $ (1,103)  $(24,043)
                                                       ========   ========   ========

     Pennzoil Products Group's net deferred tax liability (asset) is as follows:

                                                               YEAR ENDED DECEMBER 31
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                              (EXPRESSED IN THOUSANDS)
Deferred tax liability......................................   $ 145,641     $ 102,851
Deferred tax asset..........................................    (166,745)     (140,347)
Valuation allowance.........................................      22,283        15,425
                                                               ---------     ---------
          Net deferred tax liability (asset)................   $   1,179     $ (22,071)
                                                               =========     =========

     Temporary differences and carryforwards which gave rise to significant portions of deferred tax assets and liabilities are as follows:

                                                               YEAR ENDED DECEMBER 31
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                              (EXPRESSED IN THOUSANDS)
Property, plant and equipment...............................   $103,262      $ 64,091
Investments in foreign subsidiaries.........................    (17,256)      (24,591)
Postretirement benefit obligations..........................    (15,283)      (14,229)
Alternative minimum tax credit carryforward.................    (32,595)      (16,928)
Net operating loss carryforwards............................    (29,973)      (21,450)
Other, net..................................................    (29,259)      (24,389)
Valuation allowance.........................................     22,283        15,425
                                                               --------      --------
          Net deferred tax liability (asset)................   $  1,179      $(22,071)
                                                               ========      ========

                            PENNZOIL PRODUCTS GROUP

     The principal items accounting for the difference in income taxes on income from continuing operations computed at the federal statutory rate and income taxes as recorded are as follows:

                                                            YEAR ENDED DECEMBER 31
                                                          ---------------------------
                                                           1997     1996       1995
                                                          ------   -------   --------
                                                           (EXPRESSED IN THOUSANDS)
Income tax provision (benefit) at statutory rate........  $1,980   $(3,602)  $(27,050)
Increases (reductions) resulting from:
  State income taxes, net...............................   2,592     1,000      1,055
  Taxes on foreign income less than statutory rate......    (149)     (532)       (16)
  Nondeductible goodwill................................   1,173     1,173      1,300
  Other, net............................................     649       858        668
                                                          ------   -------   --------
Income tax provision (benefit)..........................  $6,245   $(1,103)  $(24,043)
                                                          ======   =======   ========

     The Internal Revenue Service is currently reviewing Pennzoil's 1995, 1994, and 1993 consolidated federal income tax returns.

     As of December 31, 1997, Pennzoil Products Group had a United States net operating loss carryforward of approximately $4.5 million, which is available to reduce future federal income taxes payable. Additionally, for the purposes of determining alternative minimum tax, an approximate $3.1 million net operating loss is available to offset future alternative minimum taxable income. Utilization of these regular and alternative minimum tax net operating losses, to the extent generated in separate return years, is limited based on the separate taxable income of Pennzoil Products Group, or its successor, generating the loss. If not used, these carryovers will expire in the years 2000 to 2006. In addition, Pennzoil Products Group has approximately $32.6 million of alternative minimum tax credits indefinitely available to reduce regular tax liability to the extent it exceeds the related alternative minimum tax otherwise due. All net operating loss and credit carryover amounts are subject to examination by the tax authorities.

     Pennzoil Products Group also had state net operating loss carryforwards, the tax effect of which was approximately $28.4 million as of December 31, 1997. A valuation allowance of approximately $20.6 million has been established to offset the portion of the deferred tax asset related to state tax loss carryforwards expected to expire before their utilization.

(8) DEBT

     Debt outstanding was as follows:

                                                                     DECEMBER 31
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                              (EXPRESSED IN THOUSANDS)
Amounts due Pennzoil under revolving credit agreements......   $566,168      $552,479
Industrial Revenue Bonds ("IRBs")...........................     33,050        24,550
International debt facilities...............................     12,466        18,591
Other debt..................................................      6,645         7,203
                                                               --------      --------
          Total debt........................................    618,329       602,823
Less amounts classified as current maturities...............    232,359       217,999
                                                               --------      --------
          Total long-term debt..............................   $385,970      $384,824
                                                               ========      ========

     Pennzoil Products Group currently has revolving credit agreements with Pennzoil that provide for borrowings of up to $590 million through December 31, 1998 and $340 million through December 31, 2004.

                            PENNZOIL PRODUCTS GROUP

Amounts borrowed under the credit agreements bear interest at variable and fixed rates. At December 31, 1997 and 1996, there were $230.0 million and $216.8 million, respectively, outstanding classified as current liabilities -- payables to affiliate and $336.2 million and $335.7 million, respectively, outstanding classified as long-term debt-affiliated. The average interest rates applicable to amounts outstanding under these credit agreements during 1997 and 1996 were 9.8% and 9.9%, respectively. In December 1997, Pennzoil made a capital contribution of $30.0 million to the Company. This amount was reclassified from amounts outstanding under one of the revolvers to shareholder's equity. Interest associated with the affiliated debt was $56.4 million, $53.0 million and $50.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The IRBs were issued by the Industrial Development Board of the Parish of Caddo, Inc. On December 23, 1996, $24.6 million of the IRBs were issued and are scheduled for retirement on December 1, 2026. On December 19, 1997, $8.5 million were issued and are due on December 1, 2027. The proceeds from the bonds were used to help fund an upgrade to the Company's Shreveport refinery. The interest rate on the IRBs is currently reset weekly and interest payments are made every month.

     The Company's long-term credit facility with a Canadian bank provides for up to C$27 million through October 25, 1999. Outstanding borrowings under the credit facility totaled US$12.2 million and US$13.9 million at December 31, 1997 and 1996, respectively. The average interest rate applicable to amounts outstanding under the credit facility was 3.4% and 3.2% during 1997 and 1996, respectively.

     At December 31, 1997, aggregated maturities of long-term debt for the years ending December 31, 1998 through 2002 were $2.4 million, $.2 million, $.4 million, $.2 million and $.1 million, respectively. These maturities exclude the $566.2 million outstanding under the revolving credit agreements with Pennzoil.

(9) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

  Financial Instruments With Off-Balance-Sheet Risk

     Pennzoil Products Group is a party to various financial instruments with off-balance-sheet risk as part of its normal course of business, including financial guarantees and contractual commitments to extend financial guarantees, credit and other assistance to customers, franchisees and other third parties. These financial instruments involve, to varying degrees, elements of credit risk which are not recognized in Pennzoil Products Group's combined balance sheet.

     Other financial guarantees include debt and lease obligation guarantees with expiration dates of up to twenty years issued to third parties to guarantee the performance of customers and franchisees in the fast-lube industry. Commitments to extend credit are also provided to fast lube industry participants to finance equipment purchases, working capital needs and, in some cases, the acquisition of land and construction of improvements.

     Contractual commitments to extend credit and other assistance are in effect as long as certain conditions established in the respective contracts are met. Contractual commitments to extend financial guarantees are conditioned on the occurrence of specified events. The largest of these commitments is to provide a guarantee of letters of credit issued by third parties to meet the reinsurance requirements of Pennzoil Products Group's captive insurance subsidiary. This commitment has no stated maturity and is expected to vary in amount from year to year to meet the reinsurance requirements. Reserves established for reported and incurred but not reported insurance losses in the amounts of $31.6 million and $31.7 million have been recognized in Pennzoil Products Group's consolidated balance sheet as of December 31, 1997 and 1996, respectively. The credit risk to Pennzoil Products Group is mitigated by the insurance subsidiary's portfolio of high-quality, short-term investments used to collateralize the letters of credit. At December 31, 1997, the market value of the collateral represented approximately 122% of the estimated credit risk.

                            PENNZOIL PRODUCTS GROUP

     Following are the amounts related to Pennzoil Products Group's financial guarantees and contractual commitments to extend financial guarantees, credit and other assistance as of December 31, 1997 and 1996.

                                                                 CONTRACT OR
                                                               NOTIONAL AMOUNTS
                                                                 DECEMBER 31
                                                              ------------------
                                                               1997       1996
                                                              -------   --------
                                                                (EXPRESSED IN
                                                                  THOUSANDS)
Financial guarantees relating to Excel Paralubes............  $16,790   $255,900
Other financial guarantees..................................    5,159      8,305
Commitments to extend financial guarantees
  Guarantees of letters of credit...........................   28,535     20,825
  Other guarantees..........................................    9,557      7,383
                                                              -------   --------
          Total.............................................  $60,041   $292,413
                                                              =======   ========

     Pennzoil Products Group's exposure to credit losses in the event of nonperformance by the other parties to these financial instruments is represented by the contractual or notional amounts. Decisions to extend financial guarantees and commitments and the amount of remuneration and collateral required are based on management's credit evaluation of the counterparties on a case-by-case basis. The collateral held varies but may include accounts receivable, inventory, equipment, real property, securities and personal assets. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

  Concentrations of Credit Risk

     Pennzoil Products Group extends credit to various companies in the normal course of business. Within these industries, certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact Pennzoil Products Group's overall credit risk. However, management believes that Pennzoil Products Group's receivables are well diversified, thereby reducing potential credit risk to Pennzoil Products Group, and that allowances for doubtful accounts are adequate to absorb estimated losses as of December 31, 1997. Pennzoil Products Group's policies concerning collateral requirements and the types of collateral obtained for on-balance-sheet financial instruments are the same as those described above under "Financial Instruments With Off-Balance-Sheet Risk."

     At December 31, 1997, receivables related to group concentrations in the motor oil and refined products and fast lube industries were $160.0 million and $31.5 million, respectively, compared with $137.9 million and $29.1 million, respectively, at December 31, 1996.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

  Balance Sheet Financial Instruments

     The carrying amounts of Pennzoil Products Group's short-term financial instruments, including cash equivalents, other investments, trade accounts receivable, trade accounts payable and notes payable, approximate their fair values based on the short maturities of those instruments.

                            PENNZOIL PRODUCTS GROUP

     The following table summarizes the carrying amounts and estimated fair values of Pennzoil Products Group's other balance sheet financial instruments.

                                                      DECEMBER 31, 1997      DECEMBER 31, 1996
                                                     --------------------   --------------------
                                                                ESTIMATED              ESTIMATED
                                                     CARRYING     FAIR      CARRYING     FAIR
                                                      AMOUNT      VALUE      AMOUNT      VALUE
                                                     --------   ---------   --------   ---------
                                                              (EXPRESSED IN THOUSANDS)
Notes receivable...................................  $ 52,610   $ 51,314    $ 50,295   $ 48,889
Long-term debt.....................................    52,161     52,332      50,344     49,608
Amounts due to Pennzoil under revolving credit
  agreements.......................................   566,168    644,884     552,479    622,764

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument included above:

          Notes Receivable The estimated fair value of notes receivable is based on discounting future cash flows using estimated year-end interest rates at which similar loans have been made to borrowers with similar credit ratings for the same remaining maturities.

          Long-Term Debt The estimated fair value of long-term debt is based on quoted market prices or, where such prices are not available, on estimated year-end interest rates of debt with the same remaining average maturities and credit quality.

  Off-Balance-Sheet Financial Instruments

     The estimated fair value of certain financial guarantees written and commitments to extend financial guarantees was $3.3 million and $5.9 million as of December 31, 1997 and 1996, respectively. The estimated fair value of certain financial guarantees written and commitments to extend financial guarantees is based on the estimated cost to Pennzoil Products Group to obtain third party letters of credit to relieve Pennzoil Products Group of its obligations under such guarantees or, in the case of certain lease guarantees related to Jiffy Lube franchisees, the present value of expected future cash flows using a discount rate commensurate with the risks involved.

(11) COMMITMENTS AND CONTINGENCIES

  Environmental Matters

     Pennzoil Products Group is subject to certain laws and regulations relating to environmental remediation activities associated with past operations, such as the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act and similar state statutes. In response to liabilities associated with these activities, accruals have been established when reasonable estimates are possible. Such accruals primarily include estimated costs associated with remediation. Pennzoil Products Group has not used discounting in determining its accrued liabilities for environmental remediation, and no claims for possible recovery from third party insurers or other parties related to environmental costs have been recognized in Pennzoil Products Group's combined financial statements. Pennzoil Products Group adjusts the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates must be adjusted to reflect new information.

     Certain of Pennzoil Products Group's subsidiaries are involved in matters in which it has been alleged that such subsidiaries are potentially responsible parties ("PRPs") under CERCLA or similar state legislation with respect to various waste disposal areas owned or operated by third parties. In addition, certain of Pennzoil Products Group's subsidiaries are involved in other environmental remediation activities, including the

                            PENNZOIL PRODUCTS GROUP
removal, inspection and replacement, as necessary, of underground storage tanks. As of December 31, 1997 and 1996, Pennzoil Products Group's combined balance sheet included accrued liabilities for environmental remediation of $11.6 million and $16.2 million, respectively. Of these reserves, $2.4 million and $2.1 million are reflected on the combined balance sheet as current liabilities as of December 31, 1997 and 1996, respectively, and $9.2 million and $14.1 million are reflected as other liabilities as of December 31, 1997 and 1996, respectively. Pennzoil Products Group does not currently believe there is a reasonable possibility of incurring additional material costs in excess of the current accruals recognized for such environmental remediation activities. With respect to the sites in which Pennzoil Products Group subsidiaries are PRPs, Pennzoil Products Group's conclusion is based in large part on (i) the availability of defenses to liability, including the availability of the "petroleum exclusion" under CERCLA and similar state laws, and/or (ii) Pennzoil Products Group's current belief that its share of wastes at a particular site is or will be viewed by the Environmental Protection Agency or other PRPs as being de minimis. As a result, Pennzoil Products Group's monetary exposure is not expected to be material beyond the amounts reserved.

  Class Action

     In April 1994, a lawsuit styled Lazy Oil, Inc. vs. Witco Corporation; Quaker State Corporation; and Pennzoil Company, was filed in the United States District Court for the Western District of Pennsylvania. Three other suits, Andreassi vs. Witco Corporation; Quaker State Corporation; and Pennzoil Company and Thomas A. Miller Oil vs. Witco Corporation; Quaker State Corporation; and Pennzoil Company, and Wynnewood Drilling Associates v. Witco Corporation; Quaker State Corporation; Quaker State Oil Refining Corporation; Pennzoil Company; and Pennzoil Products Company were also filed in 1994, containing allegations substantially identical to those in the Lazy Oil case. All four suits have been consolidated for discovery and trial. The consolidated case, styled Lazy Oil Co., John B. Andreassi and Thomas A. Miller Oil Co. on behalf of themselves and others similarly situated vs. Witco Corporation; Quaker State Corporation; Quaker State Oil Refining Corp.; Pennzoil Company and Pennzoil Products Company is currently pending in the United States District Court for the Western District of Pennsylvania, Erie Division.

     On December 31, 1997, the Court entered an order approving a settlement, over the objection of three of the four class representatives and certain other class members. Under the settlement, Pennzoil Products Group paid $9.7 million plus administrative costs. The objecting class representatives have given notice that they intend to appeal the approval of the settlement to the United States Court of Appeals for the Third Circuit. This class action suit brought by purchasers of "Penn Grade crude" alleged that, from 1981 to 1995, the defendants engaged in a combination and conspiracy in unreasonable restraint of trade in violation of Section 1 of the Sherman Act, by allegedly acting to fix, lower, maintain and stabilize the purchase price of "Penn Grade crude" sold by the plaintiffs and the other class members to the defendants. The plaintiffs also alleged that the defendants have fraudulently concealed their alleged combination and conspiracy. Plaintiffs' motion for class certification was not opposed by defendants, and the Court certified a class of plaintiffs consisting of all persons who sold "Penn Grade crude" to any of the defendants between 1981 and June 30, 1995. Pennzoil Products Group believes that the final outcome of these matters will not have a material adverse effect on its financial condition or results of operations.

  Texas Federal Court Employment Action

     In August 1996, a lawsuit styled Donna Alexander, et al. v. Pennzoil Company, et al., was filed in the United States District Court for the Southern District of Texas, Houston Division. Both PPC and JLI are named defendants. The amended complaint filed by eleven named plaintiffs alleges wrongful and illegal discrimination by Pennzoil and subsidiaries against African-American employees and seeks actual damages of $75.0 million and punitive damages of three times that amount. Pennzoil vigorously denies these allegations and will oppose plaintiff's efforts to have the case certified as a class action by the Court. Pennzoil Products

                            PENNZOIL PRODUCTS GROUP

Group believes that the final outcome of the case will not have a material effect on its combined financial condition or results of operations.

  Louisiana Federal Court Employment Action

     In September 1997, a lawsuit styled Kenneth Epperson, et al. vs. Pennzoil Co., et al., was filed in the United States District Court for the Western District of Louisiana, Shreveport Division. The amended complaint filed by nine named plaintiffs alleges discriminatory employment policies and practices against African-American and other minority employees and seeks attorney's fees and costs, various forms of injunctive and equitable relief, $50.0 million in damages for back pay, front pay, and emotional distress, and a minimum of three times that amount in punitive damages. Pennzoil vigorously denies these allegations and will oppose plaintiffs' efforts to have the case certified as a class action by the Court. Pennzoil Products Group believes that the final outcome of the case will not have a material effect on its financial condition or results of operations.

  Other

     Pennzoil Products Group is involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on Pennzoil Products Group's financial condition or results of operations.

(12) LEASES

  As Lessee

     Pennzoil Products Group leases various assets and office space with lease periods of one to 20 years. Additionally, Pennzoil Products Group leases sites and equipment which are subleased to franchisees or used in the operation of automotive fast lubrication and fluid maintenance service centers operated by Pennzoil Products Group. The typical lease period for the service centers is 20 years with escalation clauses generally increasing the lease payments by 9% every third year, with some leases containing renewal options generally for periods of five years. These leases, excluding leases for land that are classified as operating leases, are accounted for as capital leases and are capitalized using interest rates appropriate at the inception of each lease.

     Certain operating and capital lease payments are contingent upon such factors as the consumer price index or the prime interest rate with any future changes reflected in income as accruable. The effects of these changes are not considered material.

     Total operating lease rental expenses for Pennzoil Products Group were $55.1 million, $55.2 million and $56.4 million for 1997, 1996 and 1995, respectively. Interest expense related to Pennzoil Products Group's capital lease obligations was $8.6 million during 1997 and 1996 and $9.4 million in 1995.

                            PENNZOIL PRODUCTS GROUP

     Future minimum commitments under noncancellable leasing arrangements as of December 31, 1997 are as follows:

                                                                  AMOUNTS PAYABLE
                                                                     AS LESSEE
                                                              ------------------------
                                                               CAPITAL      OPERATING
                                                               LEASES         LEASES
                                                              ---------     ----------
                                                              (EXPRESSED IN THOUSANDS)
YEAR ENDING DECEMBER 31:
1998........................................................  $ 11,454       $ 53,564
1999........................................................    11,541         48,450
2000........................................................    11,675         44,380
2001........................................................    11,727         39,752
2002........................................................    11,606         37,284
Thereafter..................................................    67,717        236,320
                                                              --------       --------
Net minimum future lease payments...........................  $125,720       $459,750
                                                                             ========
Less interest...............................................    55,440
                                                              --------
Present value of net minimum lease payments at December 31,
  1997......................................................  $ 70,280
                                                              ========

     Assets recorded under capital lease obligations of $58.2 million and $13.3 million at December 31, 1997 are classified as property, plant and equipment and other assets, respectively, in the accompanying combined balance sheet. Assets recorded under capital lease obligations of $44.1 million and $13.4 million at December 31, 1996 are classified as property, plant and equipment and other assets, respectively, in the accompanying combined balance sheet.

  As Lessor

     Pennzoil Products Group owns or leases numerous service center sites which are leased or subleased to franchisees. Buildings owned or leased that meet the criteria for direct financing leases are carried at the gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. Any buildings leased or subleased that do not meet the criteria for a direct financing lease and any land leased or subleased are accounted for as operating leases. The typical lease period is 20 years and some leases contain renewal options. The franchisee is responsible for the payment of property taxes, insurance and maintenance costs related to the leased property. The net investment in direct financing leases is classified as other assets in the accompanying combined balance sheet.

                            PENNZOIL PRODUCTS GROUP

     Future minimum lease payment receivables under noncancellable leasing arrangements as of December 31, 1997 are as follows:

                                                                 AMOUNTS RECEIVABLE
                                                                      AS LESSOR
                                                              -------------------------
                                                                DIRECT
                                                              FINANCING      OPERATING
                                                                LEASES         LEASES
                                                              ----------     ----------
                                                              (EXPRESSED IN THOUSANDS)
YEAR ENDING DECEMBER 31:
1998........................................................   $ 4,593        $ 11,996
1999........................................................     4,651          11,542
2000........................................................     4,723          11,347
2001........................................................     4,781          10,532
2002........................................................     4,814          10,063
Thereafter..................................................    28,648          56,026
                                                               -------        --------
Net minimum future lease payments...........................   $52,210        $111,506
                                                                              ========
Less unearned income........................................    22,626
                                                               -------
Net investment in direct financing leases at December 31,
  1997......................................................   $29,584
                                                               =======

(13) ACQUISITIONS AND DIVESTITURES

  Acquisition of Snap Automotive Products

     In November 1997, PPC acquired the marketing and distribution assets of Snap Automotive Products, Inc. ("Snap") for $41.0 million. The acquisition was accounted for using the purchase method of accounting, and the results of operations of Snap subsequent to November 1997 have been included in Pennzoil Products Group's combined statement of income.

  Acquisition of Viscosity Oil

     In September 1995, PPC acquired the assets of the Viscosity Oil division ("Viscosity Oil") of Case Corporation for $33.6 million. The acquisition was accounted for using the purchase method of accounting, and the results of operations of Viscosity Oil subsequent to September 1995 have been included in Pennzoil Products Group's combined statement of income.

                            PENNZOIL PRODUCTS GROUP

(14) SEGMENT FINANCIAL INFORMATION

     The tabular presentation below sets forth certain financial information regarding Pennzoil Products Group's industry segments for the years ended December 31, 1997, 1996 and 1995. Pennzoil Products Group's international operations historically have not been material to combined revenues, operating income and identifiable assets.

                                                              1997         1996         1995
                                                           ----------   ----------   ----------
                                                                 (EXPRESSED IN THOUSANDS)
REVENUES
Motor Oil & Refined Products.............................  $1,719,340   $1,694,285   $1,545,611
Fast Lube Operations.....................................     328,596      303,700      289,222
Intersegment Sales.......................................     (34,776)     (29,972)     (27,131)
                                                           ----------   ----------   ----------
                                                           $2,013,160   $1,968,013   $1,807,702
                                                           ----------   ----------   ----------
OPERATING INCOME (LOSS)
Motor Oil & Refined Products.............................  $   65,336   $   36,539   $  (11,259)
Fast Lube Operations.....................................       2,100        8,240       (5,210)
                                                           ----------   ----------   ----------
          Total operating income (loss)..................      67,436       44,779      (16,469)
Interest expense, net....................................      61,780       55,071       60,816
Income tax provision (benefit)...........................       6,245       (1,103)     (24,043)
                                                           ----------   ----------   ----------
Net income (loss)........................................  $     (589)  $   (9,189)  $  (53,242)
                                                           ==========   ==========   ==========
DEPRECIATION AND AMORTIZATION
Motor Oil & Refined Products.............................  $   43,051   $   32,078   $   34,000
Fast Lube Operations.....................................      21,439       19,840       21,549
IDENTIFIABLE ASSETS
Motor Oil & Refined Products.............................  $1,190,731   $1,003,180   $  915,818
Fast Lube Operations.....................................     368,892      367,319      362,849
CAPITAL EXPENDITURES
Motor Oil & Refined Products.............................  $  121,958   $  231,677   $  134,883
Fast Lube Operations.....................................      25,836       19,509       40,773

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
           2.1           -- Agreement and Plan of Merger, dated as of April 14, 1998, among Pennzoil Company, Pennzoil Products Company,
                            Downstream Merger Company and Quaker State Corporation
                            (filed as Annex A to the Proxy Statement/Prospectus of
                            Pennzoil Products Company dated August 17, 1998
                            constituting a part of the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
           2.2           -- Amendment Number One to Agreement and Plan of Merger,
                            dated as of August 11, 1998, among Pennzoil Company,
                            Pennzoil Products Company, Downstream Merger Company and
                            Quaker State Corporation (filed as Annex F to the Proxy
                            Statement/Prospectus of Pennzoil Products Company dated
                            August 17, 1998 constituting a part of the Registration
                            Statement of Pennzoil Products Company on Form S-4
                            (Registration No. 333-61541) and incorporated herein by
                            reference).
           2.3           -- Distribution Agreement, dated as of April 14, 1998,
                            between Pennzoil Company and Pennzoil Products Company
                            (filed as Annex B to the Proxy Statement/ Prospectus of
                            Pennzoil Products Company dated August 17, 1998
                            constituting a part of the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
           3.1           -- Pennzoil Products Company Certificate of Incorporation,
                            as amended (filed as Exhibit 3.1 to the Registration
                            Statement of Pennzoil Products Company on Form S-4
                            (Registration No. 333-61541) and incorporated herein by
                            reference).
           3.2           -- Form of Pennzoil-Quaker State Company Restated
                            Certificate of Incorporation (filed as Annex E to the
                            Proxy Statement/Prospectus of Pennzoil Products Company
                            dated August 17, 1998 constituting a part of the
                            Registration Statement of Pennzoil Products Company on
                            Form S-4 (Registration No. 333-61541) and incorporated
                            herein by reference).
           3.3           -- Pennzoil Products Company By-Laws (filed as Exhibit 3.3 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
           3.4           -- Form of Pennzoil-Quaker State Company Amended and
                            Restated By-Laws (filed as Exhibit 3.4 to the
                            Registration Statement of Pennzoil Products Company on
                            Form S-4 (Registration No. 333-61541) and incorporated
                            herein by reference).
           3.5           -- Form of Common Stock Certificate of Pennzoil-Quaker State
                            Company (filed as Exhibit 3.5 to the Registration
                            Statement of Pennzoil Products Company on Form S-4
                            (Registration No. 333-61541) and incorporated herein by
                            reference).
           3.6           -- Form of Pennzoil-Quaker State Company Rights Agreement
                            (filed as Exhibit 3.6 to the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
          10.1           -- Form of Employee Benefits Agreement between Pennzoil
                            Company and Pennzoil Products Company (filed as Exhibit
                            10.1 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
          10.2           -- Form of Tax Separation Agreement between Pennzoil Company and Pennzoil Products Company (filed as Exhibit 10.2 to
                            the Registration Statement of Pennzoil Products Company
                            on Form S-4 (Registration No. 333-61541) and incorporated
                            herein by reference).

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
          10.3           -- Form of Trademark License Agreement between Pennzoil
                            Company and Pennzoil Products Company (filed as Exhibit
                            10.3 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
          10.4           -- Form of Transition Services Agreement between Pennzoil
                            Company and Pennzoil Products Company (filed as Exhibit
                            10.4 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
          10.5           -- Term Sheet for Crude Oil Supply Agreement between
                            Pennzoil Company and Pennzoil Products Company (filed as
                            Exhibit 10.5 to the Registration Statement of Pennzoil
                            Products Company on Form S-4 (Registration No. 333-61541)
                            and incorporated herein by reference).
          10.6           -- Form of Pennzoil-Quaker State Company 1998 Incentive Plan
                            (filed as Exhibit 10.6 to the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
          10.7           -- Form of Indemnification Agreement between Pennzoil-Quaker
                            State Company and certain directors (filed as Exhibit
                            10.7 to the Registration Statement of Pennzoil Products
                            Company on Form S-4 (Registration No. 333-61541) and
                            incorporated herein by reference).
          10.8           -- Form of Quaker State Corporation Retention Pay Plan
                            (filed as Exhibit 10.8 to the Registration Statement of
                            Pennzoil Products Company on Form S-4 (Registration No.
                            333-61541) and incorporated herein by reference).
          21.1           -- Subsidiaries of Pennzoil Products Company (filed as
                            Exhibit 21.1 to the Registration Statement of Pennzoil
                            Products Company on Form S-4 (Registration No. 333-61541)
                            and incorporated herein by reference).
          23.1           -- Consent of Arthur Andersen LLP.
          23.2           -- Consent of PricewaterhouseCoopers LLP.
          99.1           -- Financial Statements of Excel Paralubes.